División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

[redacted]

Rule 12g3-2 (b) File N° 82-4240

Caracas June 30 2008

08003707

SEC
Mail Processing
Section

Washington, DC
100

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
JUL 11 2008
THOMSON REUTERS

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

BEST AVAILABLE COPY

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530-1
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 30 de abril de 2008.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 31 de marzo de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de tres meses terminados el 31 de marzo de 2008 y 2007.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2008, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2007, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 31 de marzo de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).
6. Balance General Consolidado al 31 de marzo de 2008 y 31 de diciembre de 2007 con base a Normas Internacionales de Información Financiera (NIIF).
7. Notas a los estados financieros consolidados por los períodos de tres meses terminados al 31 de marzo de 2008 y 2007.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	393.152.734	408.340.404
Participaciones en asociadas y negocios conjuntos	6.589.351	4.428.518
Total activo no corriente	399.742.085	412.768.922
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	641.939	938.599
Inventarios	59.145.919	48.491.848
Anticipos a proveedores	1.408.401	1.658.162
Efectos y cuentas por cobrar - neto	133.872.813	107.718.765
Inversiones disponibles para la venta	117.115	219.543
Efectivo y equivalentes de efectivo	18.923.513	29.592.828
Total activo corriente	214.109.700	188.619.745
TOTAL	613.851.785	601.388.667
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.632.690
Prima en emisión de acciones	13.405	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	171.619.880	201.623.316
Resultado no realizado en inversiones	(672.675)	(601.095)
Total patrimonio	367.357.425	397.418.039
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	8.878.312	5.541.656
Bonos quirografarios	46.700.000	-
Impuesto sobre la renta diferido	32.550.641	44.872.027
Total pasivo no corriente	88.128.953	50.413.683
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	9.618.172	6.003.461
Papeles comerciales	12.583.552	11.883.600
Préstamos a corto plazo	5.137.842	29.746.211
Dividendos por pagar	28.305.063	13.694.679
Impuesto sobre la renta por pagar	13.241.962	550.781
Cuentas por pagar	89.478.816	91.678.213
Total pasivo corriente	158.365.407	153.556.945
Total pasivo	246.494.360	203.970.628
TOTAL	613.851.785	601.388.667

María Alejandra Maguhn
Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corp. de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
Ingresos por ventas	158.703.873	118.468.224
Costo de ventas	117.945.974	94.004.487
Utilidad bruta	40.757.899	24.463.737
Costos y gastos:		
Gastos de ventas	9.073.457	8.629.136
Gastos generales y administrativos	7.621.856	4.804.556
Utilidad en venta de activos	-	(9.211)
	16.695.313	13.424.481
Utilidad en operaciones	24.062.586	11.039.256
Participación en resultados de negocios conjuntos	1.519.993	461.648
Costos financieros	(3.606.856)	(1.229.288)
Ingresos financieros	109.452	197.792
Diferencias en cambio - neto	(25.717)	(4.670)
Pérdida en operaciones de permuta con títulos valores	(911.000)	-
Otros ingresos (egresos):		
Impuesto a las transacciones financieras	(3.249.134)	-
Otros - neto	(40.572)	(49.656)
	(6.203.834)	(624.174)
Utilidad antes de impuestos	17.858.752	10.415.082
Impuesto sobre la renta	2.001.754	342.118
Utilidad neta	15.856.998	10.757.200
Utilidad neta por acción:		
Básica	6,91	4,69
Diluida	6,91	4,69

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corp. de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO TERMINADO EL 31 DE MARZO DE 2008
INTERINO
(Expresados bolívares fuertes)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del período	-	-	-	-	-	15.856.998	-	15.856.998
Total utilidades reconocidas en el período	-	-	-	-	-	15.856.998	-	15.856.998
SALDOS AL 31 DE MARZO DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	171.619.880	(672.675)	367.357.425

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO TERMINADO EL 31 DE MARZO DE 2007
INTERINO
(Expresados bolívares fuertes)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Utilidad neta del período	-	-	-	-	10.757.200	-	10.757.200
Total utilidades reconocidas en el período	-	-	-	-	10.757.200	-	10.757.200
SALDOS AL 31 DE MARZO DE 2007	69.632.690	206.308	6.963.269	119.593.551	201.623.316	(601.095)	397.418.039

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVIDADES OPERACIONALES:		
Utilidad neta	15.856.998	10.757.200
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	25.717	4.670
Participación en resultados de negocios conjuntos	(1.519.993)	(461.648)
Impuesto sobre la renta diferido	(2.184.178)	(1.398.118)
Provisión para impuestos	4.185.932	1.056.000
Provisión futuras perdidas en filiales extranjeras	(300.000)	-
Resultado en venta de propiedades, planta y equipo	-	9.211
Costos financieros	3.606.856	1.229.288
Ingresos financieros	(109.452)	(207.003)
Depreciación	4.410.189	4.352.796
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	23.972.069	15.342.396
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(13.681.926)	(3.309.469)
Anticipos a proveedores	392.625	3.020
Inventarios	21.831.375	17.972.891
Gastos pagados por anticipado	174.477	37.680
Aumento (disminución) en:		
Cuentas por pagar	(15.647.093)	(14.758.963)
Apartado para prestaciones por antigüedad, neto de pagos	3.365.390	1.482.529
Efectivo provisto por las actividades operacionales	20.406.917	16.770.084
Intereses pagados	(2.790.575)	(353.513)
Intereses cobrados	109.452	197.792
Impuestos pagados	327.199	(2.914.508)
Efectivo neto provisto por las actividades operacionales	18.052.993	13.699.855
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	10.929	-
Adquisición de propiedades, planta y equipo	394.082	821.580
Efectivo neto provisto (usado) por las actividades de inversión	405.011	821.580
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	(10.933.957)	(8.624.538)
Importe de la emisión de papeles comerciales	7.991.500	11.208.693
Amortización de papeles comerciales	(6.333.211)	(11.396.410)
Importe de la emisión de bonos quirografarios a largo plazo	12.500.000	-
Dividendos en efectivo	(13.920.726)	(6.295)
Efectivo neto usado por las actividades de financiamiento	(10.696.394)	(8.818.550)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	7.761.610	5.702.885
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	11.161.903	23.889.943
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	18.923.513	29.592.828

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE MARZO DE 2008 Y DICIEMBRE 2007

INTERINO

(Expresados bolívares fuertes)

	2008	2007
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	393.152.734	397.957.005
Participaciones en asociadas y negocios conjuntos	6.589.351	4.769.358
Total activo no corriente	399.742.085	402.726.363
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	641.939	816.416
Inventarios	59.145.919	80.977.294
Anticipos a proveedores	1.408.401	1.801.026
Efectos y cuentas por cobrar - neto	133.872.813	120.190.887
Inversiones disponibles para la venta	117.115	128.044
Efectivo y equivalentes de efectivo	18.923.513	11.161.903
Total activo corriente	214.109.700	215.075.570
TOTAL	613.851.785	617.801.933
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	171.619.880	155.762.882
Resultado no realizado en inversiones	(672.675)	(672.675)
Total patrimonio	367.357.425	351.500.427
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	8.878.312	7.256.889
Bonos quirografarios	46.700.000	34.200.000
Impuesto sobre la renta diferido	32.550.641	34.734.819
Total pasivo no corriente	88.128.953	76.191.708
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	9.618.172	7.874.205
Papeles comerciales	12.583.552	10.925.263
Préstamos a corto plazo	5.137.842	15.255.518
Dividendos por pagar	28.305.063	42.225.789
Impuesto sobre la renta por pagar	13.241.962	8.728.831
Cuentas por pagar	89.478.816	105.100.192
Total pasivo corriente	158.365.407	190.109.798
Total pasivo	246.494.360	266.301.506
TOTAL	613.851.785	617.801.933

Maria Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2008 Y 2007
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos,
   - La vida útil de las propiedades, planta y equipo,
   - La valoración del fondo de comercio,
   - Los valores razonables de los activos y pasivos financieros,
   - Acumulaciones estimadas por pagar,
   - Probabilidad de las contingencias,

- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2008 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

   Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y

prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. *Efectivo y equivalentes de efectivo* – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. *Clasificación de activos financieros entre corriente y no corriente* – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. *Préstamos bancarios y obligaciones y papeles comerciales* – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. *Clasificación de deudas entre corriente y no corriente* – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. *Apartado para prestaciones por antigüedad* – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 31 de marzo de 2008 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos

procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. *Reconocimientos de ingresos* – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. *Gastos de publicidad* – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. *Reconocimientos de gastos* – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. *Compensaciones de saldos* – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. *Impuesto sobre la renta* – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2 INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en

cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2008 y 2007, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el período de tres meses terminados el 31 de marzo 2008 y 2007 (en bolívares fuertes):

2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	55.861.289	100.855.910	1.986.674	-	158.703.873
Ventas de exportación		-	-	-	
Ventas entre segmentos - local	-	-	3.102.014	(3.102.014)	-
Ventas entre segmentos - exportación	38.547	547.351	-	(585.898)	-
Total ingresos	55.899.836	101.403.261	5.088.688	(3.687.912)	158.703.873
Costos y gastos	57.841.435	76.131.225	4.259.860	(3.551.233)	134.641.287
Resultado de operación	(1.941.599)	25.272.036	828.828	(136.679)	24.062.586
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	1.519.993
Ingresos financieros	-	-	-	-	109.452
Gastos financieros y otros	-	-	-	-	(7.833.279)
Resultados antes de impuestos	-	-	-	-	17.858.752
Resultado después de impuestos	-	-	-	-	15.856.998
Depreciación	2.035.559	2.007.432	367.198	-	4.410.189
Inversiones de capital	395.525	106.008	106.239	-	607.772
Balance general					
Activo					
Activos por segmentos	262.953.662	246.816.398	41.445.658	(13.941.612)	537.274.106
Activos por segmentos corporativos	-	-	-	-	59.307.979
Participaciones en empresas asociadas	6.589.351	-	-	-	6.589.351
Activos corporativos no distribuidos	-	-	-	-	10.680.349
Activo total consolidado					613.851.785
Pasivo					
Pasivos por segmentos	46.437.298	35.064.671	3.708.335	(12.971.612)	72.238.692
Pasivos por segmentos corporativos	-	-	-	-	98.682.130
Pasivos corporativos no distribuidos	-	-	-	-	75.573.537
Pasivo total consolidado					246.494.359

2007

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	56.584.931	60.845.198	1.010.571	-	118.440.700
Ventas de exportación	27.524		-	-	27.524
Ventas entre segmentos - local	-	-	3.029.534	(3.029.534)	-
Ventas entre segmentos - exportación	80.126	223.970	-	(304.096)	-
Total ingresos	56.692.581	61.069.168	4.040.105	(3.333.630)	118.468.224
Costos y gastos	54.631.093	52.449.777	3.720.332	(3.372.234)	107.428.968
Resultado de operación	2.061.488	8.619.391	319.773	38.604	11.039.256
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	461.648
Ingresos financieros	-	-	-	-	197.792
Gastos financieros y otros	-	-	-	-	(1.283.614)
Resultados antes de impuestos	-	-	-	-	10.415.082
Resultado después de impuestos	-	-	-	-	10.757.200
Depreciación	2.016.958	1.988.949	346.889	-	4.352.796
Inversiones de capital	204.034	-	-	-	269.377
Balance general					
Activo					
Activos por segmentos	273.855.490	248.527.337	54.658.216	(40.177.046)	536.863.997
Activos por segmentos corporativos	-	-	-	-	36.023.317
Participaciones en empresas asociadas	4.428.518	-	-	-	4.428.518
Activos corporativos no distribuidos	-	-	-	-	24.072.835
Activo total consolidado					601.388.667
Pasivo					
Pasivos por segmentos	47.170.131	35.676.794	17.079.828	(41.147.046)	58.779.707
Pasivos por segmentos corporativos	-	-	-	-	92.930.766
Pasivos corporativos no distribuidos	-	-	-	-	52.260.155
Pasivo total consolidado					203.970.628

3 EVENTO SUBSECUENTE

Patrimonio.

Dividendos en efectivo.

Con fecha 18 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de BsF. 0,15 por acción.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 28 de abril de 2008.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

De acuerdo a su solicitud y cumpliendo con lo establecido en las **NORMAS RELATIVAS A LA INFORMACION PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISIÓN NACIONAL DE VALORES**, anexo a la presente encontrará

1- Análisis de Variaciones del estado de resultados y balance general para los años 2007 y 2006

2- Informe de los auditores: Memorando de Observaciones y Recomendaciones

3- Planilla CNV- FG008 correspondiente a "Decreto y/o Pago de Dividendos"

4- Fotocopia de la Planilla de pago del ISLR del año 2007.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45
Fax: 0212 901 23 17

SEC
Mail Processing
Section

2008

Washington, DC
100

ANALISIS DE VARIACIONES
AÑO 2007 vs AÑO 2006
BALANCE GENERAL

ACTIVO
Activo No Corriente

Propiedades, Planta y Equipo, Neto
MMBs.-15.558 (-3,76 %)

Las variaciones más importantes son:

- Depreciación Acumulada del periodo — MMBs.-18.082
- Maquinarias y Equipos MANPA — MMBs.+2.071

  Sistema de Reemplazo Measurex — MMBs. +1.290
- Disminución Construcciones en Proceso — MMBs. -184
- Incremento Edificaciones Valores y Acciones — MMBs.+354

  Mejoras Almacenadora Capital
- Incremento Edificaciones MANPA — MMBs.+225

  Construcciones Muro Galpón Materia Prima y baños en talleres

Participación en Empresas Asociadas y Negocios Conjuntos
MMBs.+802 (+20,23 %)

	2007	2006	Var
Participaciones en empresas asociadas	0	0	
Participaciones en negocios conjuntos	4.769.358	3.966.954	802.404
	7.769.358	3.966.954	802.404

La variación corresponde totalmente a la **Participación en Negocios Conjuntos.** La variación viene dada por la variación positiva en los resultados de MCA MMBs.+802 ya que la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

	%	2007	2006	Variación
Simco Recycling Inc.	50	0	0	0
Manpa Centroamérica, C.A.	50	4.769.358	3.966.954	802.404
		4.769.358	3.966.954	802.404

<u>Participación en Negocios Conjuntos:</u> Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación."

"**Participación en empresas asociadas:** Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo"

Mandioca	MMBs.+2.577
Corp. Forest Orinoco	MMBs.+769
Central Cariaco	MMBs.+88
Fibras Secundarias	MMBs.+81
Total	MMBs.3.515
Menos Prov Pérdida Por Deterioro	MMBs.-3.515
	MMBs.0

Activo Corriente

Gastos Pagados por Anticipado
MMBs.-160 (-16,37%)

Las variaciones más relevantes del año 2007 con respecto al año anterior son:

- Aumento Seguros Patrimoniales y HCM MMBs. +181
- Software Websecurity y antivirus MMBs. -18

Inventarios
MMBs. +14.513 (+21,83%)

Al 31 de diciembre de 2007, los saldos de inventarios se detallan a continuación:

En MMBs.	2007	%	2006	%	Variación
Productos Terminados	15.348	19,0%	14.244	21,4%	1.103
Productos en Proceso	341	0,4%	1.197	1,8%	-856
Materia Prima	22.370	27,6%	16.186	24,4%	6.184
Repuestos	19.194	23,7%	13.740	20,7%	5.454
Inventario en Transito	28.481	35,2%	23.268	35,0%	5.212
Menos- Provision para Obsolencia	-4.756	-5,9%	-2.171	-3,3%	-2.585
Total	**80.977**	**100,0%**	**66.465**	**100,0%**	**14.513**

La variación de los inventarios es producto principalmente de:

- Incremento en Materia Prima (MMBs. +6.184)
- Incremento en Repuestos (MMBs. +5.454)
- Incremento Inventario en Tránsito (MMBs.+5.212)

El Inventario de productos terminados se detalla a continuaciòn :

PRODUCTOS TERMINADOS (En miles de Bs)	**2.007**	**2.006**	**VARIACIÓN**
MOLINO	4.450.897	3.858.487	592.410
SACOS	1.244.877	1.088.192	156.685
BOLSAS	544.010	513.942	30.068
RESMAS/RESMILLAS	941.409	1.346.888	-405.479
HIGIÉNICOS	2.511.071	1.830.741	-680.330
PRODUCTOS ESCOLARES	3.512.680	3.390.818	121.862
VPP	2.142.771	2.215.194	-72.423
	15.347.715	**14.244.262**	**1.103.453**

Anticipos a Proveedores
MMBs.+140(+8,42%)

Los Anticipos a Proveedores ascendieron a MMBs.1.801 y las principales variaciones en fueron:

- Fabio Perini (MMBs. +495)
- Cuvensa Motors (MMBs.+44),
- P&L Global Network (MMBs. -71)
- UPS (MMBs.-389)
- Regalías (MMBs.+161)

Efectos y Cuentas por Cobrar Neto
MMBs. +15.782 (+15,12%)

El saldo de este cuenta al cierre de diciembre 2007 es MMBs. 120.191 y está compuesto por:

	2007	2006	Variación Absoluta	Variación %
Comerciales	77.412.693	65.056.503	12.356.190	18,99%
Compañías Relacionadas	12.153.725	10.058.465	2.095.260	20,83%
Empleados	1.653.250	808.691	844.559	104,44%
Deudores Diversos	1.137.736	832.464	305.272	36,67%
Impuesto sobre la renta pagado por anticipado	1.095.323	928.779	166.544	17,93%
Iva pagado en exceso	18.975.571	23.544.428	-4.568.857	-19,41%
Crédito Fiscal Iva	1.683.824	1.601.280	82.544	5,15%
Depósitos dados en Garantía	6.586.270	2.593.169	3.993.101	153,99%
	120.698.392	105.423.779	15.274.613	14,49%
menos provisión para cuentas cobro dudoso	507.505	1.014.483	-506.978,00	-49,97%
	120.190.887	104.409.296	15.781.591	15,12%

El incremento de los Efectos y Cuentas por Cobrar Neto es producto básicamente del:

-Aumento Cuentas x Cobrar Comerciales MMBs.+ 12.356 (+18,99 %) producto principalmente del incremento de las ventas netas (24,32%)

- Aumento Depósitos dados en Garantía MMBs. + 3.993 (+153,99%)

- Aumento Cuentas x Cobrar Relacionadas MMBs.+2.095 (+20,83%)

TGM MMBs.+2.141
Mandioca MMBs.+690
Manpa de Centroamérica MMBs.-319
Provisión Incobrables MMBs. -408

- Disminución IVA pagado en exceso (MMBs.-4.569) (-19,41 %)

En el año 2007 fueron aprobados por el Seniat reintegros por MBs.10.262 de Manpa y MBs.429 de su filial Transportes Alpes.

Inversiones disponibles para la venta
MMBs.- 91 (-41,68%)

La variación corresponde al valor de mercado de las acciones de CIE, las cuales disminuyeron MMBs. 102 al pasar de MMBs.219 en el año 2006 a MMBs.117 en el año 2007, más el valor de mercado de los Bonos del Sur MMBs.11

Efectivo y equivalentes de efectivo
MMBs.-12.728 (-53,28%)

El saldo del Efectivo y Equivalentes de Efectivo con respecto al año 2006 disminuyó principalmente por un incremento en la inversión de capital de trabajo y de impuestos pagados, reduciendo el efectivo provisto por actividades operaciones en MMBs. 33.402 con relación al año 2006

El flujo de efectivo del año 2007 tuvo los siguientes movimientos:

+ Efectivo neto provisto por actividades operacionales MMBs. 29.203
- Efectivo usado en actividades de inversión MMBs. -2.670.
(adiciones de propiedades, plantas y equipos)
- Efectivo usado por actividades de financiamiento MMBs. –39.261

Pago de Dividendos MMBs-49.472
Aumento Obligaciones Quirografarias y Papeles Comerciales MMBs. 33.729
Disminución préstamos bancarios corto plazo MMBs.-23.533

Disminución neta en efectivo y equivalentes de efectivo MBs.-12.728

PATRIMONIO Y PASIVO

PATRIMONIO
MMBs.-35.905 (-8,50 %)

(En miles de Bs.) PATRIMONIO:	2.007	2.006	Variacion Absoluta	Variación %
Capital social	69.633.596	69.632.690	906	0%
Prima en emisión de acciones	13.405	0	13.405	100%
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308	0	0%
Utilidades retenidas:				
Reserva legal	6.963.360	6.963.269	91	0%
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551	0	0%
No distribuidas	155.762.882	190.866.116	-35.103.234	-18,39%
Resultado no realizado en inversiones	-672.675	-601.095	-71.580	-11,91%
Total patrimonio	**351.500.427**	**386.660.839**	**-35.160.412**	**-9,09%**

La variación principal ocurre en la cuenta de Utilidades no Distribuidas MMbs. –35.103 como resultado de

Utilidad Neta del período	MBs.42.893.177
menos Dividendos Decretados en el período	MBs.-77.996.320
	MBs. –35.103.234
menos variación en el Resultado no realizado en Inversiones (Ajuste a valor de mercado acciones de CIE y pérdida venta bono del Sur)	MBs-71.580
mas prima emisión de acciones	MBs.+13.405
mas aumento capital social y reserva legal	MBs.+997
	MBs.-35.160.412

PASIVO NO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a largo plazo
MMBs.+2.431 (+50,37%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad, neto de anticipos a largo plazo.

Obligaciones Quirografarias al Portador
MMBs.+34.200 (+100%)

Corresponde a la colocación de las Series 1,2 y 3 de la Emisión 2007-I de obligaciones quirografarias al portador a un plazo de 4 años y con un período de gracia de pago de capital de 18 meses.

Impuesto sobre la renta diferido
MMBs.-11.535(-24,93%)

Bajo NIIF, la provisión de impuesto sobre la renta comprende el impuesto sobre la renta corriente (tasa de impuesto de la legislación fiscal sobre la renta neta fiscal del año) más el Impuesto diferido.

El impuesto diferido comprende las diferencias temporarias que se prevén pagar o recuperar por las diferencias que se generan entre los libros y la contabilidad fiscal, así como los créditos fiscales, rebajas y pérdidas no aprovechadas.

Los impuestos diferidos son determinados con base en el método del balance general.

	2006	2006
Pasivo por impuesto sobre la renta diferido	57.303.693	68.522.175
Activo por Impuesto sobre la renta diferido	34.131.683	25.350.859
Menos Reserva de Valuación	11.562.809	3.098.829
NETO DE IMPUESTO DIFERIDO	**34.734.819**	**46.270.145**

En tal sentido, en los resultados al 31 de diciembre de 2007 se origina un Impuesto Diferido Ingreso por la variación entre las partidas temporarias de un año con respecto al otro

2007	MBs.	34.734.819
2006	MBs.	46.270.145

Impuesto Diferido ingreso MBs.- 11.535.326

La reserva de valuación es la porción que se estima que no será realizada del Impuesto sobre la renta diferido activo de los inventarios.

PASIVO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a corto plazo
MMBs.+2.638 (+50,37%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad neto, de anticipos a corto plazo

Papeles Comerciales
MMBs.-471 (-4,13%)

La variación corresponde a la disminución de los Papeles Comerciales en circulación en MMBs. 471

Al cierre de diciembre 2007 el saldo de papeles comerciales en circulación es de MMBs.10.925.

Préstamos a Corto Plazo
MMBs.-22.914 (-60,03%)

La variación de la deuda bancaria a corto plazo fue producto de la sustitución de deuda de corto plazo bancaria por obligaciones quirografarias de largo plazo más nuevos préstamos contratados con bancos en el año 2007 netos de las amortizaciones efectuadas en el año:

A continuación se muestran las variaciones en los saldos de préstamos por banco al cierre de diciembre 2007

En MMBs.

Banco	Variación	Saldo al 31/12/2007
BVC	-7.204	0
Provincial	-3.384	15.226
Venezuela	-12.327	0

Dividendos por Pagar:
MMBs.+28.525. (+208,20%)

La variación viene dada principalmente porque hay dos (2) dividendos para los tenedores de ADR's pendiente por la autorización de divisas por parte de CADIVI al 31 de diciembre de 2007 cuyo saldo **es mayor** al dividendo para los tenedores de ADR´s pendientes por la autorización de divisas por parte de CADIVI al 31 de diciembre de 2006.

El saldo al 31 de diciembre de 2007, corresponde la mayor parte a dividendos de ADR's pendientes por la autorización de divisas por parte de CADIVI (dividendo de Bs. 12 x acción decretado en el mes de abril de 2007 y dividendo de Bs. 22 x acción decretado el mes de octubre de 2007).

Al 31 de diciembre de 2007, el número de ADR´s en circulación es de 24.693.083.
Con el cambio del valor nominal de la acción de MANPA de Bs. 10 a Bs. 100 también cambió el número de acciones por ADR a 5 acciones por ADR.

Impuestos por Pagar
MMBs.+6.320(+262,30%)

La diferencia es principalmente en la variación de monto de Provisión de Impuesto sobre la renta del ejercicio, el cual fue mayor con relación al año 2006 en MMBs.+6.178

Al cierre del año 2006, la cuenta de Impuesto por pagar fue de MMBs.2.409 porque :

- Existía un excedente de la estimada de ISLR del año 2005
- Aprobación de solicitud de Reintegros de retenciones IVA utilizados para el pago de ISLR.
- Créditos IVA de Transportes Alpes cedidos a MANPA.

El saldo al cierre de diciembre de 2007 fue de MMBs.8.729, conformado principalmente por la Provisión de Impuesto sobre la renta del ejercicio (MMBs.+8.809)

Cuentas por Pagar
MMBs. –1.332 (-1,25%)

En el año 2007, el saldo de Cuentas por Pagar se mantuvo prácticamente en los mismos niveles del año 2006, variando tan sólo 1,25 %. Las cuentas que reflejan mayores variaciones son Compañías Relacionadas MMBs.-4.706 y Gastos Acumulados por Pagar MMBs.4.577.

(En Miles de Bs.)	**2007**	**2006**	**Variación Absoluta**	**Variación %**
Comerciales	85.981.426	88.106.488	-2.125.062	-2,41%
Compañías Relacionadas	2.764.874	7.470.640	-4.705.766	-62,99%
Otros	4.624.941	3.730.177	894.764	23,99%
IVA de terceros retenido por pagar	1.035.823	1.018.384	17.439	1,71%
Gastos acumulados por pagar	10.683.333	6.106.817	4.576.516	74,94%
Impuesto a las transacciones financieras	9.795	0	9.795	100,00%
	105.100.192	106.432.506	-1.332.314	-1,25%

A continuación un detalle del movimiento de estas cuentas

Por Pagar Comerciales
MMBs. –2.125 (-2,41)

El saldo al cierre se ubicó en MMBs. 85.981. La disminución de las cuentas por pagar se debió principalmente a que por los problemas de CADIVI en la asignación de divisas, la mayoría de las importaciones de pulpa se realiza a través del convenio ALADI cuyo pago es a la vista o un a plazo menor de 90 días por los problemas de cupos de las líneas del convenio ALADI para importación.

Las variaciones en los proveedores de pulpa más importantes son:

(En Miles de Bs.)

	2.007	2.006	VARIACION
ARACRUZ CELULOSA	0	2.695.461	-2.695.461
CELULOSA ARAUCO Y CONSTITUCIÓN	14.586.756	5.326.365	9.260.391
CELLMARK	6.847.905	5.931.084	916.821
CMPC CELULOSA	18.859.651	5.831.347	13.028.304
SILVANA	12.042.420	11.858.684	183.736
FOREST FIBRES LIMITED	4.019.748	19.305.235	-15.285.487
FIBRE SOURCE INTERNATIONAL	2.320.132	6.933.679	4.613.547
	58.676.612	**57.881.855**	**794.757**

Por Pagar Compañías Relacionadas
MMBs.-4.706. (-62.99%)

La variación es producto principalmente de la disminución de las cuentas por pagar a

- TGM MMBs.-4.155
- Simco Recycling MMBs.-427
- Tuboven Maracay MMBs.-102

Por Pagar Otras
MMBs.+895 (+23,99%)

Las Variaciones del saldo de Cuentas por Pagar (Otras) más importantes son:

	MMBs.
➢ Regalias	-355
➢ Fondo de Ahorro de los Trabajadores	+154
➢ Nómina por Pagar	+113
➢ Seguro Social por pagar	+754
➢ Intereses acumulados Obligaciones Q.	+ 295
➢ Arrendamientos unidades de Transporte	-310

Gastos Acumulados por Pagar
MMBs.+4.577 (+74,94%)

La variación ha sido producto básicamente de las disminuciones/incrementos de otras cuentas, siendo las mas resaltantes:

Intereses Cartas de Cédito MMBs.+538
Provisión Conacuid MMBs.+478
Participación Estatutaria MMBs.+256
Estimación CANTV MMBs.+263
Estimación Gastos Liquidación Importaciones MMBs.+335
Contingencia Laboral MMBs.+2.297
Vacaciones y Utilidades MANPA y Talpes MMBs.+927
Intereses sobre Prestaciones Sociales MANPA y Talpes MMBs.+798
Descuentos y Bonificaciones en Venta MMBs.-919
Otros Beneficios Contractuales MMBs.-279
Seguro Importación Exportación MMBs.-145

ANALISIS DE VARIACIONES
AÑO 2007 vs AÑO 2006
ESTADO DE GANANCIAS Y PERDIDAS

Volumen de Ventas de Papel (TM)

Al cierre de 2007, el volumen de ventas se mantuvo prácticamente en los mismos niveles del año 2006, al ubicarse en 142.505 TM vs 142.164 TM del 2007, lo cual representa un incremento de tan sólo 0,24% (+341 TM).

A continuación detalle de las variaciones por División:

	2007	2006	Absoluta	%
Molino IEE	43.774	42.405	1.369	3,23%
Higiénicos	53.825	55.035	-1.210	-2,20%
Sacos	7.333	7.082	251	3,54%
Bolsas	4.437	4.465	-28	-0,63%
RRFC	23.070	23.322	-252	-1,08%
Productos Esc.	4.423	4.233	190	4,49%
Total Local	**136.862**	**136.542**	**320**	**0,23%**
Molino IEE	0	234	-234	-100,00%
Higiénicos	0	0	0	0,00%
Sacos	0	0	0	0,00%
Bolsas	105	0	105	100,00%
RRFC	0	20	-20	-100,00%
Productos Esc.	2.041	1.760	281	15,97%
Vencaribbean	3.497	3.608	-111	-3,08%
Total Exportación	**5.643**	**5.622**	**21**	**0,37%**
TOTAL	**142.505**	**142.164**	**341**	**0,24%**

Mezcla de Ventas

Exportación	5.643	5.622	21	0,37%
Local	136.862	136.542	320	0,23%
Total	**142.505**	**142.164**	**341**	**0,24%**

INGRESOS POR VENTAS
MMBs.+107.083 (+24,69%)

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

(En miles de Bs.)	2007	2006	Variación Absoluta	Variación %
Ventas de Productos	534.894.679	430.244.838	104.649.841	24,32%
Ingresos por alquileres	3.905.840	2.303.109	1.602.731	69,59%
Ingresos por servicios	1.936.491	1.105.983	830.508	75,09%
	540.737.010	433.653.930	107.083.080	24,69%

Ventas de Productos
MMBs.+104.650 (+24,32%)

Las Ventas Netas al cierre de 2007 se ubicaron en Bs.534.895 millones lo cual representa un incremento de 24,32% vs el año anterior.

Costo de Ventas
MMBs. +78.619 (+23,14%)

Para el cierre del año 2007, el Costo de Ventas aumentó en Bs.78.619 millones (+23,14%) vs el año 2006, lo cual obedece básicamente a incrementos en los gastos de fabricación y en el costo de las fibras y materia prima importada. Los gastos de fabricación aumentaron en Bs. 40.251 millones (+ 35,95 %), principalmente por el incremento de:

- Personal en Bs.+22.517 millones (+47,94%) (Incluye el efecto BANAVIH)
- Suministros Industriales y Repuestos Bs. +9.527 millones (+50,05%)
- Reparación y Mantenimiento Bs. +5.129 (+81,39%)
- Servicios Contratados en Bs. –376 millones. (-6%)
- Cursos Bs. +1.151 millones (+199,44%) Cumplimiento Ley Orgánica de Ciencia y Tecnología e Insapsel
- Energía Bs. +798 millones (+4,64%)

Con respecto al aumento en el costo de las fibras y otras materias primas importadas, este se origina por el incremento de los precios internacionales como se detalla a continuación:

- Fibra Larga 9,15 % incremento del precio: enero 2007 US$ 710/tm mientras que para diciembre 2007 US$ 775/tm
- Fibra Corta 11,67% incremento del precio: enero 2007 US$ 634/tm mientras que para diciembre 2007 US$ 708/tm
- Fibra Natural 17,55% incremento del precio: enero 2007 US$ 587/tm mientras que para diciembre 2007 US$ 690/tm

El costo de ventas como % de las ventas mejora en 0,98 puntos porcentuales, al pasar de 78,35 % en el 2006 a 77,38 % en el año 2007.

En cuanto a la mezcla de fibras, en el año 2007 el consumo de fibra virgen aumentó en 4,80 puntos porcentuales mientras que el consumo de pasta destintada disminuyó en 0,47 puntos porcentuales , tal como se muestra a continuación.

	2007	2006	Var. En Puntos
Fibra Virgen	53,50%	48,70%	4,80%
Destintado	15,47%	15,94%	-0,47%
Desperdicio Importado	0,98%	2,31%	-1,33%
Desperdicio Nacional	23,24%	25,97%	-2,73%
Químicos	6,82%	7,08%	-0,26%

La merma consolidada al cierre del 2007 se ubicó en 9,13 vs 12,08% del año anterior.

Utilidad Bruta
MMBs.+28.464(+30,32%)

La Utilidad Bruta se ubicò en Bs.122.332 millones, aumentando en Bs. 28.464 millones ò en un 30,32 %. El Margen Bruto aumentó 0,98 puntos porcentuales con respecto al año anterior, ubicándose en 22,62%.

Gastos de Ventas
MMBs. +5.738 (+16,34%)

Los Gastos de Ventas registraron una variación de 16,34 % (MMBs.+5.738) al pasar de MMBs.35.121 millones en el 2006 a MMBs.40.859 en el 2007.

Entre las variaciones más resaltantes se encuentran:

- Personal en Bs. +2.758 millones (+54,77%)
- Descuentos de Mercadeo Bs.-1.833 (-39,9%) (Higiénicos)
- Comisiones Bs. +1.922 millones (30,7%)

  -Div. Higiénicos Bs. +1.677 millones
  -Div. Cuadernos Bs. –253 millones
  -Div. Sacos y Bolsas Bs.+ 497 millones

- Propaganda Bs.+206 millones (+15,07%) Temporada Escolar
- Transportes Alpes Bs. +2.678 millones (+38,22%)
  - Reparación y mantenimiento Bs. +352 millones
  - Gastos de viaje y estadia nacional Bs. +342 millones
  - Gastos de Personal Bs. +1.312 millones
  - Repuestos y accesorios Bs.+290 millones
  - Consumos de comida Bs.+ 112 millones

En cuanto a los Gastos de Ventas como % de los Ingresos mejoran en 0,54 puntos, al pasar de 8,10 % en el 2006 a 7,56 % en el 2007.

	2007	2006	Variación
Gastos de Ventas (En MBs.)	40.858.899	35.121.317	5.737.582
Gastos de Ventas como % Ingresos.	7,56%	8,10%	-0,54%

Gastos de Administración
MMBs. +3.075 (+14,03%)

Los Gastos de Administración registraron una variación de MMBs. 3.075 (+14,03%) al pasar de MMbs. 21.908 en el año 2006 a MMBs. 24.983 en el año 2007.

Las partidas que presentan mayor variación son:

- Personal Bs.+1.721 millones (+14,70%)

- Servicios Contratados Bs. +457 millones (+45,49%)

  -Press Advertising (Avisos de Prensa) Bs.+ 51 millones
  -Comisiones Agentes de Colocación Bs. +44 millones
  -Mantenimiento de Sistemas (Informática) Bs.+ 179 millones
  -Holland & Knight Bs. +72 millones

- Honorarios Junta Directiva Bs.+ 316 millones (+28%)

- Honorarios Profesionales Bs. +380 millones (+39,20%)

Los Gastos de Administración como % de las Ventas Netas mejoran en 0,43 puntos, al ubicarse en 4,62 % vs 5,05 del año anterior.

	2007	2006	Variación
Gastos de Administ. (En MBs.)	24.982.689	21.908.182	3.074.507
Gastos de Admón. como % Ingresos.	4,62%	5,05%	-0,43%

Utilidad en venta de Activos
MMBs.+75 (+89,02%)

En el año 2007 se realizó la venta de computadoras obsoletas de Manpa, generando una pérdida de MMBs.-9 menor a la pérdida de la venta del 2006 de MMBs.-84 correspondiente al terreno de Cagua.

Gastos Operativos
MMBs.+8.887 (+15,61%)

	2007	2006	Variación
Gastos Operativos. (En MBs.)	65.832.377	56.945.614	8.886.763
Gastos Operativos. como % Ingresos.	12,17%	13,13%	-0,96%

Utilidad Operativa
MMBs.+19.577 (+53,02%)

La Utilidad Operativa aumentó en Bs. 19.577 millones o en un 53,02%, ubicándose en Bs. 56.500 millones.

Participación en Resultados de negocios conjuntos
MMBs+299.(+59,46%)

	2007	2006	Variación	Variación %
Participación en resultados de negocios conjuntos	802.404	503.194	299.210	+59,46%

Corresponde al 50% de participación de Manpa en los resultados financieros de MCA y en Simco Recycling .

La variación viene dada por la utilidad generada por MCA en el año 2007 con respecto al año 2006 ya que durante el año terminado el 31 de Diciembre de 2006, la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

Costos Financieros
MMBs.-858 (13,24%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Costos Financieros	- 7.338.490	- 6.480.701	-857.789	-13,24%

El incremento en los costos financieros ocurre porque el saldo promedio de deuda que se mantuvo durante el año 2007 fue mayor con relación al año 2006 (Bs. 60.300 millones vs Bs.49.500 millones) , generando mayor carga de intereses.

Ingresos Financieros
MMBs.-284.(-25,02%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Ingresos Financieros	850.632	1.134.458	-283.826	-25,02%

Se debe a la disminución en el monto de efectivo y equivalentes de efectivo y por consiguiente una menor generación de intereses ingresos.

Diferencia en cambio
MMBs.+34(+55,66%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Diferencias en cambio- neto -	27.226	-61.402	+34.176	+55,66%

En el año 2007 no hubo devaluación de la moneda.

El monto de pérdida cambiaria reflejado en el año 2007 corresponde a las pérdidas que se generan con las compras de euros para el pago de repuestos, principalmente de la División de Higiénicos (Fabio Perini)

Pèrdida en operaciones de Permuta
MMBs.+902(+100%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Ganancias en operaciones con títulos valores	902.083	-	902.083	+100,00%

En el año 2007 se realizaron operaciones que generaron ganancias en venta de títulos valores por MBs. 902.083

Pèrdida en venta de inversiones disponibles para la venta
MMBs.+763(+100%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Pérdidas en venta de inversiones disponibles para la venta	-	- 762.975	762.975	+100%

En el año 2007 no se generaron pérdidas por operaciones de venta de inversiones.

OTROS INGRESOS(EGRESOS)

Comisiones ADR
MMBs.+257 (+49,93%)

EN MILES DE Bs.	2007	2006	Variación	Variación %
Comisiones ADRs	-257.782	-514.814	257.032	+49,93%

Impuesto al Dèbito Bancario
MMBs.+392 (+100%)

(EN MILES DE Bs)	2007	2006	Variación	Variación %
Impuesto al débito bancario	-	-392.141	+392.141	+100%

En la Gaceta Oficial No. 38.375 de fecha 08 de febrero de 2006 se publicó la Ley mediante la cual se derogó la Ley que establece el impuesto débito bancario.

Impuesto a las Transacciones Financieras (ITF)
MMBs.-2.554 (-100%)

(EN MILES DE Bs)	2007	2006	Variación	Variación %
ITF	-2.554.009	-	-2.554.009	-100%

En la Gaceta Oficial No. 5.852 de fecha 05 de octubre de 2007 se publicó la Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y entidades económicas sin personalidad jurídica, efectivo a partir del 01 de noviembre de 2007.

Otros
MMBs.-953 (-272%)

La variación viene dada principalmente la variación en la provisión de Simco Recycling y la pérdida cambiaria de VPP .

En el caso de Simco, en el año 2006 redujo la provisión que mantenía hasta por el monto de las pérdidas acumuladas de simco alcanza la inversión de Manpa. En el año 2007 se incremento la provisión por posibles pérdidas en las cuentas x cobrar a Simco.

En cuanto a VPP, la pérdida cambiaria del 2006 corresponde a la devaluación dólar trinitario con respecto al US$, mientras que el año 2007 no se resgitró devaluación.

	Año 2007	**Año 2006**	**Variación**
Provisión Simco Recycling	-408	+768	-1.176
Pérdida Cambiaria VPP	+11	-249	260

Impuestos sobre la Renta
MMBs. -4.905 (-1.030%)

El incremento en el Impuesto sobre la renta debió principalmente a :

- Mayor Utilidad

- Efecto en el incremento de la tasa de inflación del año 2007 con respecto al año 2006 . En el año 2007, la tasa de inflación fue de 22,45 % mientras que en el año 2006 de 17 %.

En miles de Bs.	**2007**	**2006**	**Variación**
Impuesto sobre la renta neta fiscal	16.003.174	8.265.695	7.737.479
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-277.350	-342.329	64.979
	15.725.824	7.923.366	7.802.458
Impuesto sobre la renta de ejercicio anterior	1.190.992	832.151	358.841
Total impuesto sobre la renta corriente	16.916.816	8.755.517	8.161.299
Impuesto sobre la renta diferido	-11.535.326	-8.279.463	-3.255.863
	5.381.490	**476.054**	**4.905.436**

Durante los años terminados el 31 de diciembre de 2007 y 2006, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal: estas partidas son

- Impuesto y tasa fiscal aplicable a la utilidad según libros
- Efecto sobre la utilidad contable por la aplicación de NIIF
- Reserva por valuación de impuesto diferido activo
- Ajuste fiscal por inflación
- Otros gastos no deducibles
- Otros ingresos no gravables
- Efecto de rebaja por inversiones en propiedades, planta y equipos
- Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros

COMISION NACIONAL

2008 ABR 28 P 3: 43

Utilidad Neta
MMBs. +12.670 (+41,92%)

La Utilidad Neta alcanzò MMBs. 42.893. EL Margen Neto presentó un incremento de 0,96 puntos porcentuales como consecuencia del aumento de la rentabilidad bruta y operativa y contrarrestado parcialmente por el incremento de otros egresos y del impuesto.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Memorándum de Observaciones y Recomendaciones

Al 31 de diciembre de 2007

Deloitte.

Lara Marambio & Asociados
RIF J-00327665-0
Torre Corp Banca, piso 21
Av. Blandín. La Castellana
Caracas 1060 - Venezuela

Tlf: +58 (212) 206 8501
Fax: +58 (212) 206 8870
www.deloitte.com/ve

COMISION NACIONAL DE VALORES
2008 APR 28 P 3:
RECIBIDO

Valencia, 20 de febrero de 2008

A la Junta Directiva de
Manufacturas de Papel, C. A. (MANPA) S.A.C.A.

En relación con nuestra auditoría de los estados financieros de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A. y filiales** por el año terminado el 31 de diciembre de 2007, hemos evaluado el sistema de control interno de la Compañía, tal como lo requieren las normas de auditoría de aceptación general en Venezuela. De acuerdo con estas normas, el propósito de dicha evaluación es establecer las bases de confiabilidad para determinar la naturaleza, oportunidad y alcance de los procedimientos de auditoría necesarios para expresar una opinión sobre los estados financieros.

Nuestra evaluación del sistema de control interno contable de la Compañía, no fue diseñada con el fin de expresar una opinión sobre el mismo y, en consecuencia, no necesariamente puede revelar todas las debilidades existentes, debido a que está basado en pruebas selectivas de los registros contables e información relacionada. Como es de su conocimiento, el mantenimiento de un adecuado sistema de control interno es responsabilidad de la Gerencia.

Este informe fue preparado solo para información y uso de la Junta Directiva y de la Gerencia, y no debe ser usado por ninguna otra parte diferente a las anteriormente indicadas.

Estamos a su disposición para aclarar cualquier duda con relación a los puntos incluidos en esta comunicación y colaborar con la gerencia de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A.** en la implementación de nuestras sugerencias, si así lo consideran conveniente.

Atentamente,

LARA MARAMBIO & ASOCIADOS

Lic. Isaac Carreño
Socio

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MEMORÁNDUM DE OBSERVACIONES Y RECOMENDACIONES
AL 31 DE DICIEMBRE DE 2007

CONTENIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MEMORÁNDUM DE OBSERVACIONES Y RECOMENDACIONES
AL 31 DE DICIEMBRE DE 2007

I. EFECTIVO

A. Conciliaciones bancarias

Observaciones:

Las conciliaciones bancarias al 31 de diciembre de 2007, contienen un número importante de partidas en conciliación, las cuales tienen una antigüedad superior a los 90 días. Aún cuando el efecto de las mismas no se considera importante en relación con los estados financieros tomados en conjunto, algunos casos representan registros y referencias erradas por codificación de los auxiliares o por pequeñas diferencias que no se han logrado eliminar a la fecha.

Efecto sobre la eficiencia del control interno:

Las conciliaciones bancarias presentan una cantidad importante de partidas en conciliación que generan trabajo administrativo adicional. Asimismo, debido a la falta de identificación y registro oportuno de los depósitos podrían representar cobranzas recibidas de clientes, así como el consecuente incremento de los días de cobranza.

Recomendaciones:

Recomendamos seguir realizando análisis periódicos de las partidas en conciliación con el fin de identificar aquellas que se cruzan bien sea en el mismo banco o entre bancos diferentes y realizar oportunamente lõs ajustes y reclasificaciones en el período correspondiente, evitando que aumente su antigüedad, puesto que, mientras más antigua sea una partida en conciliación se hace más difícil la búsqueda de la aclaración.

Comentarios de la gerencia:

Actualmente, se están analizando las partidas pendientes con los departamentos de Crédito y Cobranzas y Tesorería.

II. CUENTAS POR PAGAR

A. Antigüedad de saldos de cuentas por pagar comerciales

Se evidenció mediante la revisión del análisis de vencimiento de las cuentas por pagar comerciales, partidas con antigüedad superior a 90 días. A continuación se presentan algunos ejemplos:

Proveedor	N° de Factura	Fecha de Vcto.	Monto en Bs.	Días
Jennifer Dorta Dort´s, C.A.	304	07/12/2004	20.171.938	1.119
KPL PACAKGING S.P.A.	1100083	24/01/2005	1.649.228	1.071

Efecto sobre la eficiencia del control interno:

Estos saldos que presentan antigüedad podrían originar intereses moratorios, representar gastos no causados, o en otros casos podrían representar el registro duplicado de facturas.

Recomendaciones:

Se recomienda a la gerencia realizar el seguimiento apropiado sobre la antigüedad de las deudas registradas en cuentas por pagar, con el objeto de: i) evitar el registro de gastos causados por concepto de intereses moratorios; ii) garantizar la continuidad de las operaciones comerciales realizadas con proveedores; y iii) registrar oportunamente las notas de crédito y otros ajustes en caso de que se requiera alguno, con la finalidad de que las cuentas pagar reflejen las circunstancias y las condiciones económicas existentes del negocio de acuerdo con las políticas contables.

Comentarios de la gerencia:

Se realizarán los correctivos pertinentes.

III. NÓMINA

A. Recibos de Pago de la Nómina Corporativa

Observaciones:

Durante la revisión del área de nómina, se pudo evidenciar que el Departamento de Recursos Humanos no tiene un control adecuado sobre de los recibos de pago de los trabajadores de la nómina corporativa. A continuación se detallan algunos de los recibos del período bajo revisión solicitados:

Ficha	Nombre	Departamento	Período solicitado
8262	Olivares Guillermo	Gcia. Corp. de Proyectos	Marzo
10786	Guerrero Erick	Dpto. Ingeniería y Proyectos Corporativos	Octubre
10803	Rodríguez Guillermo	Dpto. Control De Procesos	Julio

Efecto sobre la eficiencia del control interno:

El recibo de pago debidamente firmado por el empleado, representa la conformidad del mismo con respecto a su remuneración, dicha aceptación debe ser debidamente archivada por la entidad ya que, representa la evidencia que tiene la Compañía de que el pago fue realizado cabal y oportunamente, así mismo, que las deducciones realizadas en la nómina, son validadas por el trabajador afectado.

Recomendaciones:

Se recomienda la aplicación de controles efectivos en cuanto a la recolección de los recibos de pago firmados por los trabajadores por parte del departamento de Relaciones Industriales, de manera tal que la Compañía pueda contar con los soportes que evidencien el pago de las remuneraciones mensuales en caso de cualquier contingencia, mostrando a su vez el cálculo realizado aceptado por el trabajador.

Comentarios de la gerencia:

Para estos procesos se están tomando las medidas correctivas a implementarse en el departamento de Relaciones Industriales de cada División.

IV. ASPECTOS LEGALES

A. Retraso en la presentación ante el Instituto Venezolano del Seguro Social de las formas 14-03

Observaciones:

En algunos casos, la Compañía no ha notificado el egreso del trabajador Forma 14-03 ante el I.V.S.S. dentro de los plazos establecidos por la Ley en esta materia; en nuestra revisión observamos los siguientes casos:

División	Nombre del trabajador	Fecha de ingreso	Plazo legal 3 días hábiles	Fecha de notificación	Días de atraso
Papel I.E.E	Gutiérrez Larry	15/05/2007	18/05/2007	21/05/2007	3
Papel I.E.E	Mayurel Carmen	01/10/2007	04/10/2007	09/10/2007	5
Higiénicos	Carrillo Ysrael	23/03/2007	28/03/2007	12/04/2007	15

Efecto sobre la eficiencia del control interno:

Al momento de una fiscalización por parte de los organismos oficiales, la Compañía podría ser objeto de multas por no cumplir con los deberes formales relativos a este asunto.

Recomendaciones:

Optimizar el proceso administrativo, con el fin de cumplir con las obligaciones establecidas dentro de los plazos previstos por la Ley para así evitar multas y gastos innecesarios.

Comentarios de la gerencia:

Para estos procesos se están tomando las medidas correctivas a implementarse en el departamento de Relaciones Industriales de cada División.

B. Incumplimiento de la Ley Orgánica de Prevención Condiciones y Medio Ambiente del Trabajo (LOPCYMAT)

1. Retraso en la declaración de accidentes de trabajo

Observaciones:

Durante la revisión de las declaraciones de accidentes laborales, se pudo observar, que en algunos casos se han presentado atrasos en las declaraciones de accidentes laborales, tal y como es el caso que se presenta a continuación:

División	Trabajador	Fecha accidente	Fecha declaración	Atraso
Conversión	Remigio Dezzeo	26/07/2007	03/08/2007	7
Papel I.E.E.	Daniel Guerra	29/01/2007	28/03/2007	57

Efecto sobre la eficiencia del control interno:

El artículo 120 de la Ley, en su numeral 6, menciona que quien no declare "*formalmente*" los accidentes laborales ante el ente regulador dentro de las veinticuatro (24) horas siguientes, se considerará que ha cometido una falta "*muy grave*" según los lineamientos de la Ley y su Reglamento, por lo cual, se podría generar una sanción de entre setenta y seis (76) y cien (100) unidades tributarias por cada trabajador expuesto.

Recomendaciones:

Es recomendable que la entidad tome las precauciones pertinentes al caso, aumentando sus medidas de control en cuanto a las declaraciones de accidentes laborales.

Comentarios de la gerencia:

Efectivamente estos casos fueron reportados fuera del lapso, con un informe de reporte tardío por parte del trabajador afectado. Actualmente, se mantienen los controles a través de cada Dpto. de Seguridad Industrial y Salud Ocupacional.

V. SISTEMAS DE INFORMACIÓN

A. Planeación de la continuidad del negocio

Observaciones:

Durante nuestra revisión se pudo conocer que la empresa no cuenta con procedimientos documentados correspondientes al Plan de Continuidad del Negocio, el cual debe contemplar las medidas a tomar en caso de presentarse alguna eventualidad o desastre, con el fin de garantizar la continuidad de las operaciones de la empresa y salvaguardar los equipos de computación y datos.

Efecto sobre la eficiencia del control interno:

- La Compañía podría incurrir en pérdidas financieras innecesarias en caso de presentarse alguna contingencia y/o interrupción no planeada debido al desconocimiento por parte del personal de la empresa de los responsables involucrados en los procesos críticos en las diferentes áreas, lo que puede ocasionar una inadecuada segregación de funciones o un retrabajo innecesario.
- Daños y/o pérdidas de datos importantes, programas y documentación que son activos esenciales de la empresa.
- Las acciones se tomarían basadas en la experiencia del personal involucrado y no derivando de un análisis de los mecanismos idóneos a implementar por tipo de contingencia, esto pudiese ocasionar toma de decisiones erradas, confusión y ambigüedad.

Recomendaciones:

Se sugiere diseñar, desarrollar, implantar, probar y difundir un Plan de Continuidad General del Negocio, a fin de maximizar las oportunidades de apoyo del personal en caso de siniestros. Un plan de continuidad general de la empresa deberá contener, entre otros, los siguientes aspectos:

- Información general del plan de recuperación (v.g: organización del plan, objetivos y alcances del plan de recuperación, funciones críticas del negocio, etc.).
- Implantación del plan de continuidad (priorizar las operaciones de la empresa y definir responsables directos e indirectos para la reactivación de las mismas luego del siniestro).
- Plan de pruebas.
- Mantenimiento del plan de continuidad.
- Matriz de riesgos para priorizar el plan de acuerdo a la contingencia presentada.
- Definición de la documentación de la aplicación del plan de continuidad por áreas y resultados obtenidos, luego de controlar la situación presentada.

Comentarios de la gerencia:

Se retomará lo referente a las actividades para actualizar el Plan de continuidad del Negocio durante el año 2008.

B. Políticas y procedimientos no actualizados

Observaciones:

Se pudo conocer que la empresa mantiene políticas y procedimientos documentados. Sin embargo, las políticas y procedimientos referentes a las pruebas y liberaciones de las adaptaciones realizadas por los analistas de desarrollo no han sido actualizados, no estando acordes a las prácticas actuales del área.

Efecto sobre la eficiencia del control interno:

El carecer de adecuadas políticas y procedimientos actualizados, que se cumplan a cabalidad, incrementa la posibilidad de omitir procedimientos indispensables previos a la liberación de los cambios realizados al sistema de aplicación, debido a la ausencia de políticas actualizadas sobre pruebas y liberaciones.

Recomendaciones:

Se recomienda actualizar las políticas ya documentadas y ponerlas en práctica, una vez aprobadas por la gerencia.

Asimismo, establecer los medios y la periodicidad de la difusión a todos los empleados sobre las políticas, para ayudar a garantizar la integridad de los recursos que se utilizan en la organización.

Comentarios de la gerencia:

Se tiene previsto la actualización de dichas políticas bajo la normativa vigente en la empresa de normas técnicas de la Gerencia de Calidad.

C. Condiciones de la sala de servidores

Observaciones:

Se pudo conocer que al sistema integrado de supresión de incendios de la sala de servidores, cuya preservación es responsabilidad del Departamento de Seguridad Integral, no ha recibido servicio de mantenimiento preventivo desde hace más de 2 años.

Adicionalmente, se pudo observar que el extintor ubicado en el centro de cómputo tiene como última fecha de mantenimiento abril del año 2006.

Efecto sobre la eficiencia del control interno:

Esta situación puede incrementar los niveles de exposición que afectarían la integridad, seguridad de la data y servidores, especialmente en lo relacionado con daños a los servidores (los cuales constituyen activos importantes para la empresa), por el inadecuado desempeño de los equipos de supresión de fuego, lo que adicionalmente puede traer como consecuencia la pérdida total o parcial de la información que reside en los mismos.

Recomendaciones:

Se recomienda la realización del mantenimiento del equipo integrado de supresión de incendios preventivo a la brevedad posible.

Una vez realizado el mantenimiento, se recomienda al departamento de informática, como responsable del resguardo de la información, mantener comunicación constante con el departamento de seguridad integral, con la finalidad de monitorear las revisiones trimestrales y anuales de los equipos de supresión de fuego, lo que permitirá garantizar la protección de la información en caso de incendios.

Comentarios de la gerencia:

La Gerencia explicó que este aspecto está siendo coordinado por el área de Seguridad Integral, la cual se encuentra en trámites de licitación para la ejecución del mantenimiento al sistema de supresión de incendios.

D. Usuarios sin actividad en el sistema por más de 90 días

Observaciones:

Durante la revisión de los User Profiles de los servidores MANPA y CORIALSA, realizada el 16 de Octubre del 2007, se pudo observar que existen usuarios que no han cambiado la contraseña en un lapso superior a 90 días y que se encuentran activos en el sistema.

Servidor	Password Aging 91 – 120 días	Password Aging 120 días – más
MANPA	6	30
CORIALSA	1	24

Igualmente, se pudo verificar la existencia de usuarios que no han ingresado en el sistema por más de 90 días.

Servidor	System Sign-on Aging 91 – 120 días	System Sign-on Aging 120 días - más
MANPA	1	23
CORIALSA	0	21

Efecto sobre la eficiencia del control interno:

La existencia de usuarios que no han ingresado al sistema o modificado su contraseña en más de 90 día, puede ser un indicador de usuarios dados de baja en la empresa o con permisos prolongados que se encuentran activos en el sistema, aumentado la posibilidad de un ingreso no autorizado a la información.

Recomendaciones:

Se recomienda evaluar estos usuarios, eliminar aquellos que ya no pertenezcan a la empresa y desactivar los que se encuentren con permisos superiores a los 90 días.

Comentarios de la gerencia:

Esto ocurre por varios factores:

1. Usuarios que han dejado de usar el sistema por este lapso de tiempo
2. Usuarios que ya no existen en la organización y no hemos sido notificados por parte de recursos humanos

3. Usuarios creados en ambos sistemas (Manpa y Corialsa) y hacen uso de uno solo

Vamos a verificar si existe un mecanismo de forma de desactivar los perfiles de los usuarios que no ingresen al Sistema por más de 90 días.

E. Administración de usuarios BPCS-AS/400

Observaciones:

Durante la revisión se detectó que, si bien existe un procedimiento para la eliminación de perfiles de usuario, no existe una comunicación fluida entre el Departamento de Recursos Humanos y el Departamento de Informática, lo que dificulta la administración de los usuarios de los sistemas y las cuentas de correo.

Efecto sobre la eficiencia del control interno:

La falta de comunicación formal entre el Departamento de Recursos Humanos y el departamento de Informática a la hora de administrar los egresos de personal, dificulta en gran medida el proceso de eliminación y reasignación de licencias de los sistemas de aplicación y manejador de correo, afectando el control sobre los usuarios y licencias que realmente están activos en la empresa.

Recomendaciones:

Se recomienda la creación de un canal formal de comunicación sobre los egresos e ingresos de personal, desde el departamento de Recursos Humanos hacia el departamento de Informática, tomando en cuenta que es necesario involucrar a las áreas de bases de datos y atención al usuario para el correcto control de las licencias y accesos.

Asimismo, se sugiere realizar un proceso de verificación y depuración de aquellos usuarios que aún se encuentran creados en BPCS y/o AS/400, y que ya fueron dados de baja en la empresa.

Comentarios de la gerencia:

Con referencia a la política del envío de la comunicación en forma periódica del personal egresado, por parte de la Gerencia de Recursos Humanos, se enviará una comunicación formal solicitando el cumplimiento de la misma.

C.N.V. - FG008

REPUBLICA BOLIVARIANA DE VENEZUELA
COMISION NACIONAL DE VALORES

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO) DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES)

COMISION NACIONAL DE VALORES
2008 APR 28 P 3 43
ARCHIVO RECIBIDO

Nº 1277

Nº ____________

TIPO DE DIVIDENDO DECRETADO

ORDINARIO [x]
EXTRAORDINARIO [ ]

1. NOMBRE DE LA EMPRESA
Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

2. CODIGO

3. NUMERO(S) DE TELEFONO: (0212) 9012245

4. DIRECCION: Av. Francisco de Miranda. Torre Country Club Piso 12

5. PRINCIPAL ACTIVIDAD ECONOMICA
Produccion y Conversion de Papel

7. NUMERO DE ACCIONISTAS
229.419.090

6. CAPITAL SOCIAL	
SUSCRITO	PAGADO
22.941.000.000	22.941.000.000

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas [x]
Junta Directiva [ ]

FUNDAMENTO ESTATUTARIO

9. FECHAS				
DECRETO	REGISTRO	DE PAGOS		
12/4/08	8/5/08	15/5/08		

10. PRIMERA VEZ QUE DECLARA SI [ ] NO [ ]

11. FORMA DE SOCIEDAD CIA. ANONIMA [ ] SAICA [ ] FONDO MUTUAL [ ] SACA [x]
ADMINISTRADORA DE FONDO MUTUAL [ ] OTRA: ____________

12. DISTRIBUCION DE LA UTILIDAD			EJERCICIOS ANTERIOR			EJERCICIOS DECRETADO		
	POR EL PERIODO	DESDE	01	01	2006	01	01	2007
		HASTA	31	12	2006	31	12	2007
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA	MBs.		31.094.204			48.709.009		
MENOS a) IMPUESTO SOBRE LA RENTA	MBs.		476.054			5.301.490		
b) RESERVA(S) LEGAL(ES)								
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)	MBs.		30.222.960			42.893.177		
MENOS COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)								
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO								

DIVIDENDOS DECRETADOS Y PAGADOS			EJERCICIOS ECONOMICOS: INMEDIATO ANTERIOR — TOTAL DECRETADO				TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO			
	POR EL EJERCICIO	DESDE	01	01	2006				01	01	2007	
		HASTA	31	12	2006				31	12	2007	
			MONTO Bs.			%	MONTO Bs.	%	MONTO Bs.F			%
IV EFECTIVO ACCIONES PREFERIDAS												
V. EFECTIVO ACCIONES COMUNES			77.996.320.416			100	77.996.320.416	100	34.411.500			100
TOTAL DIVIDENDO EN EFECTIVO			77.996.320.416			100	77.996.320.416	100				
VI DIVIDENDO EN ACCIONES												
VIII OTRO TIPO DE DIVIDENDO												
TOTAL DIVIDENDO			77.996.320.416				77.996.320.416		34.411.500			

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo decretado			
b) Dividendo decretado no pagado			
PORCENTAJE (a÷b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ____________ FECHA DE LA RESOLUCION ____________

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI [ ] NO [ ] FECHA DE INICIO DEL INCENTIVO ____________
INDIQUE EL TIPO Y FUENTE DEL INCENTIVO

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 APR 23 P 3:10
ARCHIVO

SEC
Mail Processing
Section
JUL 7 2008
Washington, DC
100

Caracas, 23 de abril de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Estados Financieros Auditados correspondientes al período finalizado el 31 de diciembre de 2007, enviados el 21 de abril de 2008, ver copia anexa.
2. Análisis de Variaciones año 2007 vs. 2006, Balance General, será enviado por comunicación separada.
3. Análisis de Variaciones año 2007 vs. 2006, Estado de Ganancias y Pérdidas, será enviado por comunicación separada.
4. Carta a la Gerencia, será enviado por comunicación separada.
5. Informe de los Comisarios, enviados el 21 de abril de 2008, ver copia anexa.
6. Certificación del Acta de la Asamblea General Ordinaria de Accionistas de fecha 18 de abril de 2008 y certificación del Acta de Junta Directiva N° 974 de fecha 18 de abril de 2008, , enviados el 21 de abril de 2008, ver copia anexa.
7. Declaración sobre las remuneraciones a los miembros de la Junta Directiva y funcionarios ejecutivos, será enviado por comunicación separada.
8. Informe de los Administradores, enviados el 21 de abril de 2008, ver copia anexa.
9. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Ordinaria antes señalada, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores.
10. Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo, enviados el 21 de abril de 2008.
11. Informe sobre los Métodos y Procedimientos aplicados en la organización para prevenir la utilización de los misma como medio para legitimar capitales.
12. Boletín informativo del SENIAT en relación a la emisión de solvencia fiscal, y última Declaración de Impuesto Sobre La Renta, ejercicio fiscal finalizado el 31 de diciembre de 2007.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Gerente

RIF-J-00023530-9

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2007 y 2006

Caracas, 10 de Marzo de 2008.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2007.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 20 de febrero de 2008, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 18 de abril de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 18 de abril de 2008 aprobó el decreto de dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 974 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 15 de mayo de 2008 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 08 de mayo de 2008 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 30 de abril de 2008.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 18 de abril de 2008.
- Certificación del Acta de Junta Directiva N° 974 de fecha 18 de abril de 2008.
- Publicación de la Convocatoria a la Asamblea y del aviso previo a los accionistas.
- Estado de Resultados por el año terminado el 31 de diciembre de 2007.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2007.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas 25 de Marzo de 2.008

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2.007

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2.007, con la finalidad de someterlo a su consideración.

Durante el año 2007 la empresa operó en un ambiente económico y de negocios caracterizado principalmente por los siguientes factores:

1. Inflación local del 22,46% para el período, de acuerdo a cifras publicadas por el Banco Central de Venezuela.

2. Tasa de cambio de Bolívares 2.150 por US $ sobrevalorada nominalmente en un 77,8%, de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

3. El gobierno mantuvo el Control de Cambio implantado en el mes de febrero del año 2003, cuyo funcionamiento a través de la Comisión de Administración de Divisas (CADIVI) presentó retrasos tanto en el procesamiento de solicitudes de importación como en la obtención de las divisas para el pago de los compromisos contraídos por la empresa.

En el año 2.007 el volumen total de ventas de papel de la empresa fue de 142.505 TM. Durante el ejercicio finalizado el 31 de diciembre de 2.007, se obtuvo una utilidad neta de acuerdo a las Normas Internacionales de Información Financiera de bolívares 42.893 millones versus 30.222 millones de bolívares del año 2006, lo que representa un incremento del 41.92%.

Las ventas netas alcanzaron la cantidad de bolívares 540.737 millones, lo cual comparado con las ventas del año 2.006, de bolívares 433.654 millones, representa un incremento del 24,69%.

La compañía realizó durante el año 2007, inversiones de capital por bolívares 2.720 millones, las cuales estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de las áreas de conversión, así como de equipos industriales para el mantenimiento de los procesos productivos.

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 1

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000016800	AÃEZ DELFINO ALBERTO ENRI	3,663,396	0	334	0	0	0
MAN00000067300	AÃEZ DELFINO ARNALDO JOSE	3,657,855	0	1	0	0	0
MAN00000134700	ABASCAL ALVAREZ RAMON OBD	248,144	0	87	0	0	0
MAN00000060100	ABREU MACHADO RICHARD RAF	9,416,155	0	138	0	0	0
MAN00000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	0	250	0	0	0
MAN00000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	0	37	0	0	0
MAN00000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	0	930	0	0	0
MAN00000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	0	697	0	0	0
MAN00000056200	AGUIRRE FIGUEROA JOSE	7,554,034	0	138	0	0	0
MAN00000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	0	210	0	0	0
MAN00000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	0	2,000	0	0	0
MAN00000204800	ALAS RODERO PATSY	15,664,156	0	33	0	0	0
MAN00000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	0	500	0	0	0
MAN00000169200	ALBARRACIN DE DELGADO LIG	1,743,811	0	30	0	0	0
MAN00000072600	ALCANTARA LANSBERG LARA C	13,338,381	0	840	0	0	0
MAN00000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	0	113	0	0	0
MAN00000075400	ALMEIDA MARTINS ALFONSO	6,463,879	0	8,750	0	0	0
MAN00000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	0	189	0	0	0
MAN00000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	0	41,398	0	0	0
MAN00000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	0	2,300	0	0	0
MAN00000206000	ANTELIZ VICTOR MANUEL	5,094,166	0	1,500	0	0	0
MAN00000060200	APARICIO ARGENIS ANTONIO	7,188,231	0	189	0	0	0
MAN00000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	0	189	0	0	0
MAN00000188600	ARANCIBIA MONCADA SILVIA	8,877,383	0	3,265	0	0	0
MAN00000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	0	176	0	0	0
MAN00000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	0	189	0	0	0
MAN00000014200	ARENAS NELSON	3,054,578	0	107	0	0	0
MAN00000059500	AREVALO JULIO ZENON	2,239,800	0	189	0	0	0
MAN00000144800	ARISMENDI DELFINO ANA MAR	11,234,712	0	410	0	0	0
MAN00000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	0	510	0	0	0
MAN00000144900	ARISMENDI MELCHERT JUAN B	2,154,186	0	820	0	0	0
MAN00000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	0	2,310	0	0	0
MAN00000012100	ARMANECA BIENES Y RAICES,	J303139027	0	4,984,758	0	0	0
MAN00000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	0	1,500	0	0	0
MAN00000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	0	100	0	0	0
MAN00000179300	ATRAMIZ VALI ELIAS	2,935,310	0	10,000	0	0	0
MAN00000145900	AVILA CABARCAS REINALDO A	6,257,968	0	501	0	0	0
MAN00000118800	BACAL TEITELBOIM MARIO	6,256,146	0	1,520	0	0	0
MAN00000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	0	500	0	0	0
MAN00000037600	BALL FERRERO OLY ARLETTE	6,974,690	0	4	0	0	0
MAN00000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	0	5,250	0	0	0
MAN00000071000	BANEX VALORES.	J300353141	0	720	0	0	0
MAN00000025100	BANGUAIRA FONDO MUTUAL.	J003530557	0	100	0	0	0
MAN00000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	0	330	0	0	0
MAN00000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	0	189	0	0	0
MAN00000009300	BECKER CARDENAS FREDDY JO	6,257,141	0	90,273	0	0	0
MAN00000199500	BEE SUSAN MARY	11,944,008	0	10	0	0	0
MAN00000063800	BELANDRIA MARCO	3,793,668	0	525	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	0	4,000	0	0	0
MAN000000123300	BERROTERAN TELLEZ SONIA C	6,442,032	0	110	0	0	0
MAN000000011900	BERTOLINI BETTALLI DANIEL	3,176,146	0	8,975	0	0	0
MAN000000045300	BIMBLICH SANDOR ARIEH	11,227,252	0	29	0	0	0
MAN000000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	0	138	0	0	0
MAN000000059600	BLANCO JULIAN JOSE	8,471,709	0	113	0	0	0
MAN000000118700	BLANCO PARDO ABEL	6,319,742	0	320	0	0	0
MAN000000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	0	176	0	0	0
MAN000000164300	BLASSINI OTERO SUSANA CRI	6,972,849	0	200	0	0	0
MAN000000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	0	16	0	0	0
MAN000000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	0	1,045	0	0	0
MAN000000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	0	189	0	0	0
MAN000000104400	BRACHO SIERRA JOSE LUIS	242,384	0	2,600	0	0	0
MAN000000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	0	100	0	0	0
MAN000000028700	BRICEÃO BRAUN ALVARO	3,659,996	0	529	0	0	0
MAN000000007600	BRICEÃO LUJAN ALFREDO JOS	6,824,422	0	718	0	0	0
MAN000000137500	BRICEÃO MARIN NELSON OCTA	6,915,707	0	40	0	0	0
MAN000000107100	BROWN BROTHERS HARRIMAN &	J308858544	0	14,000,000	0	0	0
MAN000000026600	BRUTTINI SILVA GIORGIO	9,970,210	0	25	0	0	0
MAN000000157700	BUITRIAGO GUERRERO PABLO	1,518,839	0	1,000	0	0	0
MAN000000192200	BUSTAMANTE CACERES JORGE	3,312,895	0	1,303	0	0	0
MAN000000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	0	13,228,521	0	0	0
MAN000000038500	CADAVID MORENO LEOPOLDO A	5,617,274	0	142	0	0	0
MAN000000075200	CAJA DE AHORROS EMPLEADOS	J000000000	0	2	0	0	0
MAN000000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	0	550	0	0	0
MAN000000191300	CALVIÃO MOREIRA ESTHER ES	1,737,516	0	2,850	0	0	0
MAN000000027900	CALZADA DE HERNANDEZ MARI	6,064,481	0	1,006	0	0	0
MAN000000079300	CAMAIONI BALDINI ANTONIO	6,276,564	0	1,500	0	0	0
MAN000000018100	CAMPOS MURILLO ELISEO	81,752,778	0	42	0	0	0
MAN000000131100	CAMPOS SORGA MARIANA	685,090	0	350	0	0	0
MAN000000168300	CAPO LINARES JOSE RAFAEL	7,683,413	0	1,250	0	0	0
MAN000000058800	CARACAS ANDRADE LAUREANO	9,645,202	0	189	0	0	0
MAN000000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	0	520	0	0	0
MAN000000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	0	1,800	0	0	0
MAN000000002100	CARDENAS DE BURRON GRACIE	6,184,996	0	182,460	0	0	0
MAN000000002200	CARDENAS DE YERENA MORELL	4,350,928	0	373	0	0	0
MAN000000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	0	113	0	0	0
MAN000000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	0	22,990	0	0	0
MAN000000150100	CARRERO CUBEROS BERNABE	642,297	0	500	0	0	0
MAN000000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	0	10	0	0	0
MAN000000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	0	40	0	0	0
MAN000000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	0	150	0	0	0
MAN000000090900	CASTILLO JOSE EDECIO	3,921,437	0	65	0	0	0
MAN000000098100	CEBALLOS LOPEZ IRVING	2,780,050	0	1,000	0	0	0
MAN000000066700	CHACIN LLAMOZAS MARCEL	7,191,552	0	5,250	0	0	0
MAN000000082600	CHANG HUNG YUNG YEN	6,127,542	0	3,000	0	0	0
MAN000000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	0	5,673	0	0	0
MAN000000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	0	2,476,808	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 3

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000089700	CHAZZAOUI PIAA RAUF	10,204,146	0	600	0	0	0
MAN00000133500	CICHELLA MILLANI REINALDO	15,976,040	0	415	0	0	0
MAN00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	0	415	0	0	0
MAN00000133400	CICHELLA MILLIANI SERGIO	13,337,190	0	415	0	0	0
MAN00000071800	CISNERO DE DAVILA MARIA T	5,532,335	0	25,200	0	0	0
MAN00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	0	3,368	0	0	0
MAN00000080200	CLARIDGE, LTD.	J303120792	0	35,000,000	0	0	0
MAN00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	0	105	0	0	0
MAN00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	0	445	0	0	0
MAN00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	0	50	0	0	0
MAN00000057000	COLINA NESTOR RAFAEL	7,366,132	0	189	0	0	0
MAN00000190300	COLMENARES ALTUVE ROSA MA	5,965,060	0	1,150	0	0	0
MAN00000045900	COLMENARES LUIS EDUARDO	0	0	6,174	0	0	0
MAN00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	0	500	0	0	0
MAN00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	0	3,166	0	0	0
MAN00000092300	CONSORCIO AMERIVAL,C.A	J303229638	0	1,280	0	0	0
MAN00000099900	CONTRERAS CASARES FRANCIS	5,310,238	0	20	0	0	0
MAN00000170700	CONZOÀO NAVARRO CARMEN V.	914,680	0	74	0	0	0
MAN00000064000	CORDERO ALCALA MARIANA	7,254,309	0	525	0	0	0
MAN00000020600	CORNIELES RAMON ENRIQUE	215,333	0	21	0	0	0
MAN00000162300	CORPORACION ALZURAVI, C.A	J304414234	0	2,300	0	0	0
MAN00000028900	CORPORACION ARAPACOA, C.A	J003620351	0	291	0	0	0
MAN00000183400	CORPORACION INFISA, C.A.	J304182201	0	226	0	0	0
MAN00000118000	CORPORACION RIMCAR, C.A.	J002510900	0	3,278	0	0	0
MAN00000204400	CORPORACION SIETE COLINAS	J312059095	0	1	0	0	0
MAN00000061900	CORREA DE GONZALEZ MARTA	4,459,236	0	156	0	0	0
MAN00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	0	492	0	0	0
MAN00000179600	COSTANTE TOGLIA MICHELE	9,881,238	0	500	0	0	0
MAN00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	0	300	0	0	0
MAN00000181800	DAPARTE REBODERO MARIA IS	6,970,615	0	1,650	0	0	0
MAN00000171600	DAVILA AVENDAÀO SYR GERMA	11,314,861	0	230	0	0	0
MAN00000049100	DE BASILIO DA SILVA MARIA	7,269,168	0	113	0	0	0
MAN00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	0	75	0	0	0
MAN00000047200	DE DURAN EMILIA	0	0	88	0	0	0
MAN00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	0	42	0	0	0
MAN00000047100	DE LA PORTA OLGA R.	0	0	88	0	0	0
MAN00000070200	DE SOUSA JOAO ISMAEL	10,824,127	0	1,050	0	0	0
MAN00000047000	DE UXCATEGUI MARINA	0	0	88	0	0	0
MAN00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	0	7,875	0	0	0
MAN00000046000	DELFINO ARRIENS ENRIQUE	0	0	5,342	0	0	0
MAN00000203700	DELFINO BERTRAN SILVANA	15,182,081	0	6,758	0	0	0
MAN00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	0	12,600	0	0	0
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	0	8,400	0	0	0
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	0	500	0	0	0
MAN00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	0	7,272	0	0	0
MAN00000007200	DELFINO MONZON RICARDO.	6,820,919	0	1,197	0	0	0
MAN00000033100	DELFINO PARRA DE RUBARTEL	6,827,537	0	200,105	0	0	0
MAN00000031900	DELFINO PARRA ELENA MARGA	6,398,408	0	46,049	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	0	100,144	0	0	0
MAN00000205800	DELFINO PARRA MARIA ISABE	10,182,709	0	100,000	0	0	0
MAN00000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	0	1	0	0	0
MAN00000064500	DELFINO SUBERO VIRGINIA.	5,305,004	0	1	0	0	0
MAN00000106500	DELFINO THORMAHLEN ALBERT	5,967,813	0	480,000	0	0	0
MAN00000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	0	29,136	0	0	0
MAN00000205900	DELFINO TOLEDO MANUEL VIC	923,875	0	117,504	0	0	0
MAN00000180700	DELGADO MORA SOLEDAD DEL	5,021,068	0	320	0	0	0
MAN00000149000	DI BARI NAPOLITANO SEBAST	5,302,101	0	47	0	0	0
MAN00000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	0	450	0	0	0
MAN00000195100	DIANDRA HOLDING A.V.V.	J305533067	0	2	0	0	0
MAN00000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	0	300,000	0	0	0
MAN00000185300	DIAZ DELFINO MARIOLGA	4,771,501	0	250,000	0	0	0
MAN00000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	0	600	0	0	0
MAN00000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	0	105	0	0	0
MAN00000205100	DIAZ RODRIGUEZ ANTONIO AU	4,084,324	0	100	0	0	0
MAN00000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	0	1,260	0	0	0
MAN00000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	0	800	0	0	0
MAN00000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	0	100	0	0	0
MAN00000054700	DITTMER MANZANO EGBERT	2,840,096	0	277,793	0	0	0
MAN00000036400	DODEL ROURE PIERRE HENRI	954,238	0	42	0	0	0
MAN00000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	0	894	0	0	0
MAN00000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	0	135,000	0	0	0
MAN00000203300	DREISSIG TOVAR INGRID XIO	6,914,352	0	100,000	0	0	0
MAN00000156300	DRUMOND VASCOCELOS NELSON	6,325,149	0	650	0	0	0
MAN00000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	0	27	0	0	0
MAN00000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	0	6,000	0	0	0
MAN00000057200	DURAN LUGO LESBIA CRUZ	4,434,926	0	176	0	0	0
MAN00000198100	DUTCH MILL CORPORATION A.	J000000000	0	1,238,404	0	0	0
MAN00000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	0	122	0	0	0
MAN00000153700	EGUI DE MACHADO CRISTINA	55,748	0	2,620	0	0	0
MAN00000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	0	7,875	0	0	0
MAN00000066900	ELLIS GARCIA DE LA CONCHA	264,863	0	7,875	0	0	0
MAN00000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	0	3,000	0	0	0
MAN00000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	0	9	0	0	0
MAN00000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	0	1,200	0	0	0
MAN00000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	0	459	0	0	0
MAN00000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	0	130	0	0	0
MAN00000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	0	504	0	0	0
MAN00000046600	ESPEJO EDGAR EDUARDO	0	0	592	0	0	0
MAN00000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	0	1,024	0	0	0
MAN00000094700	FALCON MORALES FRANCISCO	6,932,707	0	7,000	0	0	0
MAN00000051100	FARINA FRIXA ANA MARIA	4,837,005	0	1,213	0	0	0
MAN00000054200	FEBRES CORDERO DE PEREZ B	1,758,807	0	2,076	0	0	0
MAN00000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	0	3,873	0	0	0
MAN00000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	0	9,094	0	0	0
MAN00000168900	FERNANDEZ HERRERA JORGE F	7,221,204	0	1,200	0	0	0
MAN00000159300	FIGUEIRA JORGE LUIS	8,837,512	0	3,000	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	0	50	0	0	0
MAN000000164000	FINANCIERA DEL VALLE, C.A	J302923611	0	400	0	0	0
MAN000000062700	FREDERICK HOLDING INC.	J	0	390,814	0	0	0
MAN000000033900	FRESCO DJIAN ENRIQUE.	6,197,455	0	596	0	0	0
MAN000000016300	FREYRE DE RICOL LOURDES	5,137,550	0	861	0	0	0
MAN000000045800	FUENTES GILLY MANUEL JOSE	0	0	12,486	0	0	0
MAN000000000100	FUNDACION CARLOS DELFINO	J001639560	0	10,060,338	0	0	0
MAN000000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	0	340	0	0	0
MAN000000046700	GARABAN PEREZ FREDDY	0	0	567	0	0	0
MAN000000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	0	189	0	0	0
MAN000000042900	GARCIA CHACON PAULA LIZBE	6,365,400	0	4	0	0	0
MAN000000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	0	189	0	0	0
MAN000000121400	GARCIA RODRIGUEZ PEDRO DI	0	0	400	0	0	0
MAN000000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	0	42	0	0	0
MAN000000156200	GARCIA SILVA MARITZA JOSE	5,365,211	0	5,270	0	0	0
MAN000000027000	GASIA GONZALEZ IGNACIO	3,840,187	0	42	0	0	0
MAN000000201900	GAUDIO DE CLAMENS ALBA	2,776,303	0	630	0	0	0
MAN000000201700	GAUDIO KEMPIS LIVIA	3,630,803	0	630	0	0	0
MAN000000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	0	630	0	0	0
MAN000000059000	GENTILE NIEVES GINELA FLO	9,649,778	0	189	0	0	0
MAN000000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	0	240	0	0	0
MAN000000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	0	100	0	0	0
MAN000000051200	GIL BRACHO ARTURO JOSUE	9,673,341	0	302	0	0	0
MAN000000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	0	1,050	0	0	0
MAN000000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	0	1,050	0	0	0
MAN000000070100	GIL VELUTINI JOSE VICENTE	4,581,529	0	2,100	0	0	0
MAN000000030600	GINER ALONSO MARIANO ANGE	3,157,319	0	100	0	0	0
MAN000000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	0	1,520	0	0	0
MAN000000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	0	343,886	0	0	0
MAN000000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	0	10,260	0	0	0
MAN000000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	0	356,186	0	0	0
MAN000000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	0	8,845	0	0	0
MAN000000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	0	50,000	0	0	0
MAN000000080900	GOMEZ GARCIA JUAN VICENTE	965,161	0	70	0	0	0
MAN000000001600	GOMEZ GOMEZ GONZALO	3,177,588	0	4,521	0	0	0
MAN000000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	0	473	0	0	0
MAN000000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	0	579	0	0	0
MAN000000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	0	687	0	0	0
MAN000000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	0	151	0	0	0
MAN000000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	0	2,000	0	0	0
MAN000000004100	GOMEZ RUIZ ALFREDO.	3,177,249	0	5,044	0	0	0
MAN000000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	0	142,507	0	0	0
MAN000000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	0	1,050	0	0	0
MAN000000057400	GONZALEZ CARIAS AURA VALE	3,658,179	0	189	0	0	0
MAN000000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	0	8	0	0	0
MAN000000042200	GONZALEZ DE GAMBOA MARIA	0	0	6,627	0	0	0
MAN000000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	0	10	0	0	0
MAN000000145400	GONZALEZ DUGARTE JOSE DE	984,356	0	344	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => 1 =>

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000005000	GONZALEZ F. MARIA FERNAND	4,456,050	0	8,454	0	0	0
MAN00000204700	GONZALEZ FERRI MANUEL	5,422,620	0	159,451	0	0	0
MAN00000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	0	526	0	0	0
MAN00000057500	GONZALEZ REYES JOSE ANTON	7,227,261	0	189	0	0	0
MAN00000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	0	239	0	0	0
MAN00000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	0	142	0	0	0
MAN00000057600	GRANADILLO CAMPOS HECTOR	5,263,553	0	189	0	0	0
MAN00000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	0	150	0	0	0
MAN00000168100	GRILLET INSERRI SONSIRE C	5,420,938	0	4,000	0	0	0
MAN00000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	0	2,000	0	0	0
MAN00000031300	GROSPERCA, .C.A.	J002382210	0	218	0	0	0
MAN00000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	0	7,500	0	0	0
MAN00000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	0	7,500	0	0	0
MAN00000133900	GUEVARA PORRAS JOSBELL	6,258,940	0	90	0	0	0
MAN00000138100	GUTIERREZ DE EGAAA AMANDA	4,349,522	0	450	0	0	0
MAN00000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	0	230	0	0	0
MAN00000197800	HEREDIA JUAN BAUTISTA	639,904	0	10,000	0	0	0
MAN00000044800	HERMEN 5000 C.A.	J300789705	0	5,535	0	0	0
MAN00000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	0	10	0	0	0
MAN00000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	0	441	0	0	0
MAN00000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	0	1,000	0	0	0
MAN00000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	0	294	0	0	0
MAN00000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	0	2,625	0	0	0
MAN00000029200	HIDROCONSTRUCCIONES 37, C	J003126527	0	218	0	0	0
MAN00000036000	ICCB VALORES, C.A.	J003617296	0	7,648	0	0	0
MAN00000173000	INDEX FINANZAS, C.A.	J303712380	0	2,500	0	0	0
MAN00000068200	INMOBILIARIA ARA, S.A.	J001564039	0	3,360	0	0	0
MAN00000041400	INMOBILIARIA LA ONSEDONIA	J302476380	0	572,685	0	0	0
MAN00000038300	INMOBILIARIA ZAIT MONET,	J300217485	0	1,940	0	0	0
MAN00000037800	INMUEBLES E INV. F.GOMEZ	J003501468	0	743	0	0	0
MAN00000120300	INVERSIONES AVIDULES, C.A	J002421171	0	1,700	0	0	0
MAN00000026000	INVERSIONES BACIANI,C.A.	J003661708	0	130	0	0	0
MAN00000205600	INVERSIONES CEYPA GOMEZ,	J312865725	0	223,125	0	0	0
MAN00000089600	INVERSIONES COCOLI C.A.	J001240357	0	500	0	0	0
MAN00000031200	INVERSIONES GLOBALCORP, C	J300103986	0	4,867	0	0	0
MAN00000040300	INVERSIONES GRUPO 21,C.A.	J003159212	0	261	0	0	0
MAN00000009500	INVERSIONES HYADES, C.A.	J002061022	0	22,000	0	0	0
MAN00000191600	INVERSIONES INVEMA 2000,	J305605831	0	32,368	0	0	0
MAN00000010700	INVERSIONES INVERDELGO, C	J302652650	0	113,317	0	0	0
MAN00000105600	INVERSIONES KAZALY, C.A.	J003587648	0	37	0	0	0
MAN00000023400	INVERSIONES KHAFRE, C.A.	J002355476	0	182,145	0	0	0
MAN00000025400	INVERSIONES MOLINILLO, C.	J001067906	0	4,485	0	0	0
MAN00000002300	INVERSIONES MORAVIA, C.A.	J002393106	0	5,091,949	0	0	0
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	0	271	0	0	0
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	0	12	0	0	0
MAN00000023600	INVERSIONES PEAISTU, C.A.	J003690686	0	50	0	0	0
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	0	2,898	0	0	0
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	0	1	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000104100	INVERSIONES PRIVEGAS, S.A	J001150382	0	62	0	0	0
MAN000000039000	INVERSIONES SF118 C.A.	J300569055	0	5,102,164	0	0	0
MAN000000197600	INVERSIONES TALBOT, C.A.	J001528636	0	390,790	0	0	0
MAN000000043900	INVERSIONES TAUCHO, C.A.	J001751025	0	2,801	0	0	0
MAN000000205500	INVERSIONES THE BEST SUPP	J002933330	0	3,100	0	0	0
MAN000000011300	INVERSIONES TOMHAR, C.A.	J003311391	0	1,839,444	0	0	0
MAN000000068300	INVERSIONES VEIQUEVE, S.A	J002142715	0	12,760	0	0	0
MAN000000063500	INVERSIONES 19.451, C.A.	J002583886	0	25,009	0	0	0
MAN000000006500	INVERSIONES 218177, C.A.	J001217479	0	300,000	0	0	0
MAN000000062500	INVERSIONES 301130, C.A	J301651472	0	2,045,647	0	0	0
MAN000000100800	INVERSIONES 7426, S.A.	J300078485	0	139,460	0	0	0
MAN000000197200	INVERSIONES 85735, LTD	J306225129	0	2	0	0	0
MAN000000012600	INVERSIONES 935431, C.A.	J003444774	0	345,996	0	0	0
MAN000000069300	INVERSIONES 9861680, C.A.	J003597163	0	216,440	0	0	0
MAN000000099300	INVERSORA BENAZOLVE,S.A	J302092299	0	4,000	0	0	0
MAN000000174100	INVERSORA CORRALITO, S.A.	J000766223	0	905	0	0	0
MAN000000097000	INVERWORLD SOC. DE CORRET	J301938887	0	200	0	0	0
MAN000000171400	INVESTEMA SOCIEDAD DE COR	J303446582	0	1,000	0	0	0
MAN000000024800	J.D. CORDERO Y ASOC.CASA	J075862002	0	541	0	0	0
MAN000000072200	JARDIN DOS SANTOS AMERICO	11,197,727	0	500	0	0	0
MAN000000093900	JESURUM BELISARIO JOSE LU	3,187,695	0	10	0	0	0
MAN000000046200	JULIO A. VILLASMIL C. Y H	J	0	1,776	0	0	0
MAN000000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	0	3,600	0	0	0
MAN000000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	0	50	0	0	0
MAN000000046800	LA PORTA RENATO	0	0	504	0	0	0
MAN000000133100	LAM KWAI CHEUNG JACK	81,969,353	0	750	0	0	0
MAN000000079900	LAMUS ROSALES SIMON CLEME	12,384,564	0	2,815	0	0	0
MAN000000021300	LAPCO TABICMAM LEON.	294,981	0	533	0	0	0
MAN000000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	0	1,570	0	0	0
MAN000000035600	LAURENT BONNET JEAN MICHE	82,104,873	0	4	0	0	0
MAN000000194400	LAZZARI DE VERA LEONORA	3,180,798	0	100	0	0	0
MAN000000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	0	22,050	0	0	0
MAN000000018900	LEAL VILLALON MARIO PATRI	12,070,465	0	1,940	0	0	0
MAN000000059200	LEMOINE ELIA FREDDY	3,812,521	0	189	0	0	0
MAN000000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	0	100	0	0	0
MAN000000176300	LEON RAMIREZ DANICE KATIN	11,932,693	0	308	0	0	0
MAN000000020700	LEON ROJAS ARISTARCO PISE	85,225	0	1,500	0	0	0
MAN000000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	0	189	0	0	0
MAN000000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	0	189	0	0	0
MAN000000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	0	250	0	0	0
MAN000000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	0	7	0	0	0
MAN000000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	0	240	0	0	0
MAN000000203200	LUCCA BIANCHI ANABELLA	15,179,098	0	1,238,404	0	0	0
MAN000000186500	LUNA HERNANDO LUIS	7,444,883	0	85	0	0	0
MAN000000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	0	2,100	0	0	0
MAN000000198400	MADINA INVESTMENTS LTD.	J311927476	0	2	0	0	0
MAN000000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	0	800	0	0	0
MAN000000159200	MAMAN NENDEZ GISELA	9,882,304	0	500	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 8

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	0	150	0	0	0
MAN000000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	0	4,000	0	0	0
MAN000000054300	MANTEIGA GARCIA JOSE	2,103,522	0	5,863	0	0	0
MAN000000075000	MANTEIGA PEREZ MAGALY	8,816,647	0	1,260	0	0	0
MAN000000079600	MAPFRE LA SEGURIDAD,CA. D	J000214107	0	933	0	0	0
MAN000000054800	MARANTE CASTILLO MARUMA V	3,887,541	0	126	0	0	0
MAN000000046100	MARCIALES MARTIN	0	0	1,776	0	0	0
MAN000000147900	MARIN DE FERNANDEZ MARIA	5,093,402	0	50	0	0	0
MAN000000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	0	39	0	0	0
MAN000000188100	MARINE FERRE JOSE	1,866,338	0	200	0	0	0
MAN000000040500	MARTINEZ DE THOMSON JUANA	2,249,671	0	300,000	0	0	0
MAN000000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	0	615	0	0	0
MAN000000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	0	320	0	0	0
MAN000000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	0	320	0	0	0
MAN000000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	0	357	0	0	0
MAN000000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	0	19,247	0	0	0
MAN000000160300	MARTINEZ GONZALEZ VICTOR	967,831	0	320	0	0	0
MAN000000148700	MATA MERINO MANUEL	6,299,093	0	3,362	0	0	0
MAN000000004900	MATUTE RUIZ OLGA.	0	0	11,403	0	0	0
MAN000000000400	MAURY DE PAPARONI ALICIA	228,851	0	16,875	0	0	0
MAN000000143200	MAURY RODRIGUEZ MARIA EUG	6,555,660	0	404	0	0	0
MAN000000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	0	50	0	0	0
MAN000000201000	MEDRANO DE ASPRINO GLADYS	565,580	0	126	0	0	0
MAN000000200900	MEDRANO DE AVILA FELICIA	559,452	0	126	0	0	0
MAN000000200800	MEDRANO ESPINOZA JOSE FEL	559,830	0	126	0	0	0
MAN000000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	0	126	0	0	0
MAN000000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	0	1,121	0	0	0
MAN000000181500	MENDEZ ESCALANTE MANUEL E	7,544	0	1,450	0	0	0
MAN000000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	0	306	0	0	0
MAN000000076300	MENDEZ MARTINEZ CARLOS AU	43,487	0	4	0	0	0
MAN000000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	0	100	0	0	0
MAN000000135700	MENDEZ NELLY DE JESUS	3,725,794	0	220	0	0	0
MAN000000141300	MENDEZ PENALVER CARMEN EM	3,152,763	0	300	0	0	0
MAN000000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	0	400	0	0	0
MAN000000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	0	12	0	0	0
MAN000000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	0	17,173	0	0	0
MAN000000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	0	5,985	0	0	0
MAN000000050000	MOLINA MOROS BENJAMIN	2,245,426	0	239	0	0	0
MAN000000065200	MONTAAO CARRASCO CIRILO	32,366	0	675	0	0	0
MAN000000167400	MONTES DE OCA GUTIERREZ J	6,910,667	0	600	0	0	0
MAN000000056000	MONTES GOMEZ ALVARO	9,882,474	0	1,260	0	0	0
MAN000000140900	MONTES NARVAEZ GONZALO AR	769,892	0	1,650	0	0	0
MAN000000057900	MONTIEL DE CORRO MARLENE	5,275,530	0	113	0	0	0
MAN000000050100	MORA CIANGHEROTTI NOEMY	7,220,942	0	176	0	0	0
MAN000000058000	MORALES JOSE ANTONIO (DIF	6,053,526	0	189	0	0	0
MAN000000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	0	170	0	0	0
MAN000000128400	MORENO RAFAEL RAMON	2,145,478	0	300	0	0	0
MAN000000125900	MORON APONTE FEDERICO	238,723	0	660	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000064800	MOROS CAVICCHIONI HORACIO	10,331,080	0	525	0	0	0
MAN00000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	0	500	0	0	0
MAN00000079800	MORRISON COLIMODIO PATRIC	6,979,770	0	100	0	0	0
MAN00000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	0	176	0	0	0
MAN00000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	0	2,800	0	0	0
MAN00000015900	NANNINI SCOVINO MAURO BRU	5,308,444	0	1,430	0	0	0
MAN00000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	0	123,465,420	0	0	0
MAN00000038200	NAVARRO ORTIZ ANGEL	2,060,278	0	5,619	0	0	0
MAN00000143500	NEHER BORJAS BERNARDO ENR	1,724,475	0	2,990	0	0	0
MAN00000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	0	4	0	0	0
MAN00000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	0	630	0	0	0
MAN00000137800	NUµEZ ISAVA FERNANDO	4,081,010	0	50	0	0	0
MAN00000024200	NUNES ABILIO MANUEL	81,722,678	0	2,588	0	0	0
MAN00000190400	OCCHINO RAGUSA FILIPPO	6,349,236	0	2,500	0	0	0
MAN00000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	0	2,994	0	0	0
MAN00000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	0	365	0	0	0
MAN00000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	0	630	0	0	0
MAN00000151900	ORLANDO LOPEZ ANTONINO	10,823,376	0	200	0	0	0
MAN00000043700	OTEYZA SCULL JAIME	2,940,697	0	533	0	0	0
MAN00000046500	PACHECO MARCIALES LUCIO	0	0	592	0	0	0
MAN00000102600	PADRON DE GRASSO MARIA SU	7,682,347	0	400	0	0	0
MAN00000134400	PAEZ RINCON MANUEL VICENT	10,449,196	0	106	0	0	0
MAN00000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	0	87	0	0	0
MAN00000203400	PAPARONI DE PAHL MARITZA	3,151,816	0	17,699	0	0	0
MAN00000006400	PAPARONI MAURY ALICIA MAR	5,532,404	0	620,000	0	0	0
MAN00000006600	PAPARONI MAURY CARLOS HEN	6,562,483	0	620,000	0	0	0
MAN00000203500	PAPARONI MICALE CONO MARI	270,433	0	17,699	0	0	0
MAN00000027300	PAPARONI MICALE FERNANDO	2,113,431	0	90,599	0	0	0
MAN00000010400	PAPARONI MICALE JOSE GAET	270,434	0	32,699	0	0	0
MAN00000203600	PAPARONI MICALE JOSEFINA	1,887,236	0	17,699	0	0	0
MAN00000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	0	200	0	0	0
MAN00000068500	PAPARONI SANCHEZ SILVIA	11,739,030	0	1,200	0	0	0
MAN00000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	0	100	0	0	0
MAN00000052500	PARRA FLORENSA CARLOS JOS	8,870,564	0	113	0	0	0
MAN00000029100	PARRA PARDI MARIA ELENA	1,719,084	0	369	0	0	0
MAN00000019400	PASSINI CALORE ANGELO.	2,952,820	0	188	0	0	0
MAN00000050200	PATIAO PEREZ TRINA MARGAR	4,516,265	0	2,973	0	0	0
MAN00000066000	PAUL ALFREDO LUIS.	3,177,669	0	525	0	0	0
MAN00000113800	PEAALOZA CARMEN ZULAY	9,096,246	0	10	0	0	0
MAN00000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	0	100	0	0	0
MAN00000096500	PELLICER DE VILLASMIL HIL	2,994,724	0	1,500	0	0	0
MAN00000055400	PERDOMO GONZALEZ NESTOR	46,884	0	11,923	0	0	0
MAN00000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	0	2,242	0	0	0
MAN00000061100	PEREZ FREDDY ARMANDO	5,217,871	0	1,260	0	0	0
MAN00000169800	PEREZ LOPEZ RUBEN	5,530,411	0	1,000	0	0	0
MAN00000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	0	50	0	0	0
MAN00000203800	PEREZ RODERO MARIA JOSE	10,517,282	0	132	0	0	0
MAN00000138200	PERISSE RODRIGUEZ LILENA	11,682,940	0	502	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000061000	PINEDO CASTILLO MAITRELLA	7,226,050	0	50	0	0	0
MAN00000038000	PITA PITA CARLOS	6,563,699	0	369	0	0	0
MAN00000034700	PLANCHART MARQUEZ REINALD	5,535,369	0	445	0	0	0
MAN00000175800	POLANCO PADILLA JOSUE	10,515,242	0	250	0	0	0
MAN00000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	0	280	0	0	0
MAN00000171000	PONS SOLER JOSE MARIA	1,874,068	0	6,030	0	0	0
MAN00000150500	PRAT CARIM ARIEL	1,853,648	0	60	0	0	0
MAN00000128100	PRATO DE ACEDO JOSEFINA	1,645,306	0	160	0	0	0
MAN00000189100	PRIMUS MERCADO DE CAPITAL	J303486088	0	100	0	0	0
MAN00000035400	PROGRESO MERCADO DE CAPIT	J300099911	0	445	0	0	0
MAN00000146300	PROMOCIONES MAROVEGAS, C.	J001151966	0	200	0	0	0
MAN00000025900	PROMOTORA ABSA, C.A.	J003394459	0	236	0	0	0
MAN00000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	0	357	0	0	0
MAN00000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	0	5,985	0	0	0
MAN00000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	0	5,926	0	0	0
MAN00000047300	RAMIREZ LUJAN JULIA ERNES	153,014	0	12	0	0	0
MAN00000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	0	1	0	0	0
MAN00000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	0	42	0	0	0
MAN00000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	0	8	0	0	0
MAN00000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	0	4,036	0	0	0
MAN00000060400	REQUENA ORLANDO ANTONIO	5,269,025	0	113	0	0	0
MAN00000058300	REQUENA WILLIAMS RAMON	7,209,963	0	176	0	0	0
MAN00000076700	RETO VALORES CARVICHI, C.	J003578517	0	2,000	0	0	0
MAN00000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	0	224,526	0	0	0
MAN00000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	0	369	0	0	0
MAN00000013900	RICOL DE TINOCO ANA LOURD	6,070,708	0	445	0	0	0
MAN00000089200	RIPANTI DE AMAYA MIREYA	3,971,319	0	5,000	0	0	0
MAN00000060900	RIVAS BERNERD	7,252,841	0	189	0	0	0
MAN00000024000	RIVERO GUERRERO SAULO ALE	5,129,662	0	176	0	0	0
MAN00000064100	RIVERO LEGORBURU LUIS ALB	71,877	0	525	0	0	0
MAN00000129900	RIZZUTI FERRARI VICENTE A	2,561,510	0	401	0	0	0
MAN00000134100	ROBLETO DE ANDRADE MARIA	3,157,344	0	70	0	0	0
MAN00000046900	RODRIGUEZ ALIX	0	0	88	0	0	0
MAN00000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	0	214	0	0	0
MAN00000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	0	342	0	0	0
MAN00000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	0	360	0	0	0
MAN00000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	0	596	0	0	0
MAN00000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	0	18,723	0	0	0
MAN00000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	0	58	0	0	0
MAN00000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	0	1,260	0	0	0
MAN00000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	0	157	0	0	0
MAN00000196400	ROMERO MARTINEZ FELIX	3,609	0	4,485	0	0	0
MAN00000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	0	3,668	0	0	0
MAN00000122200	ROMERO VALENCIA CARLOS	3,869,107	0	400	0	0	0
MAN00000054000	RONDON MOLINA HAZAUL	2,289,790	0	596	0	0	0
MAN00000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	0	246	0	0	0
MAN00000201200	ROSALES DE LABRADOR SONIA	2,153,578	0	21	0	0	0
MAN00000201100	ROSALES DE PARRA GLORY	3,231,676	0	21	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000201300	ROSALES DE PEREZ MIRNA	3,476,104	0	21	0	0	0
MAN00000201400	ROSALES MEDRANO CARLOS	2,155,250	0	21	0	0	0
MAN00000201600	ROSALES MEDRANO LUIS	3,406,526	0	21	0	0	0
MAN00000201500	ROSALES MEDRANOS PEDRO	3,144,380	0	21	0	0	0
MAN00000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	0	1,807	0	0	0
MAN00000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	0	470	0	0	0
MAN00000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	0	264	0	0	0
MAN00000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	0	105	0	0	0
MAN00000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	0	1,760	0	0	0
MAN00000124500	RUBIO ESPITIA JOSE GREGOR	987,645	0	200	0	0	0
MAN00000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	0	113	0	0	0
MAN00000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	0	19,414	0	0	0
MAN00000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	0	11,403	0	0	0
MAN00000042800	RUIZ DE PANTIN ELENA	0	0	1,843	0	0	0
MAN00000021900	RUIZ JORGE ENRIQUE.	5,211,678	0	357	0	0	0
MAN00000197400	RUIZ MORENO MARIA AURORA	3,563,245	0	6,000	0	0	0
MAN00000124000	RUSSO LAPENTA ACHILE	6,157,440	0	45	0	0	0
MAN00000065400	S.A. DE EDUC.Y CULTURA RE	J030979938	0	7,875	0	0	0
MAN00000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	0	2,350	0	0	0
MAN00000074700	SALAS DELFINO GUILLERMO A	5,314,494	0	840	0	0	0
MAN00000074900	SALAS PARRA TITO	28,087	0	18,816	0	0	0
MAN00000159600	SALVATIERRA RAMOS ROBERTO	4,768,561	0	25,000	0	0	0
MAN00000003800	SANABRIA GARCIA ENRIQUE	3,658,351	0	11,516	0	0	0
MAN00000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	0	11,200	0	0	0
MAN00000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	0	1,550	0	0	0
MAN00000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	0	609	0	0	0
MAN00000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	0	5,000	0	0	0
MAN00000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	0	88	0	0	0
MAN00000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	0	2	0	0	0
MAN00000143800	SAVINO PALACIOS RAUL	4,354,308	0	400	0	0	0
MAN00000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	0	100	0	0	0
MAN00000034000	SCHMID WERNER	15,182,060	0	117	0	0	0
MAN00000036600	SCULL MEDEROS EDUARDO REN	4,084,233	0	1,222	0	0	0
MAN00000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	0	357	0	0	0
MAN00000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	0	29	0	0	0
MAN00000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	0	180	0	0	0
MAN00000026100	SILVA GRANADOS VICTOR JOS	3,414,719	0	12	0	0	0
MAN00000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	0	29	0	0	0
MAN00000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	0	86	0	0	0
MAN00000043200	SIRACUSA LILIANA	0	0	63	0	0	0
MAN00000131300	SISO SOSA ARTURO IGNACIO	12,625,895	0	230	0	0	0
MAN00000078100	SOLANILLA KOCH ELIZABETH	5,425,713	0	7,500	0	0	0
MAN00000170500	SOLLECITO ERRICO DOMENICO	10,474,893	0	240	0	0	0
MAN00000092100	SOLORZANO NICOLAS	4,312,228	0	4	0	0	0
MAN00000034600	SOSA FREITES JORGE LUIS	5,524,353	0	67	0	0	0
MAN00000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	0	630	0	0	0
MAN00000184000	SOTO APONTE PEDRO JOSE	1,713,422	0	6,380	0	0	0
MAN00000027100	STARKE AROCHA SIMON AUGUS	7,026,053	0	88	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	0	2,600	0	0	0
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	0	14,000	0	0	0
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	0	8	0	0	0
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	0	189	0	0	0
MAN000000001200	SUC. DELFINO ARRIENS GUST	217,205	0	23,184	0	0	0
MAN000000002800	SUC. GOMEZ REVENGA JOSEFI	J313891584	0	182,460	0	0	0
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	0	650	0	0	0
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	0	400	0	0	0
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	0	1,793	0	0	0
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	0	2	0	0	0
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	0	2	0	0	0
MAN000000103500	TINOCO RICHTER CESAR	5,680	0	800	0	0	0
MAN000000042700	TIRADO ANTONIO	0	0	2,091	0	0	0
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	0	138	0	0	0
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	0	50	0	0	0
MAN000000205200	TOLEDO CARRASQUERO ADRINA	5,001,866	0	216	0	0	0
MAN000000205300	TOLEDO CARRASQUERO MERCED	5,539,562	0	216	0	0	0
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	0	216	0	0	0
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	0	300	0	0	0
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	0	113	0	0	0
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	0	239	0	0	0
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	0	28,000	0	0	0
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	0	118	0	0	0
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	0	289	0	0	0
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	0	289	0	0	0
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	0	2,500	0	0	0
MAN000000205700	UNITAS FINANCE CORP,S.A.	J303430511	0	68,209	0	0	0
MAN000000169300	URAN CARDONA MARIO	6,276,556	0	450	0	0	0
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	0	369	0	0	0
MAN000000173900	VALDERRAMA TOMAS	49,576	0	500	0	0	0
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	0	142	0	0	0
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	0	32	0	0	0
MAN000000014900	VALORES PISA, C.A.	J003324612	0	596	0	0	0
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	0	868	0	0	0
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	0	3,000	0	0	0
MAN000000058600	VASQUEZ BRICEAO JOSE OMAR	5,759,118	0	176	0	0	0
MAN000000030000	VEIGA FANDIAO CARLOS	5,074,137	0	67	0	0	0
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	0	596	0	0	0
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	0	264	0	0	0
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	0	11,403	0	0	0
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	0	7,081	0	0	0
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	0	113	0	0	0
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	0	1,800	0	0	0
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	0	200	0	0	0
MAN000000194700	VILLA ROSA HOLDINGS A.V.V	J305532842	0	2	0	0	0
MAN000000198300	VILLARREAL DURAN MARIA LU	345,693	0	1,000	0	0	0
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	0	189	0	0	0
MAN000000194900	VIRTUOSO HOLDINGS A.V.V.	J305533016	0	2	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 17/04/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 13

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	0	200	0	0	0
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	0	176	0	0	0
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	0	3	0	0	0
MAN000000110500	WALLIS ALBERTO	10,331,334	0	7	0	0	0
MAN000000135800	WHITE SOUL CORP.	J304049854	0	1	0	0	0
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	0	157	0	0	0
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	0	302	0	0	0
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	0	1,000	0	0	0
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	0	239	0	0	0
MAN000000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	0	5,926	0	0	0
MAN000000055800	ZULOAGA POCATERRA PEDRO	4,765,495	0	223	0	0	0
			229,410,000	229,410,000	0	0	0

TOT. ACCIONISTAS 587

** FIN DEL REPORTE **

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASOS CARACAS

Nro. de Cedula o Rif	Nombre del Subcuentista	Saldo
V0000000002990025	ABRAHIM KATOON HAROON	2.000
V0000000003924804	ACOSTA NAVA HUMBERTO GERARDO	2.350
V0000000006161694	ACOSTA SIMON JUAN ROBERTO	1.500
J0000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE D	897.973
V0000000015978598	AGUILAR CHIROUZE ELENA IRENE	4.000
V0000000011312534	AKL UHRI MONICA AKL	15
V0000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	4.098
V0000000006463879	ALMEIDA MARTINS ALFONZO	2.000
V0000000005138064	ALVARADO BLANCO RAUL ALBERTO	300
V0000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	261.894
V0000000009434951	ALVAREZ GONZALEZ MARIELA	1.010
V0000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	1.120
V0000000006197686	ALVAREZ VAZQUEZ INOCENCIO	5.000
V0000000002122356	ANDONEGUI MILLAN JESUS GILBERTO	56
V0000000000947555	ANDONEGUI MILLAN RAFAEL	1.768
V0000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	12.500
J0000000301392094	APJ-PDV ASOCIACION CIVIL	99.672
V0000000002765221	ARANA PEROZA CARLOS JESUS	5.100
V0000000014484532	ARCE GONZALEZ ANALDO RAMON	6.163
V0000000006847432	ARECHABALETA ARRIEN MIKEL	3.656
V0000000012142133	AROCHA HERNANDEZ ANDREINA	51
V0000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	6.154
P0000000700431987	ASFROD JOHN EDWARD	1.500
V0000000005539139	ATENCIO CHACON ITALO SEGUNDO	487
J0000000315169614	ATTICUS EMERGING MARKETS FUNDS, LTD	1.972.303
J0000000000027935	AZUCAR MONTALBAN, C.A.	28.577
V0000000003657855	AÑEZ DELFINO ARNALDO JOSE	2.317
V0000000000010709	BAIZ ANDRADE OSCAR	1.800
A0000000000000192	BANCO MERCANTIL FIDEICOMISO 83065	40.000
E0000000082284586	BARAC VAINBERG IAN	18.086
V0000000012483488	BASTIDAS GRATEROL ALI ALEXANDER	100
J0000000002908866	BBO CASA DE BOLSA C.A	10.000
J0000000301021452	BEAR STEARNS SECURITIES CORP	2
V0000000011944008	BEE SUSAN MARY	10
V0000000005307541	BELLINI MARIN FRANCO	5.400
V0000000000966667	BENITEZ ARREAZA JAIME	2.576
V0000000006558237	BRACHO BETANCOURT SERGIO RAUL	600
V0000000003863132	BRACHO NOGUERA ALBERTO ACACIO	1.000
V0000000010182528	BRICEÑO BRUZUAL RAFAEL ENRIQUE ONOF	8.300
E0000000081446235	CACERES FLORES JORGE HERNAN	1.500
J0000000304957505	CAFUCAMIDE	10.400
V0000000000219225	CALATRAVA DE OLIVARES MARIA	5.550
V0000000005963543	CANELLA PANZARELLI ZEYLA AMALIA	1.680
V0000000001710538	CANTO GAUTIER YLEANA AUGUSTA	926
V0000000006086323	CAPIELO RAYMOND SANIA CELINA	99
J0000000303236839	CAPITAL MULTIPLE 59 CASA DE BOLSA C	1.200
V0000000006555595	CAPPELLIN LUCADELLO PAOLO	10.000
V0000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	360
V0000000004349611	CASTELAO MORENO HIGINIO	1.400
V0000000004013155	CASTRO GOMEZ LUIS FERNANDO	10.000
V0000000005537137	CAZAUBON ROJAS JUAN BAUTISTA	2.000

V0000000006850102	CENTRELLA DI FABRIZZIO MAURO DOMIN	18
V0000000005521922	CHIROUZE DE AGUIAR MARIA TERESA	4.000
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	4.250
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	3.300
V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	162.061
V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	1.100
V0000000004086558	COHEN KOHN FANNY	10.000
V0000000000929684	COLL BLASINI NESTOR JOSE	130
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A. .	8.860
J0000000305810567	CORPORACION CARMEL, C.A.	45.000
J0000000307099941	CORPORACION EBNEK, S.A.	15.500
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	13.179
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	5.000
J0000000304187866	CREACIONES RACAM, S.A. .	10.000
J0000000314242296	CREDIT SUISSE	30.300
V0000000002504472	CRESPO JUAN ORLANDO	972
V0000000012955353	CRISTINO GONCALVES JOAO	4.200
V0000000010330071	CUADRA LARRAÑAGA PATRICIA	5.080
V0000000006919615	DA COSTA MONTEIRO JOAQUIN FERNANDO	176
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	1.000
V0000000004541412	DAZA GADEA TITO ARGENIS	520
V0000000006402960	DE ANDRADE ABREU RAUL	574
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	5.000
J0000000316506584	DELFA 26, C.A.	4.640
V0000000007251120	DELFINO GOMEZ VIVIANNE	10.000
V0000000006398408	DELFINO PARRA ELENA	3.068
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	446.420
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	300
V0000000006097339	DELYSQUI DE CEDILLO SVETLA GUENCHEV	17.050
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	30.000
V0000000005223986	DESOUSA FONTES ADERITO	300
V0000000006105588	DEUTSCH HOLLO RAFAEL	20.488
V0000000006450232	DI MARCO DI LORETO EUGENIO	2.200
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	2.200
V0000000015605630	DIAS GARCIA CARLOS ALEXANDER	300
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	17.745
V0000000005570932	DIAZ DE MARILNO XIOMARA MARIA	4.174
V0000000004771501	DIAZ DELFINO MARIOLGA	17.745
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	455
V0000000007246412	DIAZ GUEVARA ADRIANA	200.000
V0000000000028399	DIAZ JOSE DAVID	1.224
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	530
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	300
J0000000303709974	DISTRIBUIDORA FITNES SPORT, C.A	34.750
V0000000006067082	DREKHA KHARRAK ABBOUD	5.840
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	340
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	206.291
V0000000013509524	EID JAWHARI CHADI JAWAD	260
V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	1.000
V0000000012482465	ELIZALDE SEJIAS JIMMY AANTONIO	23.015
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	171.338
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	5.828

CAJA VENEZOLANA DE VALORES

V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	532
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	1.250
V0000000000674270	ESTE SALAS AQUILES	2.500
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	15.600
V0000000023637751	FENG XIAN YU	11.304
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	12.690
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	3.000
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	3.640
V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	200
J0000000002859512	FONDO DE AHORRO DE INELECTRA	37.650
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	3.091
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565
V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	50
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	2.500
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	1.800
P0000000069259839	FUENTE IRATCHET CARLOS ALBERTO	1.110
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	24.930
J0000000300885208	FUNDA INFANTES INFANTES	2.200
J0000000001639560	FUNDACION CARLOS DELFINO	148.530
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	1.950
V0000000004565186	GALLO PEPE FRANCESCO	3.500
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	2.108
V0000000003611693	GARCIA RAFAEL ARTURO	100
V0000000006346307	GARCIA RODRIGUEZ LEONARDO	1.141
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	1.200
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	3.217
V0000000003207824	GILJEW DE DEVOST LARISA	10.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	6.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	10.066
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	200
V0000000009882548	GOMEZ BERTOLINI GONZALO	10.000
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	50
V0000000003281559	GOMEZ DE CADENA JOAN MARY	79.900
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	500
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	30
V0000000006370693	GOMEZ RIVERA JORGE JAVIER	100.000
V0000000016431052	GONCALVES JOAO MANUEL	60
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	2.530
V0000000000931866	GONZALEZ DELFINO ALFREDO	9.650
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	750
V0000000003662767	GONZALO ARANDA PABLO	31
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	20
V0000000000646037	GRATEROL GONZALEZ DANILO EDUARDO	327
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	10.000
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	282
V0000000000334917	GUERRA MUÑOZ RAISA	1.250
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	12.000
V0000000005564886	GUIA LARA CARLOS MANUEL	4.000
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	596
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	100
V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	200
V0000000006224658	HERNANDEZ HECTOR JOSE	1.900

V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	99
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	3.900
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	1.215
V0000000010388354	HURTADO COVA YOARMIS TIBURCIA	1.250
V0000000004082070	ILIJA BRISA LORENZO	50.925
J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	800
J0000000003330523	INTERACCIONES CASA DE BOLSA C.A	19.428
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	776.581
J0000000001653244	INVERSIONES MELOCOTON,C.A.	54.658
J0000000313961884	INVERSIONES 2.2.2., C.A.	4.951
J0000000001741135	INVERSIONES 84709 C.A. .	77.779
J0000000003597163	INVERSIONES 9861680, C.A.	160
J0000000300070042	INVERSIONES CARAMAY C.A.	5.279
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	6.800
J0000000001653260	INVERSIONES EL DURAZNO,C.A	15.000
J0000000003103241	INVERSIONES EMECETRES,C.A	300
J0000000301452810	INVERSIONES HOPLITA,C.A.	16.000
J0000000303341802	INVERSIONES JUANCHI C.A. .	300
J0000000308845124	INVERSIONES MALEXVEL, C.A.	300
J0000000306508716	INVERSIONES ROGER RABBIT, C.A.	300
J0000000001436944	INVERSIONES SABENPE, C.A. .	40.000
J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	366.547
J0000000002013516	INVERSIONES TEDEA C.A. .	8.436
J0000000303341799	INVERSIONES TRUKI, C.A.	300
J0000000002142715	INVERSIONES VEIQUEVE,S.A INVERSIONE	40
J0000000002059893	INVERSORA ACDC, C.A.	20.000
J0000000302092299	INVERSORA BENAZOLVE, C.A.	3.000
J0000000003290394	INVERSORA FERIBASAN,C.A. .	10.500
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	2.000
J0000000300311937	INVERSORA RIVASA,C.A,	525
J0000000003266140	INVERUNION S.A CASA DE BOLSA	184.000
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	800
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	4.745
V0000000001852603	JARAMILLO RAMIREZ LUIS F	6.000
V00000003812711.1	JATAR PENZINI ANA EDITH	375
V00000003812711.2	JATAR PENZINI ANTONIO	375
J0000000315681480	JESO INV. INMOBILIARIA II, C.A	20.000
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	3.746
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	1.200
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	8.862
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	2.000
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	923
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	106.500
V0000000006900875	LEIZAOLA LARTITEGUI INAKI	65.600
V0000000004664850	LEON JOSE ANTONIO	20.600
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	60
V0000000004530889	LLORENTE CHICOTE GREGORIO	6.190
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	6.000
V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	1.470
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	3.500
V0000000010805422	LLOVERA PULGAR ANA ISABEL	2.350
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	3.500

E0000000081429900	LOPEZ RICARDO ALFONSO	745
V0000000001858159	LUCKE GIMENEZ YOLANDA	2.300
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	571
V0000000006091246	MACHADO JUAN ARMANDO	130.000
E0000000082275140	MAFFI ARIEL CLAUDIO	2.865
V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	500
J0000000301515625	MARENA, R.S.L.	5.567
V0000000001866338	MARINE FERRE JOSE	200
V0000000010334137	MARQUEZ BUSTAMANTE IVAN ANTONIO	120
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	250
V0000000002249670	MARTINEZ GOMEZ CARMEN ELENA	40.000
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	278
V0000000006560318	MAURY RODRIGUEZ MARIA DE LOURDES	16.052
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	36.005
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	100
J0000000312163399	MEADOWWEED PTE LTD	4.348.192
V0000000000381851	MEDINA ORTEGA SIMON	3.365
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	7.500
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	200
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	13.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	183
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	1.089
V0000000006915351	MENDEZ MONTILLA ELEONORA	100
V0000000000041611	MENDOZA DE VELUTINI TULIA VIRGINIA	6.800
V0000000006555154	MESZAROS REYES MARITZA	1.166
V0000000001444067	MEWA MORENO GILBERTO	1.000
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	57.040
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	1.000
E0000000082201262	MOESGEN MARC ALAIN	3.040
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	1.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	87.254
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	250
V0000000006548900	MORENO PEREZ JOSE	900
V0000000001857347	MUNOZ DE LEON HELENA MARGARITA	550
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	27.597
V0000000011357147	MUÑOZ FALCONI ALVARO JOSE	4.208
V0000000006403895	NAGEL MARKOVIC CARLOS ALBERTO	152.480
V0000000005426728	NAVARRO PRADA ZORAIDA	600
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	3.385
J0000000303126022	ORSON KRAVITZ VALORES S.A.	200
V0000000013530071	PAMATO CHILESE MARCO	100
V0000000002113431	PAPARONI MICALE FERNANDO	2.200
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	1.000
V0000000001719084	PARRA PARDI MARIA ELENA	4.400
V0000000010180202	PAZOS RAICES MANUEL OSCAR	650
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	55.000
V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	375
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	375
V0000000001873293	PERALTA JOSE ELI	11.482
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	1.500
V0000000006016652	PEREZ CEDEÑO ALBERTO ANTONIO	2
V0000000014020504	PEREZ GONZALEZ ALFREDO JOSE	1.250

V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	4.200
V0000000011408653	PEREZ MATUTE JIMMY JOSE	1.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	339
V0000000003400008	PERISSE SEOANE JOSE LUIS	1.500
V0000000002111081	PERUCH COSTA GALLIANO WALTER SERAFI	67.389
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	1.793
V0000000006308128	PICON CARRILLO MARIA EUGENIA	750
V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	25.350
V0000000002939225	PIERALDI HADDAD GLADYS	50.250
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	200
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	2.000
V0000000003838896	PONTE BRANOT ANDRES EDUARDO	6.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	6.820
V0000000009720709	PRISCO FALCIANI ALFONSO	7.000
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	16.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	1.300
V0000000000775559	PULIDO OCIDE RAFAEL	1.470
V0000000002092960	QUIÑONES PAEZ RAMON ANTONIO	1.000
V0000000006008663	RAMIREZ MAURIELLO AMALIA	600
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	13.091
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	9
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	1.080
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	15.500
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	10.000
V0000000004355639	RODERO OLAY ADORACION	33
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	100
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	1.077
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	100
V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	5.518
V0000000002574717	RODRIGUEZ YAJURE FREDDY ARBEL	40.000
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	2.620
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	2.500
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	1.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	1.180
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	1.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	11.608
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	840
V0000000002991731	RUIZ GONZALEZ UVENCIO EDUARDO	1.825
V0000000011230539	RUIZ OLIVEROS EDMUNDO	1.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	45
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	73
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	3.500
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	60
V0000000004088365	SANZONE PALMINTERI GIOVANNI	2.500
V0000000004353851	SCARPONE RANTE JUAN CARLOS	500
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	200
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	2.470
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	1.700
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	350
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	720
V0000000002130462	SITGES LAPEÑA ENRIQUE	5.000
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	2.000

V0000000011314148	SPIOTTA GARCIA ALESSANDRO	940
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	478
E0000000001064775	THOMSON PETER GRAHAM	593
V0000000006977524	TOCCO RIO	6.033
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	10.000
J0000000304750587	U21 CASA DE BOLSA C.A	387.732
V0000000006027957	URBINA JUAN MANUEL	40.251
V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	5.702
V0000000003809826	VALDERRAMA ANA MIREYA	400
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	420
J0000000003696935	VALORES 92,C.A.	540
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	1.520
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	51.219
V0000000021131045	VAN DAM DIRK MAARTEN	10.000
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	14.900
J0000000313323586	VENAFIN SOCIEDAD DE CORRETAJE DE VA	128.265
J0000000305532834	VETA HOLDINGS A.V.V.	2.870
P0000000008800836	VICTORIA HERNANDEZ JAIME	1.055
J0000000300011348	VIKI INVERSIONES C.A.	7
V0000000001722277	VITOLS RIEKSTINS JURIS	4.010
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	138
E0000000082270943	WANG JIAYONG	1.000
V0000000000973302	WLODARCZYK SCHMIDEK EGON	250
V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	500
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	32.850
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	759
V0000000006404595	ZERPA ARVELO EDGARDO	1.200
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	7.000
V0000000004765495	ZULOAGA POCATERRA PEDRO	3.200
	Total	**13.228.521**

CAJA VENEZOLANA DE VALORES

INFORME DE LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A SOBRE CUMPLIMIENTO DE LOS PRINCIPIOS DE GOBIERNO CORPORATIVO ADOPTADOS POR LA COMISION NACIONAL DE VALORES

A los fines de dar cumplimiento a la Resolución N° 19-1-2005 de la Comisión Nacional de Valores de fecha 2 de febrero de 2005, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.129, de fecha 17 de febrero de 2005, la Junta Directiva de la compañía rinde a la Asamblea Ordinaria de Accionistas el presente informe sobre el grado de cumplimiento de los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores a que se contrae la referida Resolución.

Directores Independientes de la Junta Directiva

La Junta Directiva en su sesión de fecha 28 de marzo de 2008 examinó los supuestos establecidos en la referida Resolución observando que durante el ejercicio finalizado el 31 de diciembre de 2007 se mantuvo la proporción de Directores Independientes en 18 de los 22 Directores que conforman la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de acuerdo a los criterios sobre independencia de los Directores establecidos en la referida Resolución, superándose ampliamente el número de Directores Independientes requeridos.

Con el objeto de cumplir con la adecuada transparencia y divulgación en esta materia, adjuntamos resumen curricular de los Directores que conforman la Junta Directiva.

Comité de Auditoria

El Comité de Auditoria de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. está conformado en su mayoría por Directores Independientes, de acuerdo a los criterios sobre independencia de los Directores contenidos en la señalada Resolución.

El Comité de Auditoria de acuerdo con la Resolución sobre Principios de Gobierno Corporativo tiene y ejerce las siguientes responsabilidades:

1. Conocer previamente los estados financieros de la Sociedad;
2. Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la Sociedad;
3. Colaborar con la Junta Directiva en la supervisión de la actividad de la Auditoria Interna y Externa; y,
4. Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesario.

En virtud de las funciones que corresponden al Comité de Auditoria, éste examinó los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, encontrándolos conformes para ser sometidos a la consideración de la Asamblea.

Visto lo anterior, la Junta Directiva puede afirmar que MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. cumple con los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

INFORME SOBRE LOS METODOS Y PROCEDIMIENTOS APLICADOS EN LA ORGANIZACION PARA PREVENIR LA UTILIZACION DE LOS MISMOS COMO MEDIO PARA LEGITIMAR CAPITALES

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. dando cumplimiento con lo establecido en el numeral 9 del artículo 5 de la Reforma de las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las personas sometidas al Control de la Comisión Nacional de Valores contenida en la Resolución N° 012-2006 de fecha 9 de febrero de 2006 y publicada en la Gaceta Oficial Extraordinaria N° 5.802 de fecha 8 de marzo de 2006, informa a la Comisión Nacional de Valores sobre los métodos y procedimientos aplicados por la organización durante el año 2007, destinados a prevenir la utilización de la misma para legitimar capitales.

1. La Junta Directiva en su reunión N° 950 de fecha 25 de mayo de 2007 aprobó el Manual de Políticas, Normas y Procedimientos de Prevención y Control de Legitimación de Capitales, cumpliendo así con lo establecido en los artículos 22 y 23 de la Resolución 178-2005 de fecha 16 de diciembre de 2006 mediante la cual se dictan las "Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", publicada en la Gaceta Oficial N° 38.354 del 10 de enero de 2006.
2. La Junta Directiva en su reunión N° 950 de fecha 25 de mayo de 2007 aprobó la reforma del Código de Etica, cuyo primer texto fuera aprobado por la Junta Directiva en su reunión N° 950 de fecha 25 de agosto de 2006.
3. La Oficial de Cumplimiento de Prevención y Control presentó el Manual de Políticas y Procedimientos para Prevenir la Legitimación de Capitales y el Código de Etica, tanto al personal ubicado en la Ciudad de Caracas como al que labora en otras jurisdicciones.
4. En relación al pago de los dividendos en efectivo que la compañía realiza directamente, se mantuvo el procedimiento interno destinado a verificar con el agente de traspaso la identidad de los accionistas, sean estos personas naturales o jurídicas, así como las condiciones para el pago de los mismos, manteniendo un archivo individual de cada uno de ellos con la documentación legal correspondiente que deben presentar en cada oportunidad de pago, así como de las autorizaciones para el cobro, dejando copias de los documentos de identidad, tanto del accionista como del autorizado, así mismo se decidió tomar la huella dactilar del autorizado o del accionista, según fuese el caso.
5. En el área comercial se establecieron las siguientes normas para realizar la cobranza:
   - 5.1. Todo el ingreso de dinero deberá estar ampliamente respaldado con los documentos que comprueben el origen de los fondos, bien sea que se trate de la cobranza derivada de la venta de los productos fabricados por MANPA, o de la venta o alquiler de alguno de sus activos, o del rendimiento originado por alguna de sus inversiones.
   - 5.2. En ningún caso se aceptarán "pagos por cuenta de", es decir no se aceptarán cheques emitidos por una tercera persona (natural o jurídica) distinta al cliente o deudor.
   - 5.3 En el caso de las ventas nacionales, sólo se aceptarán pagos denominados en la moneda de curso legal en Venezuela.

5.4. Sólo se aceptarán pagos en monedas y billetes, en moneda de curso legal en Venezuela, cuyo monto está limitado atendiendo al comportamiento de la tasa de inflación.

5.5. En ningún caso se aceptarán pagos mediante el uso de monedas y billetes denominados en divisas extranjeras. En el caso de las exportaciones, los clientes deberán realizar los pagos mediante la emisión de cheques, cartas de crédito o mediante transferencia bancaria.

5.6 Por cada área de negocio, se mantienen expedientes que contienen la documentación legal que permite la plena identificación de los clientes de la compañía.

6. Se establecieron controles de horarios y días de ingreso y egreso a las plantas industriales, almacenes, oficinas y caja.
7. Se dictaron normas y procedimientos por área y niveles de responsabilidad para la aprobación de las compras de bienes y servicios nacionales e importados.

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACION ADUANERA Y TRIBUTARIA
Adscrito al Ministerio de Finanzas

A LOS USUARIOS DE SERVICIOS OFRECIDOS POR EL SENIAT

SOLVENCIAS

Se les recuerda a los señores usuarios del Servicio Nacional Integrado de Administración Aduanera y Tributaria, que este Organismo **NO EMITE SOLVENCIAS.**

A los fines de subsanar los requerimientos de otros entes gubernamentales y privados, relacionados a documentos que demuestren la cancelación de los impuestos nacionales a los que el contribuyente se encuentre sometido, a continuación se indican los documentos disponibles y los trámites a realizar:

CONSTANCIAS DE PAGO: deberá solicitarse mediante comunicación escrita presentada ante el Área de Correspondencia de la División de Tramitaciones, con su respectivo Timbre Fiscal, dirigida a la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital, atención División de Recaudación, Área de Control de Obligaciones Tributarias.

ANÁLISIS DE SITUACIÓN FISCAL: Comunicación escrita, presentada ante el Área de Correspondencia de la División de Tramitaciones, con su respectivo Timbre Fiscal, dirigida a la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital, División de Recaudación, Área de Cobranzas.

MOVIMIENTOS EN LA CUENTA CORRIENTE: Comunicación escrita, presentada ante el Área de Correspondencia de la División de Tramitaciones, con su respectivo Timbre Fiscal, dirigida a la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital, División de Recaudación Área de Banco.

NOTA: Los contribuyentes de otras Gerencias Regionales de Tributos Internos deberán acudir aquella que corresponda según su jurisdicción.

Boletín emanado de la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital. División de Asistencia al Contribuyente. Coordinación de Divulgación y Cultura Aduanera y Tributaria. Elaborado por: Econ. Miren E. Vila Núñez. Revisado por: Lic. Lorna Barrios Moreno

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

SEC Mail Processing Section

Caracas, April 28, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Washington

City.-

Attention: NATIONAL SECURITIES REGISTRY

According to your request and in compliance with the provisions set forth in the STANDARDS RELATED TO PERIODICAL OR OCCASIONAL INFORMATION THAT PEOPLE SUBJECT TO CONTROL BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION SHOULD SUBMIT, attach hereto please find:

1. Analysis of Variations of the income statement and balance sheet for the years 2007 and 2006.
2. Report by the statutory auditors: Memorandum of Remarks and Recommendations.
3. CNV-FG008 form corresponding to "Decree and/or Payment of Dividends."
4. Copy of the income tax return for the years 2007.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

llevel@manpa.com.ve

Phone 0212 901 2245

Fax 0212 901 2317 ---

ANALYSIS OF VARIATIONS

YEAR 2007 vs. YEAR 2006

BALANCE SHEET

ASSETS

Non-Current Assets

Property, plant and equipment, net

Million of Bolivars -15,558 (-3.76%)

The most significant variations are:

Accumulated depreciation for the period	Bs-18,082 million
MANPA machinery and equipment	Bs.+2,071 million
Measurex Replacement System	Bs.+1,290 million
Reduction in ongoing construction	Bs.-184 million
Increase in Building, Securities and Shares	Bs.+354 million
Improvements capital warehouse	
Increase in MANPA buildings	Bs.+225 million
Construction wall raw material warehouse and workshop bathrooms	

Participation in affiliates and joint businesses

Bs+802 million (+20.23%)

	2007	2006	Variation
Participations in associated companies	0	0	(blank)
Participations in joint businesses	4,769,358	3,966,954	802,404
	7,769,358	3,966,954	802,404

Variation fully corresponds to **Participation in joint businesses.** Variation is a positive result in the results of MCA Bs.+802 million as the company considered reducing participation in the business of Simco Recycling up to the amount in which accumulated

losses reached an investment in such business. Consequently, the book value of participation in this company was reduced to zero (0).

	%	2007	2006	Variation
Simco Recycling Inc.	50	0	0	0
Manpa Centroamérica, C.A.	50	4,769,358	3,966,954	802,404
		4,769,358	3,966,954	802,404

"**<u>Participation in joint businesses</u>**: A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Joint business agreements involved in the establishment of a different entity in which each participant owns interests are identified as jointly controlled entities. Earnings and losses are eliminated pursuant to the Company participation in the joint business, except for those cases in which non realized losses provides evidence of any deterioration of the asset allocated.

Pursuant to NIC 31, the Company opted for valuating entities considered joint businesses for the participation method."

"**Participation in associated companies**: An associated company is that in which the Company has the capacity to significantly influence, without control or joint control but by participating in decision-making and operating policies of the associated company. Generally, this capacity is a participation (direct or indirect) equal or higher to 20% of the voting rights of the participating entity.

Exceptionally, the following entities from which a 20% or more of its voting rights is owned are not considered entities associated to the Group."

Mandioca	Bs.+2,577 million
Corp. Forest Orinoco	Bs.+769 million
Central Cariaco	Bs.+88 million
Secondary Fibers	Bs.+81 million
Total	Bs3,515 million
Less Loss provision for deterioration	Bs-3,515 million
	Bs.0 million

<u>Current Assets</u>

Expenses paid in advance

Bs.-160 million (+16.37%)

The most outstanding variations of the year 2007 in regard to the previous year are:

Increase in shareholders' equity insurance and insurance policies Bs.+181 million

Websecurity software and antivirus Bs.-18 million

Inventories

Bs.+14,513 million (+21.83%)

At December 31, 2007 inventory balances are detailed herein below:

In million Bs.	2007	%	2006	%	Variation
Finished products	15,348	19.0%	14,244	21.4%	1,103
In-process products	341	0.4%	1,197	1.8%	-856
Raw materials	22,370	27.6%	16,186	24.4%	6,184
Spare parts	19,194	23.7%	13,740	20.7%	5,454
In-transit inventory	28,481	35.2%	23,268	35.0%	5,212
Less provision for obsolescence	-4,756	-5.9%	-2,171	-3.3%	-2,585
Total	**80,977**	**100.0%**	**66,465**	**100.0%**	**14,513**

Inventory variation is mainly a consequence of:

- Increase in Raw materials (Bs.+6,184 million)
- Increase in Spare parts (Bs.+5,454 million)
- Increase in In-transit inventory (Bs.+5,212 million)

Inventory of Finished products is detailed herein below:

FINISHED PRODUCTS **(in thousand bolivars)**	2007	2006	VARIATION
MILL	4,450,897	3,858,487	592,410
SACKS	1,244,877	1,088,192	156,685
BAGS	544,010	513,942	30,068
REAM/FOUR QUIRES OF LETTER PAPER	941,409	1,346,888	-405,479
HYGIENIC PRODUCTS	2,511,071	1,830,741	-680,330
SCHOOL PRODUCTS	3,512,680	3,390,818	121,862

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

"VPP"	2,142,771	2,215,194	-72,423
	15,347,715	**14,244,262**	**1,103,453**

Advances to suppliers

Bs+140 million (+8.42%)

Advances to suppliers amounted to Bs.1,801 million and the main variations were:

Warner Bros (Bs.+142 million)

Fabio Perini (Bs.+495 million)

Cuvensa Motors (Bs.+44 million)

P&L Global Network (Bs-71 million)

UPS (Bs389 million)

Royalties (Bs.+161 million)

Bills and accounts receivable net

Bs+15,782 million (+15.12%)

The balance of this account at closure of December 2007 amounts to Bs.120,191 million and includes:

Commercial accounts receivable	2007	2006	Absolute Variation	Variation %
Related companies	77,412,693	65,056,503	12,356,190	18.99%
Employees	1,653,250	808,691	844,559	104.44%
Sundry debtors	1,137,736	832,464	305,272	36.67%
Income tax paid in advance	1,095,323	928,779	166,544	17.93%
Value Added Tax paid in excess	18,975,571	23,544,428	-4,568,857	-19.41%
Tax credit VAT – net pending offset	1,683,824	1,601,280	82,544	5.15%
Guaranteed deposits	6,586,270	2,593,169	3,993,101	153.99%
	120,698,392	105,423,779	15,274,613	14.49%
Less Provision for doubtful accounts	507,505	1,014,483	-506,978.00	-49,97%
	120,190,887	104,409,296	15,781,591	15.12%

The increase of Bills and accounts receivable net is basically a product of:

- Increase in Commercial accounts payable Bs.+12,356 million (+18.99%) mainly from the increase of net sales (24.32%).
- Increase Guaranteed deposits Bs.+3,993 million (+153.99%).
- Increase Accounts payable from related companies Bs.+2,095 million (+20.83%)

TGM	Bs.+2,141 million
Mandioca	Bs.+690 million
Manpa de Centroamerica	Bs.-319 million
Provision for doubtful accounts	Bs.-408 million

- Reduction in VAT paid in excess (Bs.-4,569 million) (-19.41%)

In 2007 Seniat approved reimburses amounting to Bs.10,262 million from Manpa and Bs.429 million from its affiliate Transportes Alpes.

Investments available for sale

Bs-91 million -41.68%)

Variation corresponds to market value of CIE shares, which reduced Bs.102 million when passing from Bs.219 million in the year 2006 to Bs.117 million in the year 2007, plus the market value of "Bonos Sur" Bs.11 million.

Cash and cash equivalents

Bs.-12,728 million (-53.28%)

The balance of Cash and cash equivalents compared against the year 2006 was mainly reduced by an increase in the work capital investment and of taxes paid, reducing the cash provided for operating activities to Bs.33,402 million when compared against the year 2006.

The cash flow for the year 2007 had the following movements:

+ Net cash provided for operating activities Bs.29,203 million.

- Cash used in investment activities Bs.-2,670 million (addition of property, plant and equipment)

- Cash used by financing activities Bs.-39,261 million

Payment of dividends Bs.-49,472 million

Increase in Unsecured bonds and Commercial papers Bs.33,729 million

Reduction in short-term bank loans Bs.-23,533 million.

Net reduction in cash and cash equivalents Bs.-12,728 million.

SHAREHOLDERS´ EQUITY AND LIABILITIES

SHAREHOLDERS´ EQUITY

Bs.-35,905 million (-8.50%)

(in thousand Bolivars)	2007	2006	Absolute Variation	Variation %&
Capital stock	69,633,596	69,632,690	906	0%
Premium in issuing shares	13,405	0	13,405	100%
Accumulated result from translation of affiliate and joint businesses abroad	206,308	206,308	0	0%
Retained earnings:				
Legal reserve	6,963,360	6,963,269	91	0%
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551	119,593,551	0	0%
Undistributed	115,762,882	190,866,116	-35,103,234	-18.93%
Non-realized result in investments	-672,675	-601,095	-71,580	-11.91%
Total shareholders equity	**351,500,427**	**386,660,839**	**-35,160,412**	**-9.09%**

The main variation occurs in the Undistributed accounts Bs.-35,103 million as a result of

Net income for the period	MBs. 42,893,177
Less dividends decreed for the period	MBs. -77,996,320
	MBs. -35,103,234
Less result non realized in investments (adjustment at market value CIE shares and loss from selling Bono Sur)	MBs. -71,580
Plus premium share issue	MBs. +13,405

Plus capital stock increase and legal reserve MBs. +997

MBs. -35,160,412

NON-CURRENT LIABILITY

Provisions for Seniority benefit net of long-term advances

Bs.+2,431 million (+50.37%)

Variation in this item is a consequence of the increase in salaries and in seniority, net of long-term advances.

Unsecured bonds at bearer

Bs.+34,200 million (+100%)

This refers to placement of Series 1, 2 and 3 of Issue 2007-I of Unsecured obligations at bearer at a 4-year term and with a 18-month period of grace to pay capital.

Deferred income tax

Bs.-11,535 million (-24.93%)

Under the IAS, the income tax provision includes regular income tax (tax rate of the tax legislation on the net tax income for the year) plus the Deferred tax.

The deferred tax includes temporary differences expected to pay or recover by the differences generated between the accounting books and the tax accounting as well as the tax credits, discounts and unused losses.

Deferred taxes are determined based on the balance sheet method.

	2006	**2006**
Liability for deferred income tax	57,303,693	68,522,175
Asset for deferred income tax	34,131,683	25,350,859
Less Valuation reserve	11,562,809	3,098,829
NET OF DEFERRED TAX	**34,734,819**	**46,270,145**

In this regard, in the results at December 31, 2007 arises a Deferred tax income for variation among temporary entries of a year compared to the other.

	2007	MBs. 34,734,819
	2006	MBs. 46,270,145
Deferred tax income		MBs. -11,535,326

Valuation reserve is the estimated portion that shall not be disposed of from the Deferred income tax of inventories.

CURRENT LIABILITIES

Provision for Seniority benefits net of short-term advances

Bs.+2,638 million (+50.37%)

Variation in this entry is a consequence of the increase in salaries and seniority net, of short-term advances.

Commercial papers

Bs.-471 million (-4.13%)

Variation corresponds to reduction of current Commercial Papers in Bs.471 million.

At closure December 2007 the balance of current commercial papers amounts to Bs.10,925 million.

Short-term loans

Bs.-22,914 million (-60.03%)

Variation of short-term bank debt was the product of replacing short-term bank debt by long-term unsecured obligations plus new loans from banks in the year 2007 net of amortizations made during the year.

Below there are the variations in loan balances by bank at December 2007.

In thousand Bolivars

Bank	Variation	Balances at 12/31/2007
BVC	-7,204	0
Provincial	-3,384	15,226
Venezuela	-12,327	0

Dividends payable

Bs.+28,525 million (+208.20%)

Variation is mainly the result of two (2) dividends for ADR's holders pending authorization of foreign currency by CADIVI at December 31, 2007 which balance is higher than dividend to holders of ADR's pending authorization of foreign currency by CADIVI at December 31, 2006.

Balance at December 31, 2007 corresponds mainly to dividends of ADR's pending authorization of foreign currency by CADIVI (a dividend of Bs.12x share decreed in April 2007 and a dividend of Bs.22 x share decreed in October 2007).

At December 31, 2007 the number of outstanding ADR's is 24,693,083. With the change of MANPA share par value from Bs.10 to Bs.100 the number of shares by ADR also changed to 5 shares by ADR.

Taxes payable

Bs.+6,320 million (+262.30%)

The difference is mainly in the variation of the amount of Income tax provision for the fiscal year, which was higher in regard to the year 2006 in Bs.+6,178 million.

At closure of the year 2006, Taxes payable amounts to Bs.2,409 million because:

- There was an estimated surplus of income tax for the year 2005
- Approval of request of VAT withholding reimbursements used to pay the income tax
- VAT credits of Transportes Alpes transferred to MANPA.

The balance at closure of December 2007 amounted to Bs.8,729 million, mainly comprised by the Income tax provision for the fiscal year (Bs.+8,809 million).

Accounts payable

Bs.-1,332 million (-1.25%)

During the year 2007, the balance of Accounts payable was basically of the same levels to that of the year 2006 only changing 1.25%. Accounts with higher variations are Related companies Bs.-4,706 million and Accumulated expenses payable Bs.4,577 million.

(In thousand Bs.)	2007	2006	Absolute Variation	Variation %&
Commercial	85,981,426	88,106,488	-2,125,062	-2.41%
Related companies	2,764,874	7,470,640	-4,705,766	-62.99%
Others	4,624,941	3,730,177	894,764	-23.99%
Withheld VAT payable	1,035,823	1,018,384	17,439	1.71%
Accumulated expenses payable	10,683,333	6,106,817	4,576,516	74.94%

Tax on Financial Transactions	9,795	0	9,795	10.00%
	105,100,192	106,432,506	-1,332,314	-1.25%

Below a detailed of movement of these accounts

Commercial accounts payable

Bs.-2,125million (-2,41%)

Balance at closure amounted to Bs.85,981 million. Reduction of accounts payable is mainly a consequence of problems with CADIVI in allocating foreign currency, most pulp imports is carried out through ALADI agreement which payment is on demand or within a term of 90 days due to problems of ALADI agreement line for imports.

The most important variations in pulp suppliers are:

(In thousand Bs.)

	2007	2006	Variation
ARACRUZ CELULOSA	0	2.695.461	-2.695.461
CELULOSA ARAUCO Y CONSTITUCION	14,586,756	5,326,365	9,260,391
CELLMARK	6,847,905	5,931,084	916,821
CMPC CELULOSA	18,859,651	5,831,347	13,028,304
SILVANA	12,042,420	11,858,684	183,736
FOREST FIBRES LIMITED	4,019,748	19,305,235	-15,285,487
FIBRE SOURCE INTERNATIONAL	2,320,132	6,933,679	4,613,547
	58,676,612	**57,881,855**	**794,757**

Accounts payable related companies

Bs.-4,706 million (-62.99%)

Variation is mainly a consequence of the reduction of accounts payable to

TGM	Bs-4,155 million
Simco Recycling	Bs-427 million
Turboven Maracay	Bs-102 million

Other accounts payable

Bs.+895 million (+23.99%)

The most important variations of the balance of Accounts payable (Others) are:

	Million Bs.
> Royalties	-355
> Employees' Savings Fund	+154
> Payroll payable**	+113
> Social welfare payable	+754
> Accumulated interests unsecured bonds	+295
> Leasing transportation units	-310

Accumulated expenses payable

Bs.+4,577 million (+74.94%)

Variation has been basically a product of the reductions/increments of other accounts, being the most significant:

Interests Letters of Credit Bs.+538 million

Conacuid provision Bs.+478 million

Statutory participation Bs.+256 million

CANTV estimate Bs.+263 million

Estimate Import payment expenses Bs.+335 million

Work contingency Bs.+2,297 million

Holidays and MANPA and Talpes profits Bs.+927 million

Interests on MANPA and Talpes severance benefits Bs.+798 million

Sale discounts and bonuses Bs.-919 million

Other contract benefits Bs.-279 million

Import Export Insurance Bs.-145 million

ANALYSIS OF VARIATIONS

YEARS 2007 vs YEAR 2006

INCOME AND LOSS STATEMENT

Paper Sales Volume (MT)

Paper Sale Volume (MT)

At closure of 2007, sales volume was kept basically at the same levels of the year 2006 when amounting to 142,505 MT vs 142,164 MT for the year 2007, which represent an increase of only 0.24% (+341 MT).

Below a detail of variations by division:

	2007	2006	Absolute	%
Mill IEE	43,774	42,405	1,369	3.23%
Hygienic	53,825	55,035	-1,210	-2.20%
Sacks	7,333	7,082	251	3.51%
Bags	4,437	4,465	-28	-0.63%
RRFC	23,070	23,322	-252	-1.08%
School Products	4,423	4,423	190	4.49%
Total local	**136,862**	**136,542**	**320**	**0.23%**
Mill IEE	0	234	-234	-100.00%
Hygienic	0	0	0	0.00%
Sacks	0	0	0	0.00%
Bags	105	0	105	100.00%
RRFC	0	20	-20	-100%
School Products	2,041	1,760	281	15.97%
Vencaribbean	3,497	3,608	-111	-3.08%
Total Exports	**5,643**	**5,622**	**21**	**0.37%**
Total	**142,505**	**142,164**	**341**	**0.24%**
Sales Mixture				
Export	5,643	5,622	21	0.37%
Local	136,862	136,542	320	0.23%
Total	**142,505**	**142,164**	**341**	**0.24%**

SALES INCOME

Bs+107,083 million (+24.69%)

At December 31, income includes the following (in thousand bolivars):

(in thousand Bs.)	**2007**	**2006**	**Absolute Variation**	**Variation %**

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

Sale of property	534,894,679	420,244,838	104,649,841	23.32%
Income from rent	3,905,840	2,303,109	1,602,731	69.59%
Income from services	1,936,491	1,105,983	830,508	75.09%
	540,737,010	433,6534,930	107,083,080	24.69%

Product sales

Bs+104,650 million (+24.32%)

Net sales at closure 2007 amounted to Bs.534,895 million that represent an increase of 24.32% vs. the previous year.

Sales costs

Bs.+78,619 million (+23.14%)

At closure of the year 2007, the Sales cost increased to Bs.78,619 million (+23.14%) vs. the year 2006, which basically responds to increments in manufacturing expenses and in the costs of fibers and imported raw materials. Manufacturing expenses increased to Bs.40,251 million (+35.95%), mainly for the increase in:

- Personnel in Bs.+22,517 million (+47.94%) (Including BANAVIH effect)
- Industrial supplies and spare parts Bs.+9,527 million (+50.05%)
- Repair and maintenance Bs.+5,129 million (+81.39%)
- Contracted services in Bs.-376 million (-6%)
  - Courses Bs.+1,151 million (+199.44%) compliance with the Organic of Law of Science and technology and "Insapel"
  - Electricity Bs.+798 million (+4.64%)

In regard to the increase in fiber costs and in other imported raw materials, this is a consequence of the increase of international prices as detailed below:

- Large fiber 9.15% rice increase: January 2007 US$710/mt whereas in December 2007 US$775 mt
- Short fiber 11.67% price increase: January 2007 US$634/mt whereas in December 2007 US$708 mt
- Natural fiber 17.55% price increase: January 2007 US$587/mt whereas in December 2007 US$690 mt

Sales cost as % of sales improves 0.98 percentage points when passing from 78.35% in 2006 to 77.38% in 2007.

As for fiber mixture, in the year 2007 consumption of virgin fiber increased 4.80 percentage points whereas consumption of non-dyeing paste decreased 0.47 percentage points as detailed herein below.

	2007	2006	Variation in points.
Virgin Fiber	53.50%	48.70%	4.80%
Non-Dyeing	15.47%	15.94%	-0.47%
Imported waste	0.98%	2.31%	-1.33%
National waste	23.24%	25.97%	-2.73%
Chemicals	6.82%	7.08%	-0.26%

Gross income

Bs+28,464 million (+30.32%)

Gross income amounted to Bs.122,332 million, increasing to Bs.28,464 million or 30.32%. Gross margin increased 0.98 percentage points compared to the previous year, reaching 22.62%.

Sales expenses

Bs.+5,738 million (+16.34%)

Sales expenses registered a variation of 16.34% (Bs.+5,738 million) when passing from Bs.35,121 million in 2006 to Bs.40,859 million in 2007.

Among the most outstanding variations there are:

- Personnel in Bs.+2,758 million (+54.77%)
- Market discounts Bs-1,833 million (-39.9%) (Hygienic paper)
- Personnel Bs.+1,922 million (30.7%)
  - Hygienic Paper Division Bs.+1,677 million
  - Notebooks Division Bs.-253 million
  - Sacks and Bags Division Bs.+497 million
- Publicity and Advertisement Bs.+206 million (+15.07%) School season
- Transportes Alpes Bs.+2,678 million (+38.22%)

- Repair and maintenance Bs.+352 million
- Travel expenses and national accommodation Bs.+342 million
- Personnel expenses Bs.+1,312 million
- Spare parts and accessories Bs.+290 million
- Food Bs.+112 million

In regard to Sales Expenses as % of Income improved 0.54 points, when passing from 8.10% in 2006 to 7.56% in 2007.

	2007	2006	Variation
Sales expenses (in million Bs.)	40,858,899	35,121,317	5,737,582
Sales expenses as %income	7.56%	8.10%	-0.54%

Administration Expenses

Bs.+3,075 million (+14.03%)

Administration expenses registered a variation of Bs.3,075 million (+14.03%) when exceeding Bs.21,908 million in the year 2006 to Bs.24,983 million in the year 2007.

Entries showing a higher variation are:

- Personnel Bs.+1,721 million (+14.70%)
- Contracted services Bs.+457 million (+45.49)
  - Press Advertising Bs.+51 million
  - Placement agents commission Bs.+44 million
  - Computer Maintenance Bs.179 million
  - Holland & Knight Bs.+72 million
- Board of Directors fees Bs.+316 million (+28%)
- Professional fees Bs.+380 million (+39.20%)

Administration expenses as Net sales % improved 0.43 points when reaching 4.62% vs 5.05% from previous year.

	2007	2006	Variation
Administration expenses (in million Bs.)	24,982,689	21,908,182	3,074,507
Administration expenses as %income	4.62%	5.05%	-0.43%

Income from selling assets

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Bs.+75 million (+89.02%)

In 2007, Manpa sold its obsolete computers generating a loss of Bs.-9 million less than the loss from 2006 selling amounting to Bs.-84 million that corresponds to a land lot in Cagua.

Operating expenses

Bs.+8,887 million (+15.61) (In million Bs.)

	2007	2006	Variation
Operating expenses (in MBs.)	65,832,377	56,945,614	8,886,763
Operating expenses as %income	12.17%	13.13%	-0.96%

Operating earnings

Bs+19,577 million (+53.02%)

Operating income increased to Bs.19,577 million or 53.02%, reaching Bs.53,500 million.

Participation in results from joint business

Bs+299 million (+59.46%)

	2007	2006	Variation	Variation %
Participation in results from joint businesses	802,404	503,194	299,210	+59.46%

It corresponds to 50% of Manpa participation in the MCA financial results and Simco recycling.

Variation results from a higher profit arising from MCA in the year 2007 compared to the year 2006, as during the year ended at December 31, 2006 the company considered reducing participation in Simco Recycling business up to the amount in which accumulated losses reached an investment in such business. Consequently, book value of participation in this company was reduced to zero (0).

Financial costs

Bs.-858 million (12.24%)

In thousand Bs.

2007	2006	Variation	Variation

				%
Financial costs	-7,338,490	-6,480,701	-857,789	-13.24%

The increase in financial costs is the result of the average balance of debt held during the year 2007, which was higher when compared to the year 2006 (Bs.60,300 million vs Bs.49,500 million), generating higher burden of interests.

Financial income

Bs-284 million (-25.02%)

In thousand Bs.

	2007	2006	Variation	Variation %&
Financial income	**850,632**	**1,134,458**	**-283,826**	**-25.02%**

It refers to the reduction in the cash amount and cash equivalents and therefore a lesser generating of interests income.

Exchange differences

Bs.+34 million (+55.66%)

In thousand Bs.

	2007	2006	Variation	Variation %
Exchange differences net	27,226	-61,402	+34,176	+55.66%

During the year 2007 there was no currency devaluation.

In 2007, the amount of exchange losses corresponds to losses generated from purchasing euros to pay spare parts, mainly from the Hygienic Paper Division (Fabio Perini).

Losses from swap transactions

Bs.+902 million (+100%)

In thousand Bs.

	2007	2006	Variation	Variation %
Income from securities	902,083	-	902,083	+100.00%

During the year 2007 there were transactions that generated profits from selling securities amounting to Bs.902,083 million.

Loss from sale of investments available for sale

Bs.+763 (+100%)

In thousand Bs.

	2007	2006	Absolute	Variation %
Loss from sale of investments available for sale	-	762,975	762,975	+100.00%

During the year 2007 there were no losses from selling investments.

OTHER INCOME (DISBURSEMENTS)

ADR commissions

Bs+257 million (+49.93%)

In thousand Bs.

	2007	2006	Variation	Variation %
ADR commissions	-257,782	-514,814	257,032	+49.93%

Bank debit tax

Bs.+392 million (+100%)

(In thousand bolivars)

	2007	2006	Variation	Variation %
Bank debit tax	-	-392,141	+392,341	+100%

A Law repealing the bank debit tax was published in Official Gazette No.38375 of February 8, 2006.

FTT (ITF for its abbreviation in Spanish)

The Law on Financial Transactions of Body Corporate and Financial Entities with no Corporate Personality was published in Official Gazette No.5852 of October 5, 2007

Others

Bs.-953 million (-272%)

Variation is mainly a variation in the provision of Simco Recycling and VPP exchange loss.

In the case of Simco, during the year 2006 it reduced the provision held up to the amount of accumulated losses of Simco reaching Manpa investment. In the year 2007, the provision for possible losses in Simco accounts receivable increased.

As for VPP, 2006 exchange loss corresponds to the Trinitarian dollar devaluation in regard to the US$ whereas for the year 2007 no devaluation was registered.

	Year 2007	Year 2006	Variation
Provision Simco Recycling	-408	+768	-1,176
VPP exchange loss	-11	-249	260

Income tax

Bs.-4,905 million (-1,030%)

Increase in Income tax mainly due to:

- Higher income

- Effect on the increase of the inflation rate for the year 2007 when compared to the year 2006. During the year 2007, the inflation rate was 22.45% whereas during the year 2006 was 17%

	2007	2006	Variation
Net income tax	16,003,174	8,265,695	7,737,479
Less:			
Discount for investment in property, plant and equipment and other credits	-277,350	-342,329	64,979
	15,725,824	7,923,366	7,802,458
Income tax from previous year	1,190,992	832,151	358,841
Total current income tax	16,916,816	8,755,517	8,161,299
Deferred income tax	-11,535,326	-8,279,463	-3,255,863
	5,381,490	**476,054**	**4,905,436**

During the years ended at December 31, 2007 and 2006 the effective rate of the income tax expenses is lesser that the applicable tax rate to net income before taxes. The

nature of this difference is due to permanent entries related to determine tax income. These entries are:

- Tax and tax rate applicable to income as per books.
- Effect on accounting income for applying IAS
- Reserve for valuation of lending deferred tax
- Adjustment for inflation
- Other non-deductible expenses
- Other non taxable income
- Effect of reduction for investments in properties, plant and equipment
- Tax expenses and tax rate applicable to income as per the books

Net income

Bs.+12,670 (+41.92%)

Net income amounted to Bs.42,893 million. Net margin showed an increase of 0.96 percentage points as a consequence of the increase in gross and operating profitability and partial counteracted by the increase in other disbursements and taxes.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2007

[Letterhead of Deloitte]

Valencia, February 20, 2008

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

In regard to the audit to the financial statements of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** for the year ended at December 31, 2007 we have assessed the internal control system of the Company, as required by the generally accepted accounting standards in Venezuela. According to these standards, the aim of such assessment is to establish reliable bases to determine the nature, opportunity and scope of the audit procedures needed to give an opinion about the financial statements.

Our assessment of the internal control system of the Company was not designed to give an opinion about it and, therefore, it does not necessarily indicate all the existing

weaknesses because it is based on selective tests of the accounting records and related information. As you know, maintenance of the proper internal control system is the responsibility of Company management.

This report was only prepared for information purposes and for the use of the Board of Directors and of the Management, and it cannot be used by any other party different from those indicated above.

Please contact us to clarify any further doubt in regard to the items included herein and to cooperate with the management of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** in the implementation of our suggestions, if deemed convenient.

Sincerely,

LARA MARAMBIO & ASOCIADOS

Partner --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2007

Table of Content

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2005

I. CASH

A. Bank reconciliations

***Remarks*:**

Bank reconciliations at December 31, 2007 include a significant number of entries in reconciliation, which have a seniority over 90 days. Although the effect of such entries is

not deemed significant in regard to the financial statements taken as-a-whole, some cases represent misjudged records and references by coding of assistants or by small differences that have not been eliminated form the date

Effect on the efficiency of internal control:

Bank reconciliations have a significant number of entries in reconciliation that generate additional administrative work. Likewise, due to the lack of identification and timely registration of deposits they may represent collection from clients and, accordingly, an increase in the number of collection days

Recommendation:

We suggest carrying out periodical analysis of the entries in reconciliation in order to identify cross-entries either at the bank itself or among different banks and to timely make the adjustments and reclassifications in the corresponding period, avoiding increasing seniority provided the oldest an entry in reconciliation, the most difficult its clarification.

***Comments from the management*:**

Currently, outstanding entries are being analyzed together with the Credit and Collection Division and the Treasury Division.

II. ACCOUNT

A. Seniority of balances from Commercial accounts payable

Reviewing commercial accounts payable evidenced entries of more than 90 days due. Below, some examples:

Supplier	No. Invoice	Date Due	Amount in Bs.	Days
Jennifer Dorta Dort´s, C.A.	304	12/7/2004	20,171,938	1,119
KPL PACKAGING S.P.A	1100083	1/24/2005	1,649,228	1,071

Effect on the efficiency of internal control:

These balances with seniority may produce interests in arrears, represent unpaid expenses. Or in other cases they may represent a duplicated record of invoices.

Recommendation:

The Management is herein suggested to properly monitor seniority of debts registered under accounts payable, in order to: i) avoid registering expenses generated from

interest in arrears; ii) assure ongoing commercial operations made by suppliers; and iii) timely record credit notes and other adjustments in cases where any such credit notes or adjustments are required in order to make accounts payable show current circumstances and financial conditions of business according to accounting policies.

***Comments from the management*:**

The necessary corrections will be made.

III. PAYROLL

A. Receipts of Corporate Payroll Payment

Remarks:

During our review of the payroll area, it was possible to evidence that the Human Resources Division does not have a proper control on payment receipts of employees under the corporate payroll. As requested, some receipts of the period under review are detailed:

Record	Name	Division	Period Requested
8262	Olivares Guillermo	Corporate Project Management	March
10786	Gerrero Erick	Engineering and Corporate Projects Division	October
10803	Rodríguez Guillermo	Process Control Division	July

Effect on Internal Control Efficiency:

Payment receipt dully signed by employee, represent his/her conformity with such receipt in regard to his/her remuneration. Such acceptance shall be dully filed by the entity as it evidences that the Company fully and timely paid and deductions made in payroll are valid for the incumbent employee.

Remarks:

It is herein suggested to use effective controls in regard to filing of payment receipts signed by employees by the Industrial Relations Division, so that the Company may count on supports evidencing payment of monthly remuneration in case of any contingency, showing in turn the calculation accepted by employee.

***Comments from the management*:**

The corrective measures to be implemented at the Industrial Relations Divisions of each Unit are taken.

IV. LEGAL ASPECTS

A. Delays in compliance with formal duties related to the Venezuelan Institute of Social Security Forms 14-03

Remarks:

In some cases, the Company has not notified disbursement of employee Form 14-03 before the I.V.S.S. within the terms established by the Law on this matter. In our review we realized the following:

Division	Employee Name	Entry Date	Legal Period 3 Business Days	Date of Notice	Delays in delay
I.E.E. Paper	Gutiérrez larry	5/15/2007	5/18/2007	5/21/2007	3
I.E.E. Paper	Mayurel Carmen	10/1/2007	10/4/2007	10/9/2007	5
Hygienic Paper	Carillo Ysrael	3/23/2007	3/28/2007	4/12/2007	15

Effect on Internal Control Efficiency:

In case of an audit by government entities, the Company may be subject to fines for noncompliance with the formal duties related to this matter.

Recommendations:

To optimize the administrative process aimed at complying with the obligations set forth within the terms provided for by the Law to avoid fines and unnecessary expenses.

***Comments from the management*:**

The corrective measures to be implemented at the Industrial Relations Divisions of each Unit are taken.

B. Noncompliance with the Organic Law on Prevention, Work Conditions and Work Environment (LOPCYMAT for its abbreviation in Spanish)

1. Delay in declaring work-related accidents

Remarks:

While reviewing statements of work accidents, we observed that in some cases there were delays in dealing work accidents as in the examples below:

Division	Employee Name	Date of Accident	Date of Statement	Delay
Conversion	Remigio Dezzeo	7/26/2007	8/3/2007	7
I.E.E. Paper	Daniel Guerra	1/29/2007	3/28/2007	57

Effect on Internal Control Efficiency:

Article 120 of the Law, number 6, set s forth that whomsoever refrains from "formally" stating work accidents before the regulating entity within the twenty-four (24) following hours will be considered to have a "very serious" fault according to the guidelines of the Law and its Regulations. Therefore, a sanction from seventy-six (76) to one hundred (100) tax units per each employee exposed may arise thereby.

Recommendations:

It is advisable that the Company takes the precautions relevant to the case, increasing its control measures in regard to statements of work accidents.

Comments from the management:

Indeed these cases were reported off time; with a report of late report by the affected employee. Currently, controls are kept through each Industrial Safety and Occupational Health Division.

V. INFORMATION SYSTEMS

a. Planning continuity of business

Remarks:

During our revision we realized that the Company does not have documented procedures corresponding to the Business Continuity Plan, which should include the measures to be taken in case of any contingency or disaster in order to assure continuity of company operations and to safe keep computer equipment and data.

Effect on Internal Control Efficiency:

The Company may incur in unnecessary financial losses in case of any contingency and/or unplanned interruption due to ignorance by company personnel of the

responsible ones involved in the critical processes of different areas, which may cause an inappropriate separation of functions or unnecessary rework.

- Damages and/or losses of significant data, programs and documentation that tare essential company assets.

- Actions will be taken based on the experience of personnel involved and not from an analysis of the ideal mechanisms to be implemented by type of contingency. This could give rise to wrong decisions, confusion and ambiguity.

Recommendations:

It is herein suggested to develop, implement, prove and disclose a General Continuity Business Plan in order to maximize support opportunities to personnel in case of accidents. A general company continuity plan shall include, among others, the following matters:

- General information of the recovery plan (e.g.: plan organization, objectives and scope of the recovery plan, critical business functions, etc.)
- Implementation of a continuity plan (prioritizing company operations and defining direct and indirect responsible persons to reactivate such operations after the accident)
- Trial plan.
- Maintenance of the continuity plan.
- Risk matrix to prioritize the plan according to the contingency presented.
- Definition of documentation related to applying the continuity plan by areas and results obtained, after controlling the situation presented.

***Comments from the management*:**

That related to activities to update the Business Continuity Plan will be reintroduced during the year 2008.

B. Non-Updated Policies and Procedures

Remarks:

It was possible to know that the company has documented policies and procedures. However, policies and procedures related to trials and releases of adaptations made by development analysts have not been updated and not appropriate to current area practices.

Effect on Internal Control Efficiency:

Lacking appropriate updated policies and procedures that are conscientiously met increase the possibility to omit fundamental procedures prior releasing changes made to the system of application due to the lack of updated policies on trials and releases.

Recommendations:

It is suggested to update policies already documented and to put them into practice, once approved by the management.

Likewise, to establish the means and periodicity of disclosure to all employees on policies help assuring the good standing of resources used in the organization.

Comments from the management:

Updating such policies is anticipated under the regulations in effect on technical standards at the company by the Quality Management.

C. Conditions of the Server Room

Remarks:

It was possible to know that the integrated system of fire extinction at the server room, which maintenance is the responsibility of the Integral Safety Department, has not had preventive maintenance for over 2 years.

In addition, it was observed that the fire extinguisher placed in the computer center has the year 2006 as the last date of maintenance.

Effect on Internal Control Efficiency:

This situation may increase the exposure levels that would affect the integrity, safety of data and servers, especially in regard to server damages (which represent important company assets) due to the improper performance of fire extinguishers that in addition may bring about the total or partial loss of information saved in them.

Recommendations:

Preventive maintenance of integrated firefighting equipment is herein suggested as soon as possible.

After maintenance, the Informatics Department, as responsible for supporting information, is suggested to keep a constant communication with the Integral Safety

Department in order to monitor quarterly and yearly revisions of firefighting equipment, which will allow protecting the information in case of fire.

***Comments from the management*:**

The Management explained that this aspect is being coordinated by the Integral Safety Area that is running the formalities for bidding maintenance of the firefighting system.

D. Users without activity in the system for over 90 days

Remarks:

During the review of Profile Users from MANPA and CORIALSA servers carried out on October 16, 2007 we observed that there are users who have not changed the password for over 90 days and who are active in the system.

Server	Password Aging 91-120 days	Password Aging 120 days or over
MANPA	6	30
CORALISA	1	24

Likewise, it was verified the existence of users who have not logged in the system for over 90 days.

Server	Password Aging 91-120 days	Password Aging 120 days or over
MANPA	1	23
CORALISA	0	21

Effect on Internal Control Efficiency:

The existence of users who have not logged in the system or have not changed his/her password for over 90 days may indicate users who resigned or with prolonged leaves that are inactive in the system, increasing the possibility of an unauthorized access to information.

Recommendations:

It is herein suggested to assess users, to eliminate those who do not belong to the company and to eliminate clearance of those who are currently with leaves of absence of over 90 days.

***Comments from the management*:**

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X HERNANDEZ MORA

This occurs due to several factors:

1. Users who have stopped using the system for this time span.
2. Users who do not exist in the organization and we have not been notified thereon by Human Resources.
3. Users created in both systems (Manpa and Corialsa) and who use only one system.

We are going to identify if there is a mechanism to deactivate user profiles who do not log in the system for over 90 days.

E. BPCS-AS/400 User Administration

Remarks:

During our review we identified that, although there is a procedure to eliminate user profiles, there is no fluent communication between the Human Resources Division and the Informatics Division, which makes difficult administration of system users and mail accounts.

Effect on Internal Control Efficiency:

Lack of formal communication between the Human Resources Division and the Informatics Division when it comes to administer personnel disbursements greatly complicates elimination process and reassignment of application systems licenses and mail driver, affecting control on users and licenses that are actually active in the company.

Recommendations:

It is herein suggested to create a formal communication channel about personnel in and out on the part of the Human Resources Division to the Informatics Division, taking into account the need to involve database areas and customer service to properly control licenses and accesses.

Likewise, it is herein suggested to carry out a process of verification and purging of those users who are still created in BPCS and/or AS/400 and who are not longer in the company.

Comments from the management:

In regard to the policy of sending periodical communication from leaving personnel by the Human Resources Management, a formal communication shall be sent requesting compliance with such policy.

Translator's Note:

Next, there is Form No.1277 and income tax return No.00654392. At the upper right margin of some pages of the original document in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 April 28 PM 3:43. FILE RECEIVED."———————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 9th, 2008.

JUDITH HERNÁNDEZ MORA
CERTIFIED TRANSLATOR

C.N.V. - FG008

REPUBLIC OF VENEZUELA
NATIONAL SECURITIES COMMISSION

TAX RETURN:
DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW)

NATIONAL SECURITIES AND EXCHANGE COMMISSION
2008 APR 28 3:43
File received
EDITH X. HERNANDEZ MORA

No. 1277

No. ______
TYPE OF DECREED DIVIDEND
ORDINARY [X]
EXTRAORDINARY [ ]

1. COMPANY NAME
MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

2. CODE

3. TELEPHONE NUMBER(S): (0212) 9012245

4. ADDRESS: Avenida Francisco de Miranda Torre Country Club, Piso 12

5. MAIN FINANCIAL ACTIVITY
PAPER PRODUCTION AND CONVERSION

6. CAPITAL STOCK

SUBSCRIBED	PAID-IN
22.941.000.000	22.941.000.000

7. NUMBER OF SHAREHOLDERS
229.410.000,00

8. DIVIDEND DECREED BY:
SHAREHOLDERS' MEETING [X]
BOARD OF DIRECTORS [ ]
STATUTORY BASIS

9. DATES

DECREE	RECORD	OF PAYMENTS	
4/18/08	5/8/08	15/05/2008	
		02/28/02	10/29/02

10. FIRST TIME FILING A TAX RETURN YES NO

11. COMPANY CATEGORY: CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X
MUTUAL FUND Administrator OTHER: O

12. PROFIT SHARING DISTRIBUTION

		FISCAL YEARS						
		PREVIOUS			DECREED			
FOR THE PERIOD	FROM	01	01	2006	01	01	2007	
	UNTIL	31	12	2006	01	12	2007	

	PREVIOUS	DECREED
I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD M Bs	31.004.394	48.709.200
LESS a) INCOME TAX M Bs		
b) LEGAL RESERVE(S)	476.054	5.381.490
II NET INCOME AFTER DEDUCTIONS (a.b.) M Bs.	30.222.960	42.893.177
LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S)		
III NET PROFIT TAKEN AS BASE FOR THE DECREE		

DECREED AND PAID-IN DIVIDENDS

			FISCAL YEARS			
			IMMEDIATE BEFORE		DECREED	
			TOTAL DECREED		TOTAL PAID AT THE DATE OF THIS TAX RETURN	DECREED
FOR THE FISCAL YEAR		FROM	01 01	2006	01	01 2007
		UNTIL	31 12	2006	31	12 2007
	AMOUNT Bs.	%	AMOUNT Bs.	%	AMOUNT Bs. F.	%
IV. CASH PREFERRED SHARES						
V. CASH COMMON SHARES	77.996.320.416	100	77.996.320.416	100	34.411.500	100
TOTAL CASH DIVIDEND	77.996.320.416	100	77.996.320.416	100		
VI SHARE DIVIDEND						
VII. OTHER TYPE OF DIVIDEND						
TOTAL DIVIDEND	77.996.320.416	100	77.996.320.416	100	34.411.500	

CASH DIVIDEND	ACCUMULATED BEFORE PREVIOUS TAX (FROM 1959)	FROM PREVIOUS FISCAL YEAR	TOTAL ACCUMULATED
a) Decreed dividend			
b) Unpaid decreed dividend			
PERCENTAGE (A+B)			

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

13 IF THE COMPANY WERE EXEMPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION IN VIEW OF ARTICLE 126 OF THE CAPITAL MARKET LAW INDICATE RESOLUTION No ______________ DATE OF RESOLUTION ______________

14. DOES THE COMPANY HAVE ANY TAX INCENTIVE ? YES____ NO____ DATE OF INCENTIVE

BOLIVARIAN REPUBLIC OF VENEZUELA
SENIAT

INTEGRATED NATIONAL SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Popular Power of Finances

FORM DPJ |00026

F-2007 (07) No. 00654392

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

FINAL TAX RETURN AND
PAYMENT FOR BODY CORPORATE,
COMMUNITIES AND SOCIETIES
INCLUDING HYDROCARBON AND MINE ACTIVITIES

IF THIS IS A SUBSTITUTE OR SUPPLEMENTARY TAX RETURN INDICATE No AND DATE OF (ILLEGIBLE)

A.- TAXPAYER INFORMATION

		TAXABLE PERIOD FROM (D M Y)	UNTIL (D M Y)
01	LAST NAMES AND NAME - NAME OR COMPANY NAME MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 07	31 12 07
06	HOME OR FISCAL ADDRESS AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF.TORRE COUNTRY CLUB PISO 12 OFIC. 12 URB. EL BOSQUE	03 No. RIF J000235309	

B.- AGENT OR TRUE AND LAWFUL ATTORNEY INFORMATION

LAST NAMES AND NAMES: DELFINO CARLOS — No. RIF.: V036596178

C.- TAX SELF-RELIEF

	CONCEPTS		TAXABLE WITH FEE N° 2		TAXABLE WITH FEE N° 3
1	TERRITORIAL SOURCE: NET INCOME OR TAX LOSS SEE SECTION 'E' BOX No 64 AND No 62)	137	43 883.124,86	3	144
2	TERRITORIAL SOURCE: LOSSES PREVIOUS YEARS	173		7	174
3	TERRITORIAL SOURCE: TAXABLE ENRICHMENT OR TAX LOSS (1-2) (RESULT OF TARIFF No.3 MOVE TO BOX 10, ITEMS 445 IN POSITIVE CASE)	178	43 883.124,86	2	170
4	EXTRA TERRITORIAL SOURCE: NET ENRICHMENT OR TAX LOSS (SEE SECTION F BOX No 7 AND No 5) (AMOUNT IN TARIFF No3 MOVE TO BOX 12, ITEMS 460, IN POSITIVE CASE)	401		9	406
5	WORLD TAXABLE NET INCOME OR TAX LOSS (3+4)... IF (3) AND (4) ARE HIGHER THAN ZERO .. IF SOME OF THEM ARE NEGATIVE, ONLY TAKE THE POSITIVE	431	43 883.124,86		
6	TAX DETERMINED AS PER TARIFF No 2 ... (BOX 5 X %TARIFF 2) - SUBTRAHEND	185	14 901 446,45		
	ACCREDITATION OF TAXES FROM NON PROPORTIONAL FOREIGN SOURCES				
7	CREDITABLE TAX PAID ABROAD (Art 2 INCOME TAX LAW)	441		9	
8	TOTAL TAX DETERMINED (AFTER ACCREDITATION OF PAID TAXES ABROAD (IF 6 IS GREATER OR EQUAL TO 7)..... (6-7)				442 14 901,446 45
9	DETERMINED TAX EQUAL TO ZERO (IF 6 IS MINOR THAN 7) .... (ITEM 8 =0,00)				

	PROPORTIONAL TAXES		TAXABLE AMOUNT		TERRITORIAL TAX BASE (A)		TAX ACCREDITED PAID EXT. (B)	PROPORTIONAL TAX TO BE PAID (A-B)	
10	TERRITORIAL SOURCE: TAXABLE ENRICHMENT (SEE BOX No 3 ITEM 360)	445		5	446	4		446	2
11	TERRITORIAL SOURCE: FORTUITOUS EARNINGS IN KIND	455		5	456	4		295	5
12	EXTRATERRITORIAL SOURCE: TAXABLE ENRICHMENT (CAME FROM BOX No 4, ITEM 406)	460		0	461	9	462 8	463	7
13	EXTRATERRITORIAL SOURCE: MINING DIVIDENDS	465		5	466	4	467 3	468	2
14	EXTRATERRITORIAL SOURCE: OIL DIVIDENDS	470		0	471	9	472 8	473	7
15	EXTRATERRITORIAL SOURCE: OTHER DIVIDENDS	475		5	476	4	477 3	478	2
16	EXTRATERRITORIAL SOURCE: FORTUITOUS EARNINGS	480		0	481	9	482 8	493	7
17	TOTAL PROPORTIONAL TAXES (10+11+12+13+14+15+16)							489	1
18	TOTAL TAXES SELF-RELIEVED BEFORE REBATES .... (9+17)							389 14,901,446 45	1

APPLICABLE ADVANCES TO FISCAL YEAR TAX

19	FISCAL YEAR RETAINED TAXES	221	520 756	9
20	ADVANCES FOR DISPOSAL OF BUILDINGS	230		0
21	TAX ADVANCES (ESTIMATED STATEMENT) FORM No 1100000695415-3	231	6 212.909	9
22	TAX PAID IN REPLACED TAX RETURN FORM No	233		7
23	TOTAL ADVANCES (19+20+21+22)			291 6,733,658 84

24	TOTAL TAX (IF 18 IS HIGHER OR EQUAL TO 23)..... (18-23)			290	8,167,787.61
25	FISCAL YEAR CREDIT IF 18 IS LESSER THAN 23)..... (23-18)			297	
	REBATES TO TAX SELF-RELIEVED				
26	REBATES FROM INVESTMENTS	211	277,349,95	9	
27	OTHER REBATES	234		8	
28	TOTAL REBATES (26+27)			536	277.349.95
29	TOTAL FISCAL YEAR TAX (IF 18 ES HIGHER THAN 21) .... (18-21)			220	7,890,437.66
30	FISCAL YEAR TAX EQUAL TO ZERO (IF 24 IS LESS THAN 28) .... (ITEM 29=0 00)				
	TAX CREDIT OF BUSINESS ASSETS				
31	TAX CREDIT TO ACCUMULATED BUSINESS ASSETS TAX	242		8	
32	CREDIT FROM BUSINESS ASSET TAX APPLICABLE TO FISCAL YEAR (AMOUNT EQUAL OR MINOR THAN 29)			243	7
33	TOTAL TAX AFTER APPLYING CREDITS FROM BUSINESS ASSETS (IF 29 IS HIGHER OR EQUAL TO 32)... (29-32)			244	7,890,437.66
34	CREDITS FROM BUSINESS ASSETS TAX CARRIED FORWARD TO FISCAL YEAR (IF 31 IS HIGHER THAN 32)... (31-32)			245	5
	TAX PAID IN EXCESS				
35	TOTAL TAX PAID IN EXCESS IN PREVIOUS FISCAL YEARS NON COMPENSATED/ NOT TRANSFERRED	241		9	
36	TAX PAID IN EXCESS TO BE COMPENSATED (AMOUNT EQUAL OR MINOR 33)			249	
37	TOTAL TAX PAYABLE BEFORE COMPENSATIONS (33-36)			355	7,890,437.86
	COMPENSATION				
38	COMPENSATION WITH OWNED CREDITS				

INTERPRETE PUBLICO

STATEMENT No.	TAX		FISCAL YEAR		AMOUNT	
311 (ILLEGIBLE)	312 INCOME TAX	8	313 2006	314	231,743,66	6

39	COMPENSATION WITH ACQUIRED CREDITS (TRANSFER)						
	RIF GRANTOR	DECLARATION No	TRIBUTE	FISCAL YEAR		AMOUNT	
315	J-07503393-0	316 2000000279288-0	317 INCOME TAX 3	318 2007	319	4.780 04	1
321	9	322	323	324	325	5	

40	RESOLUTIONS CREDIT ACKNOWLEDGEMENT (1) REPETITION OF PAYMENT (2) WITHOLDINGS (VAT) RETURNS (3) VAT WITHOLDINGS RETURNS ACQUIRED BY LAW								
	TYPE OF RESOLUTION		RIF GRANTOR		RESOLUTION No	DATE		AMOUNT	
	326	4	327	3	328	329	330	0	
	331	9	322	8	333	334	335	5	
	336	4	337	3	338	339	340	0	
	341	9	342	8	343	344	345	5	

41	COMPENSATION (314+319+325+330+335+340+345)	358	1,166,503 70
42	TOTAL TAX TO PAY AFTER COMPENSATIONS (37-41)	90	6,723,933 96
43	TAX PAIN IN EXCESS NO COMPENSATED / NO REIMBURSED PLUS TAX GENERATED DURING FISCAL YEAR (35-36+25)	87	

BOLIVARIAN REPUBLIC OF VENEZUELA **FORM DPJ - 0026** F-2007 (07) No.00654392

MINISTRY OF FINANCE **PAYMENT FORM**

SENIAT

TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION

Attached to Ministry of Popular Power of Finances

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)	03 No. RIF.
MANUFACTURAS DE PAPEL, C.A. (MANPA) S A C A.	J000235309

PAYMENT PERIOD		23 PAYMENT TERMS	AMOUNT IN Bs.
15 FROM	16 UNTIL	CASH	
01/01/2007	31/12/07	BANK DRAFT	6 723,933,96
		TAX REBATE CERTIFICATE (CERT)	
		EXPORT BONUS	
		PUBLIC DEBT BONDS	

SOLE ACCOUNT PLAN

CODE No.	CODE DESCRIPTION	AMOUNT IN BS
301010111	INCOME TAX OTHER BODY CORPORATE	91 6,723,933 96 9
301010102	TAX TO PUBLIC OPERATING HYDROCARBON INDUSTRIES AND COMERCIALIZADORAS	
301010103	TAX TO PUBLIC HYDROCARBON INDUSTRIES PETROLEOS DE VENEZUELA (PDVSA) MAIN OFFICE AND OTHER	
301010107	TAX TO MINING COMPANIES IRON SECTOR	
301010108	TAX TO MINING COMPANIES OTHER MINERALS SECTOR	

CITY OR PLACE:	SIGNATURE OF PAYER.
CARACAS	(BLANK)

VALIDATION BY RECIPIENT'S BANK

04/01/2008SENIAT 12.43 DOC. 0100002076840 3000235309 926 12/2007 PG 6,723,933.96 6723933.96 DEBT 0 00

D. READJUSTMENT FOR INFLATION

	NON-MONETARY ASSETS									READJUSTMENT FOR INFLATION
	FIXED ASSETS			INVENTORY		ACCOUNTS RECEIVABLE READJUSTED		OTHER NON-MONETARY		
BALANCES TO READJUST	901	178,638,177 99	2	902	130,450,840 69	903		904	19,962,679 57	
READJUST. FOR INFLATION	912	14,165,771.99	8	913	22,716,199 67	914		915	5,559,080.00	916 42,441,051.66

	NON-MONETARY LIABILITIES				READJUSTMENT FOR INFLATION
	ACCOUNTS RECEIVABLE READJUSTED	SHORT TERM READJUSTED	LONG TERM READJUSTED	OTHER NON-MONETARY	
BALANCES TO READJUST	921	922	923	924	936
READJUST. FOR INFLATION	932	933	934	935	

NET EQUITY

AMOUNT TO READJUST	INITIAL NET EQUITY		INCREMENTS		REDUCTIONS			
	943	(266,264,518 13)	944	(905 76)	945	90,716,491 61		
READJUST. FOR	954	(59,795,022 84)	955	(29 82)	956	4,962,427.26	957	(54,812,625 40)
TOTAL READJUSTMENT FOR INFLATION OF FISCAL YEAR (MOVE SECTION"E"LINE 53 OR 59, AS APPROPRIATE)							968	12,371,573 74)

E.- DEMONSTRATIVE STATEMENT OF INCOME, COSTS, EXPENSES AND TAX RECONCILIATION OF ACCOUNTS: TERRITORIAL SOURCE

	INCOME TYPICAL OF ACTIVITY	ACCOUNTING DATA				EXPENSES	ACCOUNTING DATA	
1	EXPORTS	701	9 367.121,50	9	35	WEDGES AND SALARIES	735	15,486,811.73
2	GROSS SALES TO PUBLIC SECTOR	702		8	36	INTERESTS ON CREDITS	736	6,606,072.97
3	GROSS SALES TO PRIVATE SECTOR	703	544.537.985,52	7	37	TAXES CARRY FORWARD	737	1,041,316 38
4	PROPERTY SALES	704		6	38	SEVERANCE BENEFITS	738	3,406,169 76
5	NON-MINING ROYALTIES AND ANCILLARY	705		5	39	PROPERTY ADMINISTRATION AND PRESERVATION EXPENSES	739	
6	MINING ROYALTIES AND ANCILLARY PARTICIPATIONS	706		4	40	ROYALTY ADMINISTRATION EXPE	740	
7	INTERESTS ON CREDITS	707		3	41	DEPRECIATION AND AMORTIZATIC	741	344,678 88
8	LEASING AND SUBLEASING	708		2	42	OTHER EXPENSES	742	59,087,125.17
9	OTHER INCOME (INCLUDE INCOMES SUBJECT TO PROPORTIONAL TAXES)	709	6 459 425,35	1	43	TOTAL EXPENSES (35+....+42)	743	85,974,174 89
10	LESS DEVOLUTIONS. REBATES AND DISCOUNTS	710	(19 086 127,31)	0	44	PROFIT OR LOSS OF THE FISCAL YEAR (11-34-43)	744	53,170894 93
11	TOTAL INCOME (1+ .... +9 .. -10)	711	541 278 405,06			INCOME TAX RECONCILIATION		
SALES COSTS						MORE:		
12	INITIAL INVENTORY	712		8	45	UNPAID SOCIAL CONTRIBUTIONS	745	1,872,181.52
13	NET NATIONAL PURCHASES	713		7	46	RESERVES, PROVISIONS AND ALLOWANCES	746	2,755796 87
14	NET FOREIGN PURCHASES	714		6	47	FINES AND PECUNIARY SANCTION	747	
15	TOTAL NET PURCHASES (13+14)	715		5	48	EXPENSES DEDUCTED IN PREVIOUS UNPAID FISCAL YEARS	748	1,016,520 00
16	TOTAL AVAILABLE MERCHANDISE (12+15)	716		4	49	INCOME TAXED IN PREVIOUS YEARS AND NOT PAID	749	
17	LESS FINAL INVENTORY	717		3	50	SURPLUS OF WEDGES OF DIRECTORS	750	
18	SALES COST SOLD MERCHANDISE (16-17)	718		2	51	DEPRECIATION AND AMORTIZATIC	751	1,152,706.78 9
19	INITIAL INVENTORY OF RAW MATERIALS	719	12 033 517,97	1	52	OTHER EXPENSES	752	4,980,406 30
20	NET PURCHASES OF RAW MATERIALS	720	257.550 688,36	0	53	PROFIT FOR INFLATION	753	
21	LESS: FINAL INVENTORY OF RAW MATERIALS	721	-19 358 965,31	9	54	TOTAL (45+... 53)	754	11,777,613 47
22	DIRECT LABOR	722	16 797.988,03	8		LESS:		
23	FIRST COST (19+20-21+22)	723	266 993 429,06	7	56	ACCOUNTING AND UNCOLLECTED INCOME	756	
24	OTHER REMUNERATION	724	49 550 387,93	6	57	EXPENSES ORIGINATED IN PREVIOUS TERMS AND PAID DURING THE FISCAL YEAR	757	
25	LEVIES	725	3 136 609,55	5	58	DEPRECIATIONS, AMORTIZATIONS AND OTHERS	758	8,893,809 80

26	PURCHASES OF GOODS AND SERVICES	726	23 707.787,40	4 59	LOSS ADJUSTMENT FOR INFLATION	759	12,371,573.74
27	INITIAL INVENTORY OF PRODUCTS IN PROCESS	727	1.197.206,64	3 60	TOTAL (55+.............+59)	760	21,065,383 54
28	LESS. FINAL INVENTORY OF PRODUCTS IN PROCESS	728	(341.161,55)	2 61	PROFIT OR TAX LOSS (44+54-60)	761	49,883,124 86
29	INITIAL INVENTORY OF FINISHED PRODUCTS	729	13 249 513,76	1 62	LESS MINING ROYALTIES AND OTHER ENRICHMENT NET TAXABLE WITH FEE No 3 MOVE TO SECTION "C" BOX No 1 ITEMS 144)	762	43,883,124 86 8
30	LESS: FINAL INVENTORY OF FINISHED PRODUCTS	730		0			
31	SALE COST OF FINISHED PRODUCTS (23+24+25+26+27+28+29-30)	731	344 288.825,29	9 63	LESS ; INCOME SUBJECT TO PROPORTIONAL TAXES	764	
32	OTHER SALES COSTS	732		8			
33	SERVICE COSTS	733	57.844.509,28	64	NET TAX ENRICHMENT OR LOSS (61-62-63)MOVE TO SECTION "C" BOX No 1 ITEM 137)		
34	TOTAL SALES COSTS (18+31+32+33)	734	402.133.355,24			763	43,883,124 86

F.- EXTRATERRITORIAL DEMONSTRATIVE STATEMENT OF INCOME, COSTS AND INCOME EXPENSES: EXTRATERRITORIAL SOURCE

		ACCOUNTING DATA			ACCOUNTING DATA
1	INCOME	780	0 5	LESS MINING ROYALTIES AND OTHER NET ENRICHMENT (MOVE TO SECTION "C" BOX No 4 TARIFF No 3 ITEMS 406)	786
2	COSTS	781	9		
3	EXPENSES	782	8 6	LES INCOME SUBJECT TO PROPORTIONAL TAXES	787
4	TAX INCOME OR LOSS (1-2-3)	785	5 7	NET TAX ENRICHMENT OR LOSS (4-5-6) MOVE TO SECTION "C" BOX No. 4 AND IN TARIFF No 2 ITEMS 401	788

G.- LOSSES FROM PREVIOUS YEARS PENDING COMPENSATION: EXTRATERRITORIAL SOURCE

	FISCAL YEARS			COD	FEE No.2	COD	FEE No.3
1	190 FROM:	UNTIL:	0	155	5	156	4
2	196 FROM:	UNTIL:	4	157	3	158	2
3	197 FROM:	UNTIL:	3	168	2	169	1
4	TOTAL LOSS (MOVE TO SECTION "C" BOX No. 2)			193	7	194	6

H.- TAX REBATES FOR TRANSFER OF SURPLUS OF REBATES FROM PREVIOUS YEARS AND FOR NEW INVESTMENTS IN VENEZUELA

	CONCEPTS	NET AMOUNT	TOTAL REBATES		
1	SURPLUS OF REBATES FOR INVESTMENTS IN OIL ACTIVITIES		861		9
2	FOR NEW INVESTMENTS IN OIL ACTIVITIES	6 4	862		8
3	SURPLUS FOR REBATES FROM INVESTMENTS IN OTHER ACTIVITIES		863		7
4	NEW INVESTMENTS (ART. 57)	2,773499.53	864	277,349.95	6
5	TOTAL REBATES (MOVE THIS TOTAL TO SECTION "C" BOX No. 14)		870	277,349.95	9

I.- ACCRUED CREDIT FROM BUSINESS ASSETS

	FISCAL YEARS		COD	AMOUNT	
1	167 FROM:	UNTIL:	212	8	
2	165 FROM:	UNTIL:	213	7	
3	166 FROM:	UNTIL:	214	6	
4	TOTAL SURPLUS (MOVE TO SECTION "C" BOX No.31)				242

J.- TAXES PAID IN EXCESS IN PREVIOUS FISCAL YEARS (NEITHER COMPENSATED NOR REIMBURS

1	247 FROM:	UNTIL:	248	2		
2	246 FROM:	UNTIL:	250	0		
3	TOTAL TAX PAID IN EXCESS (MOVE TO SECTION "C" BOX No. 35				241	9

K.- DEMONSTRATIVE STATEMENT OF TAX PAID IN EXCESS : EXTRATERRITORIAL SOURCE

1	PAID TAXES: ROYALTIES	790	0	4	PAID TAXES: OTHER DIVIDENDS	79[illegible]	7
2	PAID TAXES: MINING DIVIDENDS	791	9	5	PAID TAXES: FORTUITOUS EARNINGS	794	6
3	PAID TAXES: OIL DIVIDENDS	792	8	6	PAID TAXES: NET ENRICHMENT	795	5

SWORN DECLARATION	ACCOUNTANT'S STATEMENT
I SWEAR THAT THE DATA HEREIN HAVE BEEN DETERMINED BASED ON LEGAL PROVISIONS AND EXAMINED BY ME. PLACE: CARACAS DATE: (ILLEGIBLE) 2008 LEGAL REPRESENTATIVE RIF No. V-036596178 SIGNATURE OF TAX PAYER OR LEGAL REPRESENTATIVE (ILLEGIBLE	I YOEL AGUILAR , I.D. CARD No. 7,255,987 DO HEREBY DECLARE THAT THE DATA AND FIGURES HEREIN ARE A TRUE AND EXACT COPY OF THE DATA OBTAINED FROM THE TAXPAYER'S ACCOUNTING BOOKS, AND THAT THEY HAVE E BEEN KEPT PURSUANT TO THE LAW IN CARACAS ON DAYS (ILLEGIBLE) YEAR 2008 SIGNATURE: ILLEGIBLE

D.- REAJUSTE POR INFLACION

ACTIVOS NO MONETARIOS

SALDOS A REAJUSTAR	ACTIVO FIJO	INVENTARIOS	CUENTAS POR COBRAR REAJUSTABLE	OTROS NO MONETARIOS	REAJUSTE POR INFLACION
SALDOS A REAJUSTAR	176.639.177,99	130.459.840,69		19.507.679,57	
REAJUSTES POR INFLACION	14.165.771,99	22.716.199,67		5.559.080,00	42.441.051,66

PASIVOS NO MONETARIOS

SALDOS A REAJUSTAR	CUENTAS POR PAGAR REAJUSTABLE	CORTO PLAZO REAJUSTABLE	LARGO PLAZO REAJUSTABLE	OTROS NO MONETARIOS	REAJUSTE POR INFLACION
SALDOS A REAJUSTAR					
REAJUSTES POR INFLACION					

PATRIMONIO NETO

SALDOS A REAJUSTAR	PATRIMONIO NETO INICIAL	AUMENTOS	DISMINUCIONES	REAJUSTE POR INFLACION
SALDOS A REAJUSTAR	(266.264.618,13)	(905,76)	80.718.481,01	
REAJUSTES POR INFLACION	(59.795.022,84)	(29,82)	4.982.427,25	(54.812.625,40)

TOTAL REAJUSTE POR INFLACION DEL EJERCICIO (TRASLADE A LA SECION "E" LINEA 53 O 58, SEGUN CORRESPONDA) (12.371.873,74)

E.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE TERRITORIAL

	INGRESOS PROPIOS DE LA ACTIVIDAD		DATOS CONTABLES		GASTOS		DATOS CONTABLES
1	EXPORTACIONES	701	9.367.121,50	35	SUELDOS Y SALARIOS	735	16.483.811,73
2	VENTAS BRUTAS AL SECTOR PUBLICO	702		36	INTERESES SOBRE CREDITOS	736	6.018.072,97
3	VENTAS BRUTAS AL SECTOR PRIVADO	703	544.537.935,52	37	TRIBUTOS TRASLADABLES	737	1.041.316,88
4	VENTAS DE INMUEBLES	704		38	INDEMNIZACIONES LABORALES	738	3.406.169,78
5	REGALIAS NO MINERAS Y ANALOGAS	705		39	GASTOS DE ADMINISTRACION Y CONSERVACION DE INMUEBLES	739	
6	REGALIAS MINERALES Y PARTICIPACIONES ANALOGAS	706		40	GASTOS DE ADMINISTRACION DE REGALIAS	740	
7	INTERESES SOBRE CREDITOS	707		41	DEPRECIACIONES Y AMORTIZACIONES	741	344.678,88
8	ARRENDAMIENTOS Y SUBARRENDAMIENTOS	708		42	OTROS GASTOS	742	59.087.125,17
9	OTROS INGRESOS	709	6.459.425,35	43	TOTAL GASTOS (35 + ... + 42)	743	85.974.174,89
10	MENOS: DEVOLUCIONES, REBAJAS Y DESCUENTOS	710	(19.086.127,31)	44	UTILIDAD O PERDIDA DEL EJERCICIO CONTABLE (11 - 34 - 43)	744	63.170.894,93
11	TOTAL INGRESOS NETOS (1 + ... + 9 - 10)	711	541.278.405,06		CONCILIACION FISCAL DE RENTAS		
	COSTOS DE VENTAS				MAS:		
12	INVENTARIO INICIAL	712		45	TRIBUTOS NO PAGADOS	745	1.672.181,52
13	COMPRAS NETAS NACIONALES	713		46	PROVISIONES, RESERVAS Y APARTADOS	746	2.755.788,87
14	COMPRAS NETAS EXTERIOR	714		47	MULTAS Y SANCIONES PECUNIARIAS	747	
15	TOTAL COMPRAS NETAS (13 + 14)	715		48	GASTOS DEDUCIDOS EN EJERCICIOS ANTERIORES NO PAGADOS	748	1.016.520,00
16	TOTAL MERCANCIA DISPONIBLE (12 + 15)	716		49	INGRESOS CAUSADOS EN EJERCICIOS ANTERIORES COBRADOS	749	
17	MENOS: INVENTARIO FINAL	717		50	DIFERENCIA DE SUELDOS A DIRECTIVOS	750	
18	COSTO DE VENTAS MERCANCIAS VENDIDAS (16 - 17)	718		51	DEPRECIACIONES, AMORTIZACIONES Y OTROS	751	1.152.708,79
19	INVENTARIO INICIAL DE MATERIAS PRIMAS	719	12.033.517,97	52	OTRO	752	4.980.406,80
20	COMPRAS NETAS DE MATERIAS PRIMAS	720	257.560.888,36	53	UTILIDAD AJUSTE POR INFLACION	753	
21	MENOS INVENTARIO FINAL DE MATERIAS PRIMAS	721	(19.338.955,91)	54	TOTAL (45 + ... + 53)	754	11.777.613,47
22	MANO DE OBRA DIRECTA	722	16.797.998,03		MENOS:		
23	COSTO PRIMO (19 + 20 - 21 + 22)	723	266.993.429,05	55	INGRESOS CONTABILIZADOS Y NO COBRADOS	755	
24	OTRAS REMUNERACIONES	724	49.580.387,93	56	GASTOS CAUSADOS EN PERIODOS ANTERIORES Y PAGADOS EN EL EJERCICIO	756	
25	CONTRIBUCIONES	725	8.135.609,55	57	DEPRECIACIONES, AMORTIZACIONES Y OTROS	757	8.693.809,80
26	COMPRAS DE BIENES Y SERVICIOS	726	23.707.784,40	58	PERDIDA AJUSTE POR INFLACION	758	12.371.573,74
27	INVENTARIO INICIAL DE PRODUCTOS EN PROCESO	727	1.197.206,64	59	TOTAL (55 + ... + 58)	759	21.065.383,54
28	MENOS INVENTARIO FINAL DE PRODUCTOS EN PROCESO	728	(341.161,05)	60	UTILIDAD O PERDIDA FISCAL (44 + 54 - 59)	760	43.883.124,88
29	INVENTARIO INICIAL DE PRODUCTOS TERMINADOS	729	13.249.513,76	61	MENOS: REBAJAS MINERAS Y DEMAS ENRIQUECIMIENTO NETO GRAVABLES CON TARIFA N° 3 (TRASLADE A LA SECCION "C", CASILLA N° 1, RENGLON 14)	761	
30	MENOS INVENTARIO FINAL DE PRODUCTOS TERMINADOS	730	(13.204.943,82)				
31	COSTO DE VENTAS PRODUCTOS TERMINADOS (23 + 24 + 25 + 26 + 27 - 28 + 29 - 30)	731	344.088.825,96	62	MENOS: RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	762	
32	OTROS COSTOS DE VENTAS	732	57.844.509,28				
33	COSTOS DE PRESTACION DE SERVICIOS	733		63	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (60 - 61 - 62) (TRASLADE A LA SECCION "C", CASILLA N° 1, RENGLON 13)	763	
34	TOTAL COSTOS DE VENTAS (18 + 31 + 32 + 33)	734	402.133.335,26				43.883.124,86

F.- ESTADO DESMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE EXTRATERRITORIAL

1	INGRESOS	780		5	MENOS: REBAJAS MINERAS Y DEMAS ENRIQUECIMIENTO NETOS GRAVABLES A LA SECCION "C" CASILLA N° 4, TARIFA N° 3	784	
2	COSTOS	781					
3	GASTOS	782		6	MENOS RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	785	
4	UTILIDAD O PERDIDA FISCAL (1 - 2 - 3)	783		7	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (4 - 5 - 6) (TRASLADE A LA SECCION "C" CASILLA N° 4 Y EN LA TARIFA N° 2)	786	

G.- PERDIDAS DE AÑOS ANTERIORES PENDIENTES DE COMPENSACION: FUENTE TERRITORIAL

	EJERCICIOS	TARIFA No. 2	TARIFA No. 3
1	DESDE: / / HASTA / /		
2	DESDE: / / HASTA / /		
3	DESDE: / / HASTA / /		
4	TOTAL PERDIDAS FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA No. 3)		

H.- REBAJAS DEL IMPUESTO POR TRASLADO DE EXCESO DE REBAJAS DE AÑOS ANTERIORES Y POR NUEVAS INVERSIONES HECHAS EN VENEZUELA

	CONCEPTOS	MONTO NETO	%	TOTAL REBAJAS
1	EXCEDENTES DE REBAJAS POR INVERSIONES EN ACTIVIDADES PETROLERAS			
2	POR NUEVAS INVERSIONES PETROLERAS			
3	EXCEDENTES DE REBAJAS POR INVERSIONES EN OTRAS ACTIVIDADES			
4	NUEVAS INVERSIONES	2.773.499,53		277.349,95
5	TOTAL REBAJAS (TRASLADE ESTE TOTAL A LA SECCION "C", CASILLA No. 14)			277.349,95

I.- CREDITO ACUMULADO DE IMPUESTO DE ACTIVOS EMPRESARIALES

	EJERCICIOS	MONTO
1	DESDE: / / HASTA / /	
2	DESDE: / / HASTA / /	
3	DESDE: / / HASTA / /	
4	TOTAL EXCEDENTE FUENTE TERRITORIAL (TRASLADE A LA SECCION "C" CASILLA No. 37)	

J.- IMPUESTO PAGADO EN EXCESO EN EJERCICIOS ANTERIORES (NO COMPENSADOS NI REINTEGRADOS)

	EJERCICIOS	MONTO
1	DESDE: / / HASTA: / /	
2	DESDE: / / HASTA: / /	
3	TOTAL IMPUESTO PAGADO EN EXCESO (TRASLADE A LA SECCION "C" CASILLA No. 38)	

K.- ESTADO DEMOSTRATIVO DE IMPUESTOS PAGADOS: FUENTE EXTRATERRITORIAL

1	IMPUESTO PAGADO: REGALIAS	790		4	IMPUESTO PAGADO: OTROS DIVIDENDOS	793	
2	IMPUESTO PAGADO: DIVIDENDOS MINEROS	791		5	IMPUESTO PAGADO: GANANCIAS FORTUITAS	794	
3	IMPUESTO PAGADO: DIVIDENDOS PETROLEROS	792		6	IMPUESTO PAGADO: ENRIQUECIMIENTO NETO	795	

JURO QUE LOS DATOS CONTENIDOS EN ESTA DECLARACION HAN SIDO DETERMINADOS CON BASE A LAS DISPOSICIONES LEGALES Y EXAMINADOS POR MI PERSONA.

LUGAR: CARACAS

FECHA: / 2008

REPRESENTANTE LEGAL N° DE RIF: V-005586178

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL [signature]

YO, YOEL AGUILAR CON CEDULA DE IDENTIDAD No. 7.556.687, DECLARO QUE LOS DATOS Y CIFRAS QUE APARECEN EN LA PRESENTE DECLARACION, SON UNA COPIA FIEL Y EXACTA DE LOS DATOS CONTENIDOS EN LOS REGISTROS DE CONTABILIDAD Y CONTROL TRIBUTARIO QUE HAN SIDO LLEVADOS CONFORME A LA LEY.

EN CARACAS A LOS DIAS DEL MES DEL AÑO 2008

FIRMA [signature]

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

I, Alejandro Delfino, in my capacity as Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., do hereby formally submit the Illustrative Table of remunerations earned by the Company Directors and Managers according to the provisions set forth by the STADANDARS RELATED TO PERIODICAL OR OCCASSIONAL INFORMATION THAT NEEDS TO BE SUBMITTED BY PEOPLE SUBJECT TO CONTROL BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.

In this regard, and pursuant to the provisions of Article 3 of the standards related to the periodical or occasional information that needs to be provided by the people subject to control by the National Securities and Exchange Commission and of Article 120 of the Capital Market Law we do hereby request the National Securities and Exchange Commission to keep confidential the information included in the aforementioned table, provided that such information is one of the critical issues of the company in regard to the company administration and its disclosure may bring about serious problems related

to losing executive personnel. Moreover, such information does not represent basic information for decision making of the investing public.

In Caracas, on the 28th day of April of 2008.

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

adelfino@manpa.com.ve

Phone 9012313

Translator's note:

At the upper right margin of this document there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 April 28 PM 3:42. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 26th, 2008.

REPÚBLICA DE VENEZUELA INTÉRPRETE

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

JUDITH X. HERNANDEZ

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 APR 28 P 3:42
ARCHIVO RECIBIDO

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA DE LA COMISION NACIONAL DE VALORES
Presente

Yo, Alejandro Delfino, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., por medio de la presente hago entrega formal del Cuadro Demostrativo de remuneraciones percibidas por los Directores y Gerentes de la compañía de acuerdo a lo establecido en las **NORMAS RELATIVAS A LA INFORMACION PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISIÓN NACIONAL DE VALORES.**

En este sentido, y conforme a lo establecido en el artículo 3 de las normas relativas a la informacion periodica u ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 120 de la Ley de Mercado de Capitales, solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía en relación a la administración de la empresa ya que su divulgación podría acarrear serios problemas de pérdida del personal ejecutivo, además que la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 28 días del mes de abril de 2008.

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
Teléfono : 901 23 13

0,02 = 1
0,01 = 2

EMPRESA: MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA **CNV-FG-009**

REMUNERACIONES A DIRECTORES EJECUTIVOS

CORRESPONDIENTE AL EJERCICIO 01/01/2007 AL 31/12/2007

(EN BOLIVARES)

DIRECTORES Y EJECUTIVOS		SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRAS REMUNERACIONES	TOTAL
NOMBRE	CARGO						
CARLOS DELFINO T	PRESIDENTE DE LA JUNTA DIRECTIVA			19.876.705	81.271.571		101.148.276
CELESTINO MARTINEZ	1RE VICEPRESIDENTE			20.933.489	92.725.248		113.658.737
CARLOS H PAPARONI	2DO VICEPRESIDENTE			26.501.084	107.805.891		134.306.975
ALFREDOTRAVIESO	DIRECTOR PRINCIPAL			20.933.489	72.855.552		93.789.041
JUAN CARLOS CARPIO	DIRECTOR PRINCIPAL			24.997.282	102.208.512		127.205.794
GUSTAVO GOMEZ RUIZ	DIRECTOR PRINCIPAL			19.228.679	109.509.120		128.737.799
JULIO BUSTAMANTE	DIRECTOR PRINCIPAL			24.997.282	109.509.120		134.506.402
NELSON ISAMIT	DIRECTOR PRINCIPAL			22.717.593	107.815.680		130.533.273
ARNALDO AÑEZ	DIRECTOR PRINCIPAL			26.528.836	107.917.290		134.446.126
ELENA DELFINO	DIRECTOR PRINCIPAL			23.589.822	89.564.160		113.153.982
ALICIA PAPARONI	DIRECTOR PRINCIPAL			3.764.063			3.764.063
ALBERTO DELFINO	DIRECTOR SUPLENTE			9.614.339	14.601.216		24.215.555
ALEJANDRO DELFINO	DIRECTOR SUPLENTE/PRESIDENTE EJECUTIVO	660.846.474	220.260.130	1.883.221	14.300.160		897.289.985
RICARDO DELFINO	DIRECTOR SUPLENTE			3.845.736	21.901.824		25.747.560
ARMANDO MARTINEZ	DIRECTOR SUPLENTE			5.352.313	6.773.760		12.126.073
FERNANDO PAPARONI	DIRECTOR SUPLENTE			26.920.150	109.509.120		136.429.270
J. GAETANO PAPARONI	ASESOR DE LA JUNTA DIRECTIVA				106.339.749		106.339.749
EGBERT DITTMER	V.P MOLINO HIGIENICO	217.645.770	72.541.335				290.187.105
RICARDO VOLPE	V.P LEGAL	188.400.000	62.793.720				251.193.720
EDUARDO LARRAZABAL	V.P MOLINO IEE Y CONVERSION	217.645.770	72.541.335				290.187.105
ENRIQUE LARRAZABAL	V.P CORP. DE TECNOLOGÍA	188.400.000	62.793.720				251.193.720
JUAN ANTONIO LOVERA	V.P CORP. DE FINANZAS	236.017.060	78.664.486				314.681.546
TOTAL		1.708.955.074	569.594.726	281.684.083	1.254.607.973	0	3.814.841.856

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------

[Letterhead of MANPA]

Caracas, April 23, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you to comply with the provisions of Article 5 of the Standards Related to Periodical or Occasional Information that need to be supplied by people subject to control by the National Securities and Exchange Commission, as per Resolution No.012-2006 of February 9, 2006. Therefore, we accompanied the following documents:

1. Audited Financial Statements corresponding to the period ended at December 31, 2007 sent on April 21, 2008. See attached copy.
2. Analysis of Variations years 2007 vs 2006, Balance Sheet, will be sent on a separate communication.
3. Analysis of Variations years 2007 vs 2006, Profit and Loss Statement, will be sent on a separate communication.
4. Letter to the Management will be sent on a separate communication.
5. Report by the Statutory Auditors, sent on April 21, 2008. See attached copy.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

6. Certification of the Record of General Shareholder's Meeting of April 18, 2008 and certification of the minute of the Board of Directors of April 18, 2008 sent on April 21, 2008. See attached copy.
7. Declaration on remuneration by the members of the Board of Directors and executive officers shall be sent on a separate communication.
8. Report by the Administrators, sent on April 21, 2008. See attached copy.
9. Updated list of shareholders at the date of entering into the aforementioned General Shareholders´ Meeting, issued by the Transfer Agent and the "Caja Venezuela de Valores."
10. Report by the Board of Directors about compliance with the Principles of Corporate Governance, sent on April 21, 2008.
11. Report by the Methods and Procedures applied in the organization to prevent using such methods and procedures as means to capital legitimating.
12. Information bulletin by SENIAT in regard to issue of tax solvency and last Income tax return, fiscal year ended at December 31, 2007.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA..

Lic. Carlos Delfino (signed) Illegible. ——————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA S.A.CA. AND AFFILIATES.

Report by the Independent Public Accountants.

Consolidated Financial Statements.

Years ended at December 31, 2007 and 2006.

Caracas, March 10, 2008.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 27, 2007 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and

affiliates at December 31, 2007 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2007.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 20, 2008 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2007 and the results from its operations for the term ended on that date, pursuant to the International Financial Reporting Standards (IFRS) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission ("CNV" for its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 ---

[Letterhead of MANPA]

Caracas, April 18, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of April 18, 2008 approved decreeing an ordinary cash dividend amounting to Fifteen Cents of Strong Bolivars (Bs.0.15) per share and delegated to the Board of Directors setting both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.974 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 15, 2008 (effective date of registering the benefit) to those shareholders registered on May 8, 2008 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on April 30, 2008.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.
- Certification of the Minutes of General Shareholders´ Meeting dated April 18, 2008.
- Certification of the Minutes of the Board of Directors No.974 dated April 18, 2008.
- Publication of the Notification of Shareholders´ Meeting and of the prior notice to shareholders.
- Income statement for the year ended at December 31, 2007.
- Statement of Movements in Shareholders´ Equity Account for the year ended at December 31, 2007.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Information Registry Number) J-00023530-9------------------------------------

[Letterhead of MANPA]

Caracas, March 25, 2008

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS´ MEETING

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2007

Dear Shareholders:

Below we are pleased to submit to your attention the Management report corresponding to the fiscal year ended at December 31, 2007.

During the year 2007, the company operated in a financial and business environment mainly characterized by the following factors:

1. Local inflation at 22.46% for the period, according to the figures published by the Venezuelan Central Bank.
2. Exchange rate of Bs.2,150/1US$ with a nominal overvaluation of 77.8% according to the company of financial studies METROECONOMICA. This has caused a negative competition effect on local production by coming down in prices of import products, provided the existing subsidy in the exchange rate.
3. The government kept the exchange control implemented on February 2003 which operation through the Commission of Foreign Exchange Administration in Venezuela (CADIVI for its abbreviation in Spanish) had delays both in processing import requests and obtaining foreign currency to pay company commitments.

During the year 2007, the total company sales volume of paper amounted to 142,505 MT. During the fiscal year ended at December 31, 2007 net income according to the International Financial Standards amounted to Bs.42,893 million vs. Bs.30,222 million for the year 2006, which represents an increase of 41.92%.

Net sales amounted to 540,737 million bolivars, which compared to the sales for the year 2006 amounted to Bs.433,654 million represent an increase of 24.69%.

During 2007, the company made capital investments amounting to Bs.2,720 million and were basically addressed to acquiring machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.--

Translator's Note: Next, there is a list of thirteen (13) pages by "Banco Venezolano de Crédito. Computaciones VENCRED" Transfer Agent. Program BATR9000. Date 4/17/08. Company Shareholders Report. Company: Manufacturas de papel, C.A. S.A.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA REPUBLICA DE VENEZUELA

Type of Shares: "A". There are eight (8) columns, namely: Shareholder, Name, I.D. Card/ Tax Information Number (RIF), Total Shares, A Shares, B Shares, C Shares, D Shares. Immediately thereafter there are seven (7) pages of a list of shareholders of Manufacturas de Papel, C.A. (Manpa) S.A.C.A registered with "C.V.V. Caja Venezolana de Valores" at closure on April 17, 2008 that includes three columns, namely: I.D. Card/ Tax Information Number (RIF), Subaccount Holder; Balance." At the end there is the seal of "Caja Venezolana de Valores" three times. ------------------------------------

[Letterhead of MANPA]

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors presents to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 28, 2008 reviewed the assumptions set forth in the aforementioned resolution realizing that during the fiscal year ended at December 31, 2007 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. as provided for by the independence criteria of the Directors established in the aforementioned Resolution, thus broadly increasing the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

informed the National Securities and Exchange Commission about the methods and procedures applied by the organization during the year 2007 aimed at preventing their use for capital legitimating.

1. The Board of Directors in Meeting No.950 as of May 25, 2007 approved the Manual of Policies, Standards and Procedures to Prevent and Control Capital Legitimating, thus complying with the provisions of Articles 22 and 23 of Resolution 178-2005 of December 16, 2006 by which "Standards to Prevent, Control and Audit Capital Legitimating Operations applicable to the Venezuelan Capital Market" published in Official Gazette No.38354 of January 10, 2006 are issued.
2. The Board of Directors in its meeting No.950 of May 25, 2007 approved amendment to the Code of Ethics, which first text was approved by the Board of Directors in its meeting No.950 of August 25, 2006.
3. The Compliance Officer for Prevention and Control presented the Manual of Policies and Procedures to Prevent Capital Legitimating and the Code of Ethics, to both the personnel in the city of Caracas and that working in other jurisdictions.
4. In regard to cash payment of dividends that the company directly carries out the internal process aimed at verifying with the transfer agent identity of shareholders, these being individuals or body corporate as well as the conditions to pay them were kept, maintaining an individual file of each with the relevant legal documentation that need to be submitted upon every payment as well as collection authorizations, leaving copies of identification documents of both the shareholder and the authorized officer as well as decided taking the fingerprint of the authorized officer or shareholder, as the case may be.
5. In the commercial area the following standards were established for collection:

5.1. All the money income shall be broadly supported with the documents evidencing origin of funds, either from selling products manufactured by MANPA or from selling or renting some of its assets or the yielding arising from some of its investments.

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

5.2. In any case, "payments on account of" will be accepted, that is, checks issued by third parties (individuals or body corporate) different form the client or debtor will not be accepted.

5.3. In case of national sales, only payments in currency of legal course in Venezuela will be accepted.

5.4. Only payments in currency and bills, in currency of legal course in Venezuela, which amount is limited based on the behavior of the inflation rate..

5.5. In no case, payments by using currency and bills in foreign currency will be accepted. In case of exports, clients shall make payments to issue checks, letters of credits or by bank transfer.

5.6. For each business area, files including legal documentation allowing for full identification of company clients are kept.

6. Time control and entry and exit days to industrial plants, warehouses, office premises and cash were established.
7. Standards and procedures by area and responsibility levels were ruled to approve purchase of goods and services, both national and imported.----------------------

[Letterhead of SENIAT]

TO THE USER OS THE SERVICES PROVIDED FOR BY SENIAT

Users of the National Integrated Service of Customs and Tax Administration are hereby reminded that this entity **DOES NOT ISSUE SOLVENCIES**.

In order to solve the requirements by other government agencies and private institutions in regard to documents evidencing payment of national taxes taxpayers are subject to, below you will find the available documents and the formalities to be carried out:

CERTIFICATE OF PAYMENT shall be requested by written communication submitted to the Correspondence Area of the Processing Division, with its relevant fiscal stamp, addressed to the Regional Tax Management of Internal Revenue by Special Taxpayers of the Capital Region, attention Collection Division, Tax Obligation Control Area.

TAX SITUATION ANALYSIS: Written communication, submitted before the Correspondence Area of the Processing Division, with its relevant fiscal stamp,

addressed to the Regional Tax Management of Internal Revenue by Special Taxpayers of the Capital Region, Collection Area.

MOVEMENTS IN CURRENT ACCOUNT: Written communication, submitted before the Correspondence Area of the Processing Division, with its relevant fiscal stamp, addressed to the Regional Tax Management of Internal Revenue from Special Taxpayers of the Capital Region, Collection Division, Banking Area.

Note: Taxpayers from other Regional Management Internal Revenue Divisions shall go to the corresponding management office according to their jurisdiction.

Bulletin issued by the Regional Management of Internal revenue of from Special Taxpayers of the Capital Region, Taxpayer Service Division, Office of the Coordinator of Circulation and Customs and Tax Culture. Prepared by: Economist Miren E. Vila Núñez. Revised by: Lic. Lorna Barrios Moreno.---

Translator's Note: Next, there is income tax return No.00654392. ------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 7th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

BOLIVARIAN REPUBLIC OF VENEZUELA
SENIAT

INTEGRATED NATIONAL SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Popular Power of Finances

FORM DPJ 00026

F-2007 (07) No. 00654392

FINAL TAX RETURN AND PAYMENT FOR BODY CORPORATE, COMMUNITIES AND SOCIETIES INCLUDING HYDROCARBON AND MINE ACTIVITIES

IF THIS IS A SUBSTITUTE OR SUPPLEMENTARY TAX RETURN INDICATE No. AND DATE OF (ILLEGIBLE)

A.- TAXPAYER INFORMATION	TAXABLE PERIOD FROM (D M Y)	UNTIL (D M Y)
01 LAST NAMES AND NAME - NAME OR COMPANY NAME: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 07	31 12 07
06 HOME OR FISCAL ADDRESS: AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF.TORRE COUNTRY CLUB PISO 12 OFIC. 12 URB. EL BOSQUE	03 No. RIF J000235309	
B.- AGENT OR TRUE AND LAWFUL ATTORNEY INFORMATION		
LAST NAMES AND NAMES: DELFINO CARLOS	No. RIF.: V036596178	

C.- TAX SELF-RELIEF

	CONCEPTS		TAXABLE WITH FEE N° 2		TAXABLE WITH FEE N° 3
1	TERRITORIAL SOURCE: NET INCOME OR TAX LOSS SEE SECTION 'E' BOX No 64 AND No 62)	137	43.883.124,86	3	144
2	TERRITORIAL SOURCE: LOSSES PREVIOUS YEARS	173		7	174
3	TERRITORIAL SOURCE: TAXABLE ENRICHMENT OR TAX LOSS (1-2) (RESULT OF TARIFF No 3 MOVE TO BOX 10, ITEMS 445 IN POSITIVE CASE)	178	43.883.124,86	2	170
4	EXTRA TERRITORIAL SOURCE: NET ENRICHMENT OR TAX LOSS (SEE SECTION F BOX No 7 AND No 5) (AMOUNT IN TARIFF No3 MOVE TO BOX 12, ITEMS 460, IN POSITIVE CASE)	401		9	406
5	WORLD TAXABLE NET INCOME OR TAX LOSS (3+4)... IF (3) AND (4) ARE HIGHER THAN ZERO ... IF SOME OF THEM ARE NEGATIVE, ONLY TAKE THE POSITIVE	431	43.883.124,86		
6	TAX DETERMINED AS PER TARIFF No 2 ... (BOX 5 X %TARIFF 2) - SUBTRAHEND	185	14.901.446,45		
	ACCREDITATION OF TAXES FROM NON PROPORTIONAL FOREIGN SOURCES				
7	CREDITABLE TAX PAID ABROAD (Art 2 INCOME TAX LAW)	441		9	
8	TOTAL TAX DETERMINED (AFTER ACCREDITATION OF PAID TAXES ABROAD (IF 6 IS GREATER OR EQUAL TO 7)..... (6-7)				442 14 901,446 45
9	DETERMINED TAX EQUAL TO ZERO (IF 6 IS MINOR THAN 7) .... (ITEM 8 =0,00)				

	PROPORTIONAL TAXES	TAXABLE AMOUNT			TERRITORIAL TAX BASE (A)		TAX ACCREDITED PAID EXT. (B)	PROPORTIONAL TAX TO BE PAID (A-B)	
10	TERRITORIAL SOURCE: TAXABLE ENRICHMENT (SEE BOX No 3 ITEM 360)	445		5	446	4		446	2
11	TERRITORIAL SOURCE: FORTUITOUS EARNINGS IN KIND	455		5	458	4		295	5
12	EXTRATERRITORIAL SOURCE: TAXABLE ENRICHMENT (CAME FROM BOX No. 4 , ITEM 406)	460		0	461	9	462 8	463	7
13	EXTRATERRITORIAL SOURCE: MINING DIVIDENDS	465		5	466	4	467 3	468	2
14	EXTRATERRITORIAL SOURCE: OIL DIVIDENDS	470		0	471	9	472 8	473	7
15	EXTRATERRITORIAL SOURCE: OTHER DIVIDENDS	475		5	476	4	477 3	478	2
16	EXTRATERRITORIAL SOURCE: FORTUITOUS EARNINGS	480		0	481	9	482 8	493	7
17	TOTAL PROPORTIONAL TAXES (10+11+12+13+14+15+16)							489	1
18	TOTAL TAXES SELF-RELIEVED BEFORE REBATES .... (9+17)							389 14,901,446 45	1

APPLICABLE ADVANCES TO FISCAL YEAR TAX

19	FISCAL YEAR RETAINED TAXES	221	520 756	9
20	ADVANCES FOR DISPOSAL OF BUILDINGS	230		0
21	TAX ADVANCES (ESTIMATED STATEMENT) FORM No. 1100000695415-3	231	6.212.909	9
22	TAX PAID IN REPLACED TAX RETURN FORM No	233		7
23	TOTAL ADVANCES (19+20+21+22)			291 6,733,658 64
24	TOTAL TAX (IF 18 IS HIGHER OR EQUAL TO 23)..... (18-23)			290 8,167,787.61

25	FISCAL YEAR CREDIT IF 18 IS LESSER THAN 23)…. (23-18)			297

REBATES TO TAX SELF-RELIEVED

26	REBATES FROM INVESTMENTS	211	277.349,95	9
27	OTHER REBATES	234		6
28	TOTAL REBATES (26+27)			686 277,349.95
29	TOTAL FISCAL YEAR TAX (IF 18 ES HIGHER THAN 21) …. (18-21)			220 7,890,437,66
30	FISCAL YEAR TAX EQUAL TO ZERO (IF 24 IS LESS THAN 28) …. (ITEM 29=0 00)			

TAX CREDIT OF BUSINESS ASSETS

31	TAX CREDIT TO ACCUMULATED BUSINESS ASSETS TAX	242		8	
32	CREDIT FROM BUSINESS ASSET TAX APPLICABLE TO FISCAL YEAR (AMOUNT EQUAL OR MINOR THAN 29)				243 7
33	TOTAL TAX AFTER APPLYING CREDITS FROM BUSINESS ASSETS (IF 29 IS HIGHER OR EQUAL TO 32)… (29-32)				244 7,890,437.66
34	CREDITS FROM BUSINESS ASSETS TAX CARRIED FORWARD TO FISCAL YEAR (IF 31 IS HIGHER THAN 32)… (31-32)				245 5

TAX PAID IN EXCESS

35	TOTAL TAX PAID IN EXCESS IN PREVIOUS FISCAL YEARS NON COMPENSATED/ NOT TRANSFERRED	241		9	
36	TAX PAID IN EXCESS TO BE COMPENSATED (AMOUNT EQUAL OR MINOR 33)				249
37	TOTAL TAX PAYABLE BEFORE COMPENSATIONS (33-36)				355 7,890,437.86

COMPENSATION

38 COMPENSATION WITH OWNED CREDITS

STATEMENT No		TAX	FISCAL YEAR		AMOUNT	
311	(ILLEGIBLE)	312 INCOME TAX 8	313 2006	314	231.743,66	6

39 COMPENSATION WITH ACQUIRED CREDITS (TRANSFER)

	RIF GRANTOR	DECLARATION No	TRIBUTE	FISCAL YEAR		AMOUNT	
315	J-07503393-0	316 2000000279288-0	317 INCOME TAX 3	318 2007	319	4,780.04	1
321	9	322	323	324	325	5	

40 RESOLUTIONS CREDIT ACKNOWLEDGEMENT (1) REPETITION OF PAYMENT (2) WITHOLDINGS (VAT) RETURNS (3) VAT WITHOLDINGS RETURNS ACQUIRED BY LAW

TYPE OF RESOLUTION		RIF GRANTOR		RESOLUTION No	DATE		AMOUNT
326	4	327	3	328	329	330	0
331	9	322	8	333	334	335	5
336	4	337	3	338	339	340	0
341	9	342	8	343	344	345	5

41	COMPENSATION (314+319+325+330+335+340+345)	358 1,166,503.70
42	TOTAL TAX TO PAY AFTER COMPENSATIONS (37-41)	90 6,723,933 96
43	TAX PAIN IN EXCESS NO COMPENSATED / NO REIMBURSED PLUS TAX GENERATED DURING FISCAL YEAR (35-36+25)	87

BOLIVARIAN REPUBLIC OF VENEZUELA **FORM DPJ - 0026** F-2007 (07) No.00654392

MINISTRY OF FINANCE

PAYMENT FORM

SENIAT

TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION

Attached to Ministry of Popular Power of Finances

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)	03 No. RIF.
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	J000235309

PAYMENT PERIOD		23 PAYMENT TERMS	AMOUNT IN Bs.
15 FROM	16 UNTIL	CASH	
01/01/2007	31/12/07	BANK DRAFT	6,723,933,96
		TAX REBATE CERTIFICATE (CERT)	
		EXPORT BONUS	
		PUBLIC DEBT BONDS	

SOLE ACCOUNT PLAN

CODE No	CODE DESCRIPTION	AMOUNT IN BS
301010111	INCOME TAX OTHER BODY CORPORATE	91 6,723,933 96 9
301010102	TAX TO PUBLIC OPERATING HYDROCARBON INDUSTRIES AND COMERCIALIZADORAS	
301010103	TAX TO PUBLIC HYDROCARBON INDUSTRIES PETROLEOS DE VENEZUELA (PDVSA) MAIN OFFICE AND OTHER	
301010107	TAX TO MINING COMPANIES IRON SECTOR	
301010108	TAX TO MINING COMPANIES OTHER MINERALS SECTOR	

CITY OR PLACE:	SIGNATURE OF PAYER.
CARACAS	(BLANK)

VALIDATION BY RECIPIENT'S BANK

04/01/2008SENIAT 12.43 DOC. 0100002076840 3000235309 926 12/2007 PG 6,723,933.96 6723933.96 DEBT 0.00

D. READJUSTMENT FOR INFLATION

	NON-MONETARY ASSETS										READJUSTMENT FOR INFLATION
BALANCES TO READJUST	FIXED ASSETS			INVENTORY		ACCOUNTS RECEIVABLE READJUSTED		OTHER NON-MONETARY			
	901	176,638,177.99	2	902	130,450,840 69	903		904	19,967,679 57		
READJUST. FOR INFLATION	912	14,165,771 99	6	913	22,716,199 67	914		915	5,550,080 00	916	42,441,051 66

	NON-MONETARY LIABILITIES								READJUSTMENT FOR INFLATION
BALANCES TO READJUST	ACCOUNTS RECEIVABLE READJUSTED		SHORT TERM READJUSTED		LONG TERM READJUSTED		OTHER NON-MONETARY		
	921		922		923		924		
READJUST. FOR INFLATION	932		933		934		935		936

NET EQUITY

AMOUNT TO READJUST	INITIAL NET EQUITY		INCREMENTS			REDUCTIONS			
	943	(266,264,518.13)	944	(905 76)		945	90,716,491.61		
READJUST. FOR INFLATION	954	(59,795,022.84)	955	(29 62)		956	4,982,427.26	957	(54,812,625 40)
TOTAL READJUSTMENT FOR INFLATION OF FISCAL YEAR (MOVE SECTION"E"LINE 53 OR 59, AS APPROPRIATE)								958	12,371,573 74)

E.- DEMONSTRATIVE STATEMENT OF INCOME, COSTS, EXPENSES AND TAX RECONCILIATION OF ACCOUNTS: TERRITORIAL SOURCE

	INCOME TYPICAL OF ACTIVITY	ACCOUNTING DATA				EXPENSES	ACCOUNTING DATA	
1	EXPORTS	701	9 367,121,50	9	35	WEDGES AND SALARIES	735	15,486,811,73
2	GROSS SALES TO PUBLIC SECTOR	702		8	36	INTERESTS ON CREDITS	736	6,608,072.97
3	GROSS SALES TO PRIVATE SECTOR	703	544 537,985,52	7	37	TAXES CARRY FORWARD	737	1 041,316 38
4	PROPERTY SALES	704		6	38	SEVERANCE BENEFITS	738	3 406,169 76
5	NON-MINING ROYALTIES AND ANCILLARY	705		5	39	PROPERTY ADMINISTRATION AND PRESERVATION EXPENSES	739	
6	MINING ROYALTIES AND ANCILLARY PARTICIPATIONS	706		4	40	ROYALTY ADMINISTRATION EXPEN	740	
7	INTERESTS ON CREDITS	707		3	41	DEPRECIATION AND AMORTIZATIO	741	344,678 68
8	LEASING AND SUBLEASING	708		2	42	OTHER EXPENSES	742	59,087,125 17
9	OTHER INCOME (INCLUDE INCOMES SUBJECT TO PROPORTIONAL TAXES)	709	6 459 425,35	1	43	TOTAL EXPENSES (35+....+42)	743	85,974,174 89
10	LESS: DEVOLUTIONS, REBATES AND DISCOUNTS	710	(19.086.127,31)	0	44	PROFIT OR LOSS OF THE FISCAL YEAR (11-34-43)	744	53,170694 93
11	TOTAL INCOME (1+ ...., +9....-10)	711	541.278 405,06			INCOME TAX RECONCILIATION		
SALES COSTS						MORE:		
12	INITIAL INVENTORY	712		8	45	UNPAID SOCIAL CONTRIBUTIONS	745	1,672,181.52
13	NET NATIONAL PURCHASES	713		7	46	RESERVES, PROVISIONS AND ALLOWANCES	746	2,755798 87
14	NET FOREIGN PURCHASES	714		6	47	FINES AND PECUNIARY SANCTION	747	
15	TOTAL NET PURCHASES (13+14)	715		5	48	EXPENSES DEDUCTED IN PREVIOUS UNPAID FISCAL YEARS	748	1,016,520 00
16	TOTAL AVAILABLE MERCHANDISE (12+15)	716		4	49	INCOME TAXED IN PREVIOUS YEARS AND NOT PAID	749	
17	LESS FINAL INVENTORY	717		3	50	SURPLUS OF WEDGES OF DIRECTORS	750	
18	SALES COST SOLD MERCHANDISE (16-17)	718		2	51	DEPRECIATION AND AMORTIZATIO	751	1,152,706 78 9
19	INITIAL INVENTORY OF RAW MATERIALS	719	12 033 517,97	1	52	OTHER EXPENSES	752	4,980,406 30
20	NET PURCHASES OF RAW MATERIALS	720	257.550 888,36	0	53	PROFIT FOR INFLATION	753	
21	LESS: FINAL INVENTORY OF RAW MATERIALS	721	-19 368 965,31	9	54	TOTAL (45+....53)	754	11,777,613 47
22	DIRECT LABOR	722	16 797.968,03	8		LESS:		
23	FIRST COST (19+20-21+22)	723	266 993 429,06	7	56	ACCOUNTING AND UNCOLLECTED INCOME	756	
24	OTHER REMUNERATION	724	49 550 387,93	6	57	EXPENSES ORIGINATED IN PREVIOUS TERMS AND PAID DURING THE FISCAL YEAR	757	
25	LEVIES	725	3 136 609,55	5	58	DEPRECIATIONS, AMORTIZATIONS AND OTHERS	758	8,693,809 80
26	PURCHASES OF GOODS AND SERVICES	726	23 707,787,40	4	59	LOSS ADJUSTMENT FOR INFLATION	759	12,371,573 74
27	INITIAL INVENTORY OF PRODUCTS IN PROCESS	727	1.197.206,64	3	60	TOTAL (55+..............+59)	760	21,065,383 54

28	LESS FINAL INVENTORY OF PRODUCTS IN PROCESS	728	(341.161,55)	2 61	PROFIT OR TAX LOSS (44+54-60)	761	49,883,124 86
29	INITIAL INVENTORY OF FINISHED PRODUCTS	729	13.249.513,76	1 62	LESS MINING ROYALTIES AND OTHER ENRICHMENT NET TAXABLE WITH FEE No. 3 MOVE TO SECTION "C" BOX No 1 ITEMS 144)	762	43,883,124.86
30	LESS FINAL INVENTORY OF FINISHED PRODUCTS	730		0			
31	SALE COST OF FINISHED PRODUCTS (23+24+25+26+27+28+29-30)	731	344 288.825,29	9 63	LESS : INCOME SUBJECT TO PROPORTIONAL TAXES	764	
32	OTHER SALES COSTS	732		8			
33	SERVICE COSTS	733	57.844.509,28	64	NET TAX ENRICHMENT OR LOSS (61-62-63)MOVE TO SECTION "C" BOX No. 1 ITEM 137)	763	43,883,124 86
34	TOTAL SALES COSTS (18+31+32+33)	734	402.133.355,24				

F.- EXTRATERRITORIAL DEMONSTRATIVE STATEMENT OF INCOME, COSTS AND INCOME EXPENSES: EXTRATERRITORIAL SOURCE

		ACCOUNTING DATA			ACCOUNTING DATA
1	INCOME	780	0 5	LESS MINING ROYALTIES AND OTHER NET ENRICHMENT (MOVE TO SECTION "C" BOX No 4 TARIFF No.3 ITEMS 406)	786
2	COSTS	781	9		
3	EXPENSES	782	8 6	LES INCOME SUBJECT TO PROPORTIONAL TAXES	787
4	TAX INCOME OR LOSS (1-2-3)	785	5 7	NET TAX ENRICHMENT OR LOSS (4-5-6) MOVE TO SECTION "C" BOX No. 4 AND IN TARIFF No 2 ITEMS 401	788

G.- LOSSES FROM PREVIOUS YEARS PENDING COMPENSATION: EXTRATERRITORIAL SOURCE

	FISCAL YEARS			COD	FEE No.2	COD	FEE No.3
1	190 FROM:	UNTIL:	0	155	5	156	4
2	196 FROM:	UNTIL:	4	157	3	158	2
3	197 FROM:	UNTIL:	3	168	2	169	1
4	TOTAL LOSS (MOVE TO SECTION "C" BOX No. 2)			193	7	194	6

H.- TAX REBATES FOR TRANSFER OF SURPLUS OF REBATES FROM PREVIOUS YEARS AND FOR NEW INVESTMENTS IN VENEZUELA

	CONCEPTS	NET AMOUNT	TOTAL REBATES		
1	SURPLUS OF REBATES FOR INVESTMENTS IN OIL ACTIVITIES		861		9
2	FOR NEW INVESTMENTS IN OIL ACTIVITIES	6 4	862		8
3	SURPLUS FOR REBATES FROM INVESTMENTS IN OTHER ACTIVITIES		863		7
4	NEW INVESTMENTS (ART. 57)	2,773499.53	864	277,349.95	6
5	TOTAL REBATES (MOVE THIS TOTAL TO SECTION "C" BOX No. 14)		870	277,349.95	9

I.- ACCRUED CREDIT FROM BUSINESS ASSETS

	FISCAL YEARS		COD	AMOUNT	
1	167 FROM:	UNTIL:	212	8	
2	165 FROM:	UNTIL:	213	7	
3	166 FROM:	UNTIL:	214	6	
4	TOTAL SURPLUS (MOVE TO SECTION "C" BOX No.31)				242

J.- TAXES PAID IN EXCESS IN PREVIOUS FISCAL YEARS (NEITHER COMPENSATED NOR REIMBURSE

1	247 FROM:	UNTIL:	248	2	
2	246 FROM:	UNTIL:	250	0	
3	TOTAL TAX PAID IN EXCESS (MOVE TO SECTION "C" BOX No. 35				241 9

K.- DEMONSTRATIVE STATEMENT OF TAX PAID IN EXCESS : EXTRATERRITORIAL SOURCE

1	PAID TAXES: ROYALTIES	790	0	4	PAID TAXES: OTHER DIVIDENDS	79	7
2	PAID TAXES: MINING DIVIDENDS	791	9	5	PAID TAXES: FORTUITOUS EARNINGS	794	6
3	PAID TAXES: OIL DIVIDENDS	792	8	6	PAID TAXES: NET ENRICHMENT	795	5

SWORN DECLARATION	ACCOUNTANT'S STATEMENT
I SWEAR THAT THE DATA HEREIN HAVE BEEN DETERMINED BASED ON LEGAL PROVISIONS AND EXAMINED BY ME. PLACE: CARACAS DATE: (ILLEGIBLE) 2008 LEGAL REPRESENTATIVE RIF No. V-036596178 SIGNATURE OF TAX PAYER OR LEGAL REPRESENTATIVE (ILLEGIBLE	I YOEL AGUILAR , I.D. CARD No. 7,255,987 DO HEREBY DECLARE THAT THE DATA AND FIGURES HEREIN ARE A TRUE AND EXACT COPY OF THE DATA OBTAINED FROM THE TAXPAYER'S ACCOUNTING BOOKS, AND THAT THEY HAVE E BEEN KEPT PURSUANT TO THE LAW IN CARACAS ON DAYS (ILLEGIBLE) YEAR 2008 SIGNATURE: ILLEGIBLE

BEST AVAILABLE COPY

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

Adscrito al Ministerio del Poder Popular para las Finanzas

FORMA DPJ 00026

DECLARACION DEFINITIVA DE RENTA Y PAGO PARA PERSONAS JURIDICAS, COMUNIDADES Y SOCIEDADES DE PERSONAS Y ACTIVIDADES DE HIDROCARBUROS

F-2007 (07) No. 00654392

NUMERO DECLARACION 1100000970175-5

A.- DATOS DEL CONTRIBUYENTE

APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL	MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
DIRECCION O DOMICILIO FISCAL	AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF. TORRE COUNTRY CLUB PISO 12
Nº RIF	J 0 0 0 2 3 5 3 0 9
EJERCICIO GRAVABLE DESDE	01 01 07
EJERCICIO GRAVABLE HASTA	31 12 07

B.- DATOS DEL APODERADO O REPRESENTANTE LEGAL

APELLIDOS Y NOMBRES	CARLOS DELFINO
Nº RIF	V 0 4 6 5 9 6 1 7 8

C.- AUTOLIQUIDACION DEL IMPUESTO

	CONCEPTOS		Gravable con Tarifa No. 2		Gravable con Tarifa No. 3
1	[illegible]		43.883.124,88		
2	[illegible]				
3	[illegible]		43.883.124,88		
4	[illegible]				
5	[illegible]		43.883.124,88		
6	[illegible]		14.901.440,45		

ACREDITAMIENTO DE IMPUESTO PROVENIENTE DE FUENTE EXTRANJERA NO PROPORCIONALES

7	[illegible]	
8	[illegible]	14.901.440,45
9	[illegible]	

IMPUESTOS PROPORCIONALES

		Base Imponible	Impuesto Base Territorial	Impuesto Acreditable Pagado	Impuesto Proporcional a Pagar
10	[illegible]				
11	[illegible]				
12	[illegible]				
13	[illegible]				
14	[illegible]				
15	[illegible]				
16	[illegible]				
17	Total Impuesto Proporcional				
18	Total Impuesto Autoliquidado antes de los Anticipos				14.901.440,45

ANTICIPOS APLICABLES AL IMPUESTO DEL EJERCICIO

19	Impuestos Retenidos en el Ejercicio	520.765,73	
20	Anticipo por Enajenación de Inmuebles		
21	Anticipo de Impuestos (Declaración Estimada) Planilla No. 1100000895415-0	6.212.909,11	
22	Anticipo Pagado en Declaración Sustituida Planilla No.		
23	Total Anticipos		6.733.674,84
24	Total Impuesto		8.167.787,61
25	Crédito del Ejercicio		

REBAJAS AL IMPUESTO AUTOLIQUIDADO

26	Rebajas por Inversiones	277.349,95	
27	Otras Rebajas		
28	Total Rebajas		277.349,95
29	Total Impuesto del Ejercicio		7.890.437,66
30	[illegible]		

CREDITO DE IMPUESTO ACTIVOS EMPRESARIALES

31	[illegible]		
32	[illegible]		
33	[illegible]		7.890.437,66
34	[illegible]		

IMPUESTO PAGADO EN EXCESO

35	[illegible]		
36	[illegible]		
37	Total Impuesto a Pagar, antes de las Compensaciones		7.890.437,66

COMPENSACION

38 COMPENSACIONES CON CREDITOS PROPIOS

NUMERO DECLARACION	TRIBUTO	EJERCICIO	MONTO
1100000[illegible]	ISLR	2006	231.740,08

39 COMPENSACIONES CON CREDITOS ADQUIRIDOS (CESION)

RIF CEDENTE	NUMERO DECLARACION	TRIBUTO	EJERCICIO	MONTO
J-07503323-0	1000000278259-0	ISLR	2007	934.780,04

40 RESOLUCIONES DE RECONOCIMIENTO DE CREDITOS

TIPO RESOLUCION	RIF CEDENTE	NUMERO RESOLUCION	FECHA	MONTO

41	Compensación	1.166.503,70
42	Total Impuesto a Pagar, después de las Compensaciones	6.723.933,96
43	Impuesto Pagado en Exceso no Compensado	

VALOR FACIAL Bs. 2.000,00

QUINTUPLICADO - CONTRIBUYENTE

Stamps: SENIAT ... 2008 ... RECIBIDO; Contribuyentes Especiales Región Capital División de Recaudación; TAQUILLA SENIAT ... 01 ABR 2008 ... CAJA; APR 23 P 3:10; RECIBIDO; SEC Mail Processing Section; Washington DC

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

PLANILLA DE PAGO PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

FORMA DPJ - 00026

F-2007 (07) No. 00654392

APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL	Nº RIF
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	J-00023530-9

EJERCICIO GRAVABLE DESDE	HASTA	FORMA DE PAGO	MONTO EN Bs.
01 01 07	31 12 07	EFECTIVO	
		CHEQUE DE GERENCIA	6.723.933,96
		CERTIFICADO DE REINTEGRO (CERT)	
		BONOS DE EXPORTACION	
		BONOS DE LA DEUDA PUBLICA (DPN)	

PLAN UNICO DE CUENTAS

CODIGO Nº	DESCRIPCION DEL CODIGO	MONTO TOTAL A PAGAR EN Bs.
301010111	IMPUESTO SOBRE LA RENTA OTRAS PERSONAS JURIDICAS	

D.- REAJUSTE POR INFLACION

	ACTIVOS NO MONETARIOS				REAJUSTE POR INFLACION
	ACTIVO FIJO	INVENTARIOS	CUENTAS POR COBRAR REAJUSTABLE	OTROS NO MONETARIOS	
SALDOS A REAJUSTAR	176.639.177,09	130.459.849,69		19.907.079,57	
REAJUSTES POR INFLACION	14.165.771,99	22.716.199,67		5.559.080,00	42.441.051,66

	PASIVOS NO MONETARIOS				REAJUSTE POR INFLACION
	CUENTAS POR PAGAR REAJUSTABLE	CORTO PLAZO REAJUSTABLE	LARGO PLAZO REAJUSTABLE	OTROS NO MONETARIOS	
SALDOS A REAJUSTAR					
REAJUSTES POR INFLACION					

	PATRIMONIO NETO			REAJUSTE POR INFLACION
	PATRIMONIO NETO INICIAL	AUMENTOS	DISMINUCIONES	
SALDOS A REAJUSTAR	(266.264.518,12)	(905,76)	80.716.481,01	
REAJUSTES POR INFLACION	(59.795.022,84)	(29,82)	4.982.427,26	(54.812.625,40)
TOTAL REAJUSTE POR INFLACION DEL EJERCICIO (TRASLADE A LA SECCION "E" LINEA 52 O 58, SEGUN CORRESPONDA)				(12.371.573,74)

E.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE TERRITORIAL

	INGRESOS PROPIOS DE LA ACTIVIDAD	DATOS CONTABLES		GASTOS	DATOS CONTABLES
1	EXPORTACIONES	9.357.121,50	36	SUELDOS Y SALARIOS	15.483.611,72
2	VENTAS BRUTAS AL SECTOR PUBLICO		37	INTERESES SOBRE CREDITOS	6.609.072,97
3	VENTAS BRUTAS AL SECTOR PRIVADO	544.537.905,52	38	TRIBUTOS TRASLADABLES (ver 37 y 2)	1.041.816,66
4	VENTAS DE SERVICIOS		39	INDEMNIZACIONES LABORALES	3.406.169,76
5	REGALIAS NO MINERAS Y ANALOGAS		40	GASTOS DE ADMINISTRACION Y CONSERVACION DE INMUEBLES	
6	REGALIAS MINERALES Y PARTICIPACIONES ANALOGAS		41	GASTOS DE ADMINISTRACION DE REGALIAS	
7	INTERESES SOBRE CREDITOS		42	DEPRECIACIONES Y AMORTIZACIONES	244.678,68
8	ARRENDAMIENTOS Y SUBARRENDAMIENTOS		43	OTROS GASTOS	69.087.125,17
9	OTROS INGRESOS	6.459.425,35	44	TOTAL GASTOS (36 + ... + 43)	85.974.174,69
10	MENOS: DEVOLUCIONES, REBAJAS Y DESCUENTOS	(19.086.127,31)	45	UTILIDAD O PERDIDA DEL EJERCICIO CONTABLE (11 - 34 - 44)	63.170.894,93
11	TOTAL INGRESOS NETOS (1 + ... + 9 - 10)	541.278.405,06		CONCILIACION FISCAL DE RENTAS	
	COSTOS DE VENTAS			MAS	
12	INVENTARIO INICIAL		46	TRIBUTOS NO PAGADOS	1.692.181,52
13	COMPRAS NETAS NACIONALES		47	PROVISIONES, RESERVAS Y APARTADOS	2.765.798,87
14	COMPRAS NETAS EXTERIOR		48	MULTAS Y SANCIONES PECUNIARIAS	
15	TOTAL COMPRAS NETAS (13 + 14)		49	GASTOS DEDUCIDOS EN EJERCICIOS ANTERIORES NO PAGADOS	1.018.520,00
16	TOTAL MERCANCIA DISPONIBLE (12 + 15)		50	INGRESOS CAUSADOS EN EJERCICIOS ANTERIORES COBRADOS	
17	MENOS: INVENTARIO FINAL		51	EXCEDENTE DE SUELDOS A DIRECTORES	
18	COSTO DE VENTAS MERCANCIAS VENDIDAS (16 - 17)		52	DEPRECIACIONES, AMORTIZACIONES Y OTROS	1.152.706,78
19	INVENTARIO INICIAL DE MATERIAS PRIMAS	12.033.517,97	53	OTROS	4.050.408,80
20	COMPRAS NETAS DE MATERIAS PRIMAS	257.550.888,36	54	UTILIDAD AJUSTE POR INFLACION	
21	MENOS INVENTARIO FINAL DE MATERIAS PRIMAS	(19.908.965,81)	55	TOTAL (46 + ... + 54)	11.777.613,47
22	MANO DE OBRA DIRECTA	16.797.988,03		MENOS	
23	COSTO PRIMO (19 + 20 - 21 + 22)	266.993.429,05	56	INGRESOS CONTABILIZADOS Y NO COBRADOS	
24	OTRAS REMUNERACIONES	49.550.387,93	57	GASTOS CAUSADOS EN PERIODOS ANTERIORES Y PAGADOS EN EL EJERCICIO	
25	CONTRIBUCIONES	8.136.609,55	58	DEPRECIACIONES, AMORTIZACIONES Y OTROS	8.693.809,80
26	COMPRAS DE BIENES Y SERVICIOS	23.707.784,40	59	PERDIDA AJUSTE POR INFLACION	12.371.573,74
27	INVENTARIO INICIAL DE PRODUCTOS EN PROCESO	1.197.205,84	60	TOTAL (56 + ... + 59)	21.065.383,54
28	MENOS INVENTARIO FINAL DE PRODUCTOS EN PROCESO	(341.161,65)	61	UTILIDAD O PERDIDA FISCAL (45 + 55 - 60)	43.883.124,86
29	INVENTARIO INICIAL DE PRODUCTOS TERMINADOS	13.249.619,76	62	MENOS: REBAJAS MINERAS Y DEMAS ENRIQUECIMIENTO NETO GRAVABLES CON TARIFA N° 2 (TRASLADE A LA SECCION "C", CASILLA N° 1, TARIFA 1-1)	
30	MENOS INVENTARIO FINAL DE PRODUCTOS TERMINADOS	(13.204.943,82)			
31	COSTO DE VENTAS PRODUCTOS TERMINADOS (23 + 24 + 25 + 26 + 27 - 28 + 29 - 30)	344.288.825,98	63	MENOS: RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	
32	OTROS COSTOS DE VENTAS	57.844.509,98			
33	COSTOS DE PRESTACION DE SERVICIOS		64	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (61 - 62 - 63) (TRASLADE A LA SECCION "C", CASILLA N° 1, TARIFA 1-2)	
34	TOTAL COSTOS DE VENTAS (18 + 31 + 32 + 33)	402.133.835,96			43.883.124,86

F.- ESTADO DESMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE EXTRATERRITORIAL

1	INGRESOS		5	MENOS: REBAJAS MINERAS Y DEMAS ENRIQUECIMIENTO NETOS (TRASLADE A LA SECCION "C" CASILLA N° 4, TARIFA N° 2)	
2	COSTOS				
3	GASTOS		6	MENOS RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	
4	UTILIDAD O PERDIDA FISCAL (1 - 2 - 3)		7	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (4 - 5 - 6) (TRASLADE A LA SECCION "C" CASILLA N° 4 Y EN LA TARIFA N° 2)	

G.- PERDIDAS DE AÑOS ANTERIORES PENDIENTES DE COMPENSACION: FUENTE TERRITORIAL

	EJERCICIOS	TARIFA No. 2	TARIFA No. 3
1	DESDE: / / HASTA: / /		
2	DESDE: / / HASTA: / /		
3	DESDE: / / HASTA: / /		
4	TOTAL PERDIDAS FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA No. 2)		

H.- REBAJAS DEL IMPUESTO POR TRASLADO DE EXCESO DE REBAJAS DE AÑOS ANTERIORES Y POR NUEVAS INVERSIONES HECHAS EN VENEZUELA

	CONCEPTOS	MONTO NETO	%	TOTAL REBAJAS
1	EXCEDENTES DE REBAJAS POR INVERSIONES EN ACTIVIDADES PETROLERAS			
2	POR NUEVAS INVERSIONES PETROLERAS			
3	EXCEDENTES DE REBAJAS POR INVERSIONES EN OTRAS ACTIVIDADES			
4	NUEVAS INVERSIONES	2.773.499,53	10	277.349,95
5	TOTAL REBAJAS (TRASLADE ESTE TOTAL A LA SECCION "C", CASILLA No. 14)			277.349,95

I.- CREDITO ACUMULADO DE IMPUESTO DE ACTIVOS EMPRESARIALES

	EJERCICIOS	MONTO
1	DESDE: / / HASTA: / /	
2	DESDE: / / HASTA: / /	
3	DESDE: / / HASTA: / /	
4	TOTAL EXCEDENTE FUENTE TERRITORIAL (TRASLADE A LA SECCION "C" CASILLA No. 21)	

J.- IMPUESTO PAGADO EN EXCESO EN EJERCICIOS ANTERIORES (NO COMPENSADOS NI REINTEGRADOS)

	EJERCICIOS	MONTO
1	DESDE: / / HASTA: / /	
2	DESDE: / / HASTA: / /	
3	TOTAL IMPUESTO PAGADO EN EXCESO (TRASLADE A LA SECCION "C" CASILLA No. 22)	

K.- ESTADO DEMOSTRATIVO DE IMPUESTOS PAGADOS: FUENTE EXTRATERRITORIAL

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, April 30, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at March 31, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement for the three-month period ended at March 31, 2008 and 2007.

3. Interim Consolidated Statements of Equity Accounts Movements at March 31, 2008 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at March 31st, 2007 based on the International Financial Reporting Standards (IFRS).

5. Interim Consolidated Cash Flow Statements for the term comprised from January the 1st to March the 31st, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Income Statement at March 31, 2008 and December 31, 2007 based on the International Financial Reporting Standards (IFRS).

7. Notes to the consolidated financial statements for the three-month period ended at March 31, 2008 and 2007.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	393,152,734	408,340,404
Stockholdings in associations and joint business	6,589,351	4,428,518
Total non-current assets	399,742,085	412,768,922
CURRENT ASSETS:		
Expenses paid in advance	641,939	938,599
Inventories	59,145,919	48,491,848
Advances to suppliers	1,408,401	1,658,162
Bills and accounts receivable - net	133,872,813	107,718,765

Investments available for sale	117,115	219,543
Cash and cash equivalent	18,923,513	29,592,828
Total current assets	214,109,700	188,619,745
TOTAL	613,851,785	601,388,667
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,632,690
Premium on share issue	13,405	-
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	171,619,880	201,623,316
Non realization of results in investments	(672,675)	(601, 095)
Total shareholders' equity	367,357,425	397,418,039
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	8,878,312	5,541,656
Unsecured bonds	46,700,000	-
Deferred tax income	32,550,641	44,872,027
Total non current liabilities	88,128,953	50,413,683
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	9,618,172	6,300,461
Commercial papers	12,583,552	11,883,600
Short-term loans	5,137,842	29,746,211
Dividends payable	28,305,063	13,694,679

Income tax payable	13,241,962	[illegible]550,781
Accounts payable	89,478,816	91,678,213
Total current liabilities	158,365,407	153,556,945
Total liabilities	246,494,360	203,970,628
TOTAL	613,851,785	601,388,667

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
Income from sales	158,703,873	118,468,224
Sale costs	117,945,974	94,004,487
Gross income	40,757,899	24,463,737
Cost and expenses:		
Sales expenses	9,073,457	8,629,136
Overheads and administrative expenses	7,621,856	4,804,556
Income from selling assets	-	(9,211)
	16,695,313	13,424,481
Operating income	24,062,586	11,039,256
Participation in results from joint business	1,519,993	461,648
Financial costs	(3,606,856)	(1,229,288)
Financial income	109,452	197,792
Exchange differences – net	(25,717)	(4,670)
Loss in swap operations with securities	(911,000)	-

Other income (expenditure):		
Tax to financial transactions	(3,249,134)	-
Others – net	(40,572)	(49,656)
	(6,203,834)	(624,174)
Income before taxes	17,858,752	10,415,082
Income tax	2,001,754	342,118
Net income	15,856,998	10,757,200
Net income per share:		
Basic	6,.91	4.69
Diluted	6.91	4.69

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

(Next there is the Consolidated Statements of Movements in Equity Accounts Condensed for the term ended at March 31, 2008 (Interim) (stated in strong bolivars) and Consolidated Statements of Movements in Equity *Accounts Condensed for the term* ended at March 31, 2008 (Interim) (stated in strong bolivars)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS CONDENSED FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
OPERATING ACTIVITIES:		
Net earnings	15,856,998	10,757,200
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	25,717	4,670

Participation in results from joint business	(1,519,993)	(461,648)
Deferred income tax	(2,184,178)	(1,398,118)
Tax provision	4,185,932	1,056,000
Provisions for future losses in foreign subsidiaries	(300,000)	-
Result from sale of property, plant and equipment	-	9,211
Financial costs	3,606,856	1,229,288
Financial income	(109,452)	(207,003)
Depreciation	4,410,189	4,352,796
Operating cash flows before movements of working capital	23,972,069	15,342,396
Changes in operating assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(13,681,926)	(3,309,469)
Advances to suppliers	392,625	3,020
Inventories	21,831,375	17,972,891
Expenses paid *in advance*	174,477	37,680
Increase (reduction)in:		
Accounts payable	(15,647,093)	(14,758,963)
Provision for severance benefits, net of payments	3,365,390	1,482,529
Cash provided for operating activities	20,406,917	16,770,084
Paid interests	(2,790,575)	(353,513)
Collected interests	109,452	197,792
Paid taxes	327,199	(2,914,508)
Net cash provided for operating activities	18,052,993	13,699,855
INVESTMENT ACTIVITIES:		
Increase in investments available for sale	10,929	-
Acquisition of property, plant and equipment	394,082	821,580
Net cash provided for (used in) investment activities	405,011	821,580
FINANCING ACTIVITIES:		
Increase in short-term loans, net	(10,933,957)	(8,624,538)

Cost of commercial papers issuing	7,991,500	11,208,693
Amortization of commercial papers	(6,333,211)	(11,396,410)
Amount of issue of long-term unsecured bonds	12,500,000	-
Cash dividends	(13,920,726)	(6,295)
Net cash used in financing activities	(10,696,394)	(8,818,550)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	7,761,610	5,702,885
CASH AND CASH EQUIVALENT AT THE BEGINNING OF TERM	11,161,903	23,889,943
CASH AND CASH EQUIVALENTS AT THE END OF TERM	18,923,513	29,592,828

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2008 AND DECEMBER 2007 INTERIM

(Stated in Strong bolivars)

	2008	2007
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	393,152,734	397,957,005
Stockholdings in associations and joint business	6,589,351	4,479,358
Total non-current assets	399,742,085	402,726,363
CURRENT ASSETS:		
Expenses paid in advance	641,939	816,416
Inventories	59,145,919	80,977,294
Advances to suppliers	1,408,401	1,801,026
Bills and accounts receivable - net	133,872,813	120,190,887

Investments available for sale	117,115	128,044
Cash and cash equivalent	18,923,513	11,161,903
Total current assets	214,109,700	215,075,570
TOTAL	613,851,785	617,801,933
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	171,619,880	155,762,882
Non realization of results in investments	(672,675)	(672,675)
Total shareholders' equity	367,357,425	351,500,427
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	8,878,312	7,256,889
Unsecured bonds	46,700,000	34,200,000
Deferred income tax	32,550,641	34,734,819
Total non current liabilities	88,128,953	76,191,708
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	9,618,172	7,874,205
Commercial papers	12,583,552	10,925,263
Short-term loans	5,137,842	15,255,518
Dividends payable	28,305,063	42,225,789

Income tax payable	13,241,962	8,728,831
Accounts payable	89,478,816	105,100,192
Total current liabilities	158,365,407	190,109,798
Total liabilities	246,494,360	266,301,506
TOTAL	613,851,785	617,801,933

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2008 AND 2007

(Stated in thousand bolivars)

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International

Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at March 31, 2008 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling,

Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until

determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations, commercial papers and unsecured bonds***– Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in

the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. Ongoing Judicial and/or Extrajudicial Procedures – At March 31, 2008, there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and

claims will not produce a significant effect in the current and future consolidated financial statements.

- *r.* ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

- *s.* ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

- *t.* ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

- *u.* ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

- *v.* ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The active deferred tax is reduced by a provision to valuate the amount estimated to be realized in the future.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2008 and 2007, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2008 and 2007 (in strong bolivars):

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	55,861,289	100,855,910	1,986,674	-	158,703,873
Export sales	-	-	-	-	

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO ... X. HERNANDEZ M...

Sales among segments – local	-	-	3,102,014	-(3,102,014)	-
Sales among segments – export	38,547	547,351	-	(585,898)	-
Total income	55,899,836	101,403,261	5,088,688	(3,687,912)	158,703,873
Costs and expenses	57,841,435	76,131,225	4,259,860	(3,551,233)	134,641,287
Operating results	(1,941,599)	25,272,036	828,828	(136,679)	24,062,586
Participation in results from joint-business companies	-	-	-	-	1,519,993
Financial income	-	-	-	-	109,452
Financial expenses and others	-	-	-	-	(7,833,279)
Results before taxes	-	-	-	-	17,858,752
Results after taxes	-	-	-	-	15,856,998
Depreciation	2,035,559	2,007,432	367,198	-	4,410,189
Capital investments	395,525	106,008	106,239	-	607,772
Balance sheet					
Assets					
Assets per segment	262,953,662	246,816,398	41,445,658	(13,941,612)	537,274,106
Assets per corporate segments	-	-	-	-	59,307,979
Participation in associated companies	6,589,351	-	-	-	6,589,351
Undistributed corporate assets	-	-	-	-	10,680,349
Total consolidated assets					613,851,785
Liabilities					
Liabilities by segments	46,327,298	35,046,671	3,708,335	(12,971,612)	72,238,692
Liabilities by corporate segments	-	-	-	-	98,682,130
Undistributed corporate liabilities	-	-	-	-	75,573,537
Total consolidated					

liabilities 246,494,359

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	56,584,931	60,845,198	1,010,571	-	118,440,700
Export sales	27,524	-	-	-	27,524
Sales among segments – local	-	-	3,029,534	(3,029,534)	-
Sales among segments – export	80,126	223,970	-	(304,096)	-
Total income	56,692,581	61,069,168	4,040,105	(3,333,630)	118,468,224
Costs and expenses	54,631,093	52,499,777	3,720,332	(3,372,234)	107,428,968
Operating results	2,061,488	8,619,391	319,773	38,604	11,039,256
Participation in results from joint-business companies	-	-	-	-	461,648
Financial income	-	-	-	-	197,792
Financial expenses and others	-	-	-	-	(1,283,614)
Results before taxes	-	-	-	-	10,415,082
Results after taxes	-	-	-	-	10,757,200
Depreciation	2,016,958	1,988,949	346,889	-	4,352,796
Capital investments	204,034	-	-	-	269,377
Balance sheet					
Assets					
Assets per segment	273,855,490	248,527,337	54,658,216	(40,177,046)	536,863,997
Assets per corporate segments	-	-	-	-	36,023,317
Participation in associated companies	4,428,518	-	-	-	4,428,518

Undistributed corporate assets	-	-	-	-	24,072,835
Total consolidated assets					601,388,667
Liabilities					
Liabilities by segments	47,170,131	35,676,794	17,079,828	(41,147,046)	58,779,707
Liabilities by corporate segments	-	-	-	-	92,930,766
Undistributed corporate liabilities	-	-	-	-	52,260,155
Total consolidated liabilities					203,970,628

3. FURTHER EVENT

Shareholder's Equity.

Cash dividend

As of April 18 of this year, the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.0.15 per share.

Translator's Note:

At the upper right margin of he first and second pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. 2008 April 30 2:33. FILE RECEIVED."—————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March the 20th, 2008.

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE TERM ENDED AT MARCH 31, 2008
INTERIM

(Stated in strong bolivars)

				Retained Earnings				
	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Net income for the term	-	-	-	-	-	15.856.998	-	15.856.998
Total earnings recognized for the term	-	-	-	-	-	15.856.998	-	15.856.998
BALANCES AT MARCH 31, 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	171.619.880	(672.675)	367.357.425

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE TERM ENDED AT MARCH 31, 2007
INTERIM
(Stated in strong bolivars)

	Capital Stock	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Net income for the term	-	-	-	-	10.757.200	-	10.757.200
Total earnings recognized for the term	-	-	-	-	10.757.200	-	10.757.200
BALANCES AT MARCH 31, 2007	69.632.690	206.308	6.963.269	119.593.551	201.623.316	(601.095)	397.418.039

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

REPUBLICA DE VENEZ... HERNANDEZ MORA

END